As filed with the Securities and Exchange Commission on October 30, 2006
File No. 333-135061

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Amendment No. 1 to

FORM S-1
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

DIGUANG INTERNATIONAL DEVELOPMENT CO., LTD.
(Formerly Online Processing, Inc.)
(Exact name of registrant as specified in its charter)

Nevada	522200	22-3774845
(state or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

8 TH Floor, Building 64, Jinlong Industry District Majialong Nanshan District, Shenzhen, PRC Post Code: 518052 010-86-755-2655-3580
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Yi Song
Chief Executive Officer
Diguang International Development Co., Ltd.
8 TH Floor, Building 64, Jinlong Industry District Majialong
Nanshan District, Shenzhen, PRC
Post Code: 518052
010-86-755-2655-3580

(Name, address, including zip code, and telephone number, including area code, of agent for service)

With copies to:
Simon C.M. Luk HELLER EHRMAN LLP 35th Fl., One Exchange Square, 8 Connaught Place Central, Hong Kong Telephone: +852-2292-2000 Facsimile: +852-2292-2200	Alex Shukhman HELLER EHRMAN LLP 333 South Hope Street, Suite 3900 Los Angeles, CA 90071-3043 Telephone: (213) 689-7584 Facsimile: (213) 244-7607

As soon as practicable after effectiveness of the Registration Statement
(Approximate date of commencement of proposed sale to the public)

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.    ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, please check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering:    ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering:    ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering:    ☐

Calculation of Registration Fee
Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Aggregate Offering Price Per Unit(1)	Proposed Maximum Aggregate Offering Price(2)	Amount of Registration Fee(3)
Common stock, par value $0.001 per share	4,693,000	$11.70	$54,908,100	$5,875.17
(1) Based on the average of the high and low sales prices per share of the registrant’s common stock as reported on the over the counter market of the National Association of Securities Dealers “Electronic Bulletin Board” on June 12, 2006, within five business days of the date of filing the registration statement.

(2) Estimated solely for the purpose of calculating the amount of the registration fee pursuant to Rule 457(c) under the Securities Act of 1933, as amended (the “Securities Act”).

(3) Calculated pursuant to Section 6(b) of the Securities Act as follows: proposed maximum aggregate offering amount multiplied by 0.000107.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED October 30, 2006

PROSPECTUS
4,693,000 Shares of Common Stock

of

Diguang International Development Co., Ltd.

We are registering for resale up to 4,693,000 shares of our common stock, par value $0.001 per share, by the selling stockholders identified in this prospectus. We will not receive any of the proceeds from the disposition of these shares by the selling stockholders. We will bear all costs, expenses and fees in connection with the registration of these shares. The selling stockholders will bear all commissions and discounts, if any, attributable to their respective sales of shares.

The selling stockholders or their permitted transferees or other successors in interest may, but are not required to, sell their common stock in a number of different ways and at varying prices. See “Plan of Distribution” on page 73 for a description of how the selling stockholders may dispose of the shares covered by this prospectus.

Our common stock currently trades in the over-the-counter market of the National Association of Securities Dealers “Electronic Bulletin Board” under the symbol “DGNG.” On October 16, 2006, the last reported sale price of our common stock in the over-the-counter market was $5.5 per share. We applied to list our common stock on the Nasdaq National Market under the symbol “LUMI.”

INVESTING IN OUR COMMON STOCK INVOLVES RISKS THAT ARE DESCRIBED IN THE “RISK FACTORS” SECTION BEGINNING ON PAGE 8 OF THIS PROSPECTUS.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is October 30, 2006

You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from the information contained in this prospectus. We are not making an offer to sell securities in any state where offers and sales are not permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of when this prospectus is delivered or when any sale of our common stock occurs.

CONVENTIONS THAT APPLY TO THIS PROSPECTUS

In this prospectus, unless the context specifically indicates otherwise:

•	“the Company,” “we,” “us” and “our” refer to Diguang International Development Co., Ltd. and/or its subsidiaries;

•	“Diguang Holdings” refers to Diguang International Holdings Limited;

•	“Diguang” refers to Diguang International Development Co., Ltd.;

•	“Diguang Electronics” refers to Shenzhen Diguang Electronics Co., Ltd.;

•	“Well Planner” refers to Well Planner Limited;

•	“Diguang Technology” refers to Diguang Science and Technology (HK) Limited;

•	“China,” “PRC,” and variations of these terms refer to The People’s Republic of China;

•	“Online” refers to Online Processing, Inc.;

•
translations of Chinese Renminbi, or RMB, into United States dollars are denominated using the closing exchange rates in effect as of the balance sheet date for the fiscal quarter to which the translated RMB amount relates, except as otherwise stated; and

•
the Diguang logo is a registered stylized trademark of Diguang International Development Co., Ltd. All other trademarks, trade names or service marks appearing in this prospectus are the property of their respective holders.

PROSPECTUS SUMMARY

       The following summary highlights basic information about our business and this offering that is contained elsewhere in this prospectus. It does not contain all of the information that you should consider before investing in our common stock. You should carefully read the entire prospectus, including the “Risk Factors” section and our consolidated financial statements and the accompanying notes, before making a decision to invest in our common stock.

Diguang
      We design, manufacture, sell and distribute small to medium-sized Light Emitting Diode (“LED”) and Cold Cathode Fluorescent Lamp (“CCFL”) backlights for Liquid Crystal Displays (“LCD”) in a variety of applications, such as color displays for cell phones, car televisions and navigation systems, digital cameras, camcorders, PDAs and DVDs, CD and MP3/MP4 players and appliance displays. Our manufacturing subsidiary is headquartered in Shenzhen, China. We have also developed large size of LED/CCFL backlight products for LCD Display and we have started to enter the backlight markets for computer displays and televisions.

In 2005, we generated revenues of $35.6 million, net income of $8.8 million and cash flow from operations of $9.6 million. We have been profitable and cash flow positive each year since 1999.

Our Industry

The backlight industry is closely associated with the consumer electronics industry. LCDs are used to present data and images in a wide variety of applications, ranging from cell phones to car navigation and entertainment systems to the larger displays used in flat panel televisions and computer monitors, including laptop computer screens.

LCD technology allows for a higher level of light output than other types of panel displays. It has become the mainstream technology in today’s display market with demand for such technology increasing by 10 to 15 percent per year. According to Displaybank, a reputable Korean based research firm, the global LCD display market was approximately $48.5 billion in 2004, and it is expected to grow to approximately $94 billion by 2010. This significant growth projection is being driven by an increase in the breadth of applications utilizing LCDs to take advantage of their increased brightness and clarity, the development of new LCD-related technologies and the growing use of LCDs in larger screen applications (e.g. television sets).

The backlight portion of an LCD was a $19 billion market in 2005 and is expected to grow to a $20.2 billion market in 2006. Fueling this growth and counterbalancing price reductions in small to medium size backlights, is the demand for large size LCD backlights. Large-size LCD backlights, primarily used for LCD TVs, generated global revenues of approximately $7.5 billion in 2005, which Displaybank projects will grow to $9.94 billion this year, with continued growth of over 34 percent per year through 2008.

Generally, companies that manufacture backlights supply them as a component to other parties, which incorporate them into a finished display unit, which consists of a film (such as a thin film transistor) that bears the image and the case or shell that is used to hold the backlight and film in place. As a result, our customers are typically the assemblers of the LCD modules, although we have some customers who are the final assemblers of the products that are sold to consumers.

Until recently, the backlight industry was centered in Japan and Korea, where the majority of modules used in the production of LCD displays, such as Samsung and Toshiba, are located. Based on certain cost advantages, Taiwan has become a leading producer of backlights as well.

More recently, a large number of backlight manufacturers, both independent ones and operations associated with Japanese and Korean companies, have begun production in the PRC, including Diguang. This shift of backlight production to the PRC is based in large measure on the comparability of its technical workforce and facilities to those of the traditional Asian producers, together with significant labor cost advantages. Those factors have, to some extent, pulled the assembly of display units into the PRC as well, even though a relatively small amount of the modules used to make LCD displays are currently produced in the PRC.

We consider our industry to be one that is expanding, as electronics are incorporated into a growing number of products and devices that benefit from the display of information and images. We have benefited from certain cost and strategic advantages relative to our competitors, and those advantages have enabled us to maintain attractive margins on our products up to this point. However, as a growing percentage of backlight production shifts to the PRC from higher-cost countries, price competition will increase, and our ability to preserve margins will depend on our continuing to improve our product quality, production efficiency and customer services relative to our competitors.

Company Information

We were incorporated in the State of Nevada on December 4, 2000, under the name of Online. We initially operated as an Internet-based mortgage processing provider for mortgage brokers. Unable to generate significant revenue in that business, we acquired Communication Field Services, Inc. (“CFS”), a Nevada incorporated company managing wireless network installations for telecommunication service providers, on February 28, 2003, but we ceased commercial operations of that business in March 2003. On January 10, 2006, we entered into a share exchange agreement pursuant to which we acquired all of the stock of privately held Diguang Holdings, a British Virgin Islands holding company that owns several companies engaged in the backlight manufacturing and distribution business. Upon the closing of that share exchange transaction on March 17, 2006, we commenced our present line of business. Prior to the closing of that transaction, we had changed our name from Online to Diguang.

Our principal executive offices are located on the 8th  Floor of Building 64, Jinlong Industry District Majialong Nanshan District, Shenzhen, People’s Republic of China, Post Code: 518052, and our telephone number is 86-755-2655-3580. We are planning to establish an English language website to provide access to information about our corporation.

The Offering

Common stock offered by selling stockholders	Up to 4,693,000 shares

Common stock outstanding
As of October 9, 2006, we have 22,593,000 shares of our common stock outstanding. As of the same date, 1,500,000 shares of our common stock are reserved; options to purchase 540,000 shares of our common stock have been granted and options to purchase 960,000 shares of our common stock remain available for granting. No option has been exercised up to now. See “Description of Our Common Stock.”

Use of proceeds	The selling stockholders will receive all net proceeds from the offering of our common stock covered by this prospectus. We will not receive any proceeds from this offering.

Plan of Distribution
The offering is made by the selling shareholders named in this prospectus, to the extent that they sell any shares of common stock. Sales may be made in the open market or in privately negotiated transactions, at fixed or negotiated prices. See “Plan of Distribution.”

OTC Bulletin Board / Nasdaq National Market symbol	DGNG/LUMI (once our Nasdaq listing takes effect)

Risk factors	See “Risk Factors” and other information included in this prospectus for a discussion of factors you should carefully consider before deciding to invest in shares of our common stock.

Summary Consolidated Financial Data

You should read the summary consolidated financial data set forth below in conjunction with our consolidated financial statements, the notes to our consolidated financial statements and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” contained elsewhere in this prospectus. The consolidated statements of income data for each of the three years ended December 31, 2003, 2004 and 2005 and the selected consolidated balance sheet data as of December 31, 2004 and 2005 have been derived from our audited consolidated financial statements that are included elsewhere in this prospectus. The historical financial data for the six months ended June 30, 2005 and 2006 are unaudited. We prepared the unaudited consolidated financial information on the same basis as the audited consolidated financial statements. The unaudited financial information includes all adjustments, consisting only of normal and recurring adjustments that we consider necessary for a fair presentation of its financial position and operating results for the periods presented. The consolidated financial statements are prepared and presented in accordance with generally accepted accounting principles in the United States, or U.S. GAAP. Our historical results are not necessarily indicative of results to be expected for future periods.

Consolidated Statements of Income Data (in thousand):	Years Ended December 31,			Six Months Ended June 30,
	2003	2004	2005	2005	2006
				(Unaudited)	(Unaudited)

Revenues	$6,156	$24,483	$35,648	$18,386	$17,739
Cost of revenues	4,148	14,454	23,048	11,979	11,401

Gross profit	2,008	10,029	12,600	6,407	6,338

Operating expenses	929	3,133	3,305	1,535	3,366

Income from operations	1,079	6,896	9,295	4,872	2,972

Interest income, net	(4)	(22)	(46)	(17)	105
Other income, net	24	5	48	73	-

Income before taxes	1,099	6,879	9,382	4,926	3,117

Income tax expense (benefit)	54	259	533	225	335

Net income	$1,045	$6,620	$8,849	$4,701	$2,782

The following table presents consolidated balance sheet data (in thousand):

	December 31,		June 30,
	2004	2005	2006
			(Unaudited)

Consolidated Balance Sheet Data:
Cash, cash equivalents and short-term investments	$5,353	$10,055	$21,213
Working capital	7,967	12,636	24,794
Total assets	14,158	23,404	37,268
Total liabilities	6,184	8,523	8,244
Total stockholders’ equity (deficit)	7,975	14,881	29,024

Consolidated Statements of Cash Flows Data:
Cash flow provided by operating activities	$4,867	$9,579	$2,203
Cash flow used in investing activities	(450)	(3,427)	(1,386)

RISK FACTORS
Investment in our common stock involves risk. You should carefully consider the risks we describe below before deciding to invest. The market price of our common stock could decline due to any of these risks, in which case you could lose all or part of your investment. In assessing these risks, you should also refer to the other information included in this prospectus, including our consolidated financial statements and the accompanying notes. You should pay particular attention to the fact that we are a holding company with substantial operations in China and are subject to legal and regulatory environments that in many respects differ from that of the United States.  Our business, financial condition or results of operations could be affected materially and adversely by any of the risks discussed below and any others not foreseen. This discussion contains forward-looking statements.

Risks Related to our Business

Adverse trends in the electronics industry, such as an overall decline in sales or a shift away from products that incorporate our backlights, may reduce our revenues and profitability.

Our business depends on the continued vitality of the electronics industry, which is subject to rapid technological change, short product life cycles and margin pressures. In addition, the electronics industry historically has been cyclical and subject to significant downturns characterized by diminished product demand, accelerated erosion of average selling prices and production over-capacity.  It is also characterized by sudden upswings in the cycle, which can lead to shortages of key components needed for our business, for which there is not always an alternative source. Economic conditions affecting the electronics industry in general or our major customers may adversely affect our operating results by reducing the level of business that they furnish to us or the price they are willing to pay for our products.   If our customers’ products fail to gain widespread commercial acceptance, become obsolete or otherwise suffer from low sales volume, our revenues and profitability may stagnate or decline.

If OLED technology matures, it may lessen the demand for LCDs and LED/CCFL Backlights, which could reduce our revenues and profits.

Organic Light Emitting Diode technology is an alternative to traditional LED technology that is still in the development phase, with companies attempting to create an OLED solution for cell phones and other small size applications.  This technology has the potential to supplant traditional LEDs in many applications, but it still faces many performance issues related to the life span, processing technology, restrictions of sizes, etc. and for many applications it is still cost prohibitive.  If development of this technology overcomes those drawbacks, it will compete with existing LCD display technologies and may reduce the demand for LCDs and the backlights that we supply to the makers of LCDs.  Our client base is currently diverse and involved with manufacturing products in a variety of different sizes and for many different applications.  Due to the current diverse product base of our customers, a currently perceived growing demand for our backlights in medium and large size applications and enhancements in LCD technology, we believe that OLED technology will have little or no short term or medium-term effect on our levels of LCD backlight sales.  However, if the OLED technology matures or our current beliefs or understandings materially change, it may lessen the demand for LCDs and related components, leading to a reduction of our revenues or profits or both.

A few customers and applications account for a significant portion of our sales, and the loss of any one of these customers may reduce our revenues and profits.

A significant portion of our revenue is generated from a small number of customers.  The aggregate percentage of the revenue contributed by our top three customers in 2005 was 62%, with roughly 56% coming from the two largest customers.  Under present conditions, the loss of any of these customers, or a significant reduction in our level of sales to any or all of them, could have a material adverse effect on our business and operating results.

We do not have long-term purchase commitments from our customers and may have to rely on customer forecasts in making production decisions, and any cancellation of purchase commitments or orders may result in the waste of raw materials or work in process associated with those orders, reducing both our revenues and profitability.

As a backlight manufacturer, we must provide increasingly rapid product turnaround. A variety of conditions, both specific to individual customers and generally affecting the demand for these products, may cause customers to cancel, reduce or delay orders. Cancellations, reductions or delays by a significant customer or by a group of customers would result in a material reduction in revenue.  Those customer decisions could also result in excess and obsolete inventory and/or unabsorbed manufacturing capacity, which could reduce our profits or impair our cash flow. On occasion, customers require rapid increases in production, which can strain our resources, leading to a reduction in our margins as a result of the additional costs necessary to meet those demands.

Our customers generally do not provide us with firm, long-term volume purchase commitments. In addition, industry trends over the past five years have led to dramatically shortened lead times on purchase orders, as rapid product cycles have become the norm. Although we sometimes enter into manufacturing contracts with our customers, these contracts principally clarify order lead times, inventory risk allocation and similar matters, rather than providing for firm, long-term commitments to purchase a specified volume of products at a fixed price. As a result, customers can generally cancel purchase commitments or reduce or delay orders at any time. The large percentage of our sales to customers in the electronics industry, which is subject to severe competitive pressure, rapid technological change and product obsolescence, increases our inventory and overhead risks, among others, as we must maintain inventories of raw materials, work in process and finished goods to meet customer delivery requirements, and those inventories may become obsolete if the anticipated customer demand does not materialize.

We also make significant decisions, including determining the levels of business that we will seek and accept, production schedules, component procurement commitments, facility requirements, personnel need, and other resource requirements, based upon our estimates of customer requirements. The short-term nature of our customers’ commitments and the possibility of rapid changes in demand for these products reduce our ability to estimate accurately the future requirements of those customers. Because many of our costs and operating expenses are fixed, a reduction in customer demand can reduce our gross margins and operating results. In order to transact business, we assess the integrity and creditworthiness of our customers and suppliers and we may, based on this assessment, incur design and development costs that we expect to recoup over a number of orders produced for the customer.  Such assessments are not always accurate and expose us to potential costs, including the write off of costs incurred and inventory obsolescence if the orders anticipated do not materialize. We may also occasionally place orders with suppliers based on a customer’s forecast or in anticipation of an order that is not realized. Additionally, from time to time, we may purchase quantities of supplies and materials greater than required by customer orders to secure more favorable pricing, delivery or credit terms. These purchases can expose us to losses from cancellation costs, inventory carrying costs or inventory obsolescence, and hence adversely affect our business and operating results.

Failure to optimize our manufacturing potential and cost structure could materially increase our overhead, causing a decline in our margins and profitability.

We strive to utilize the manufacturing capacity of our facilities fully but may not do so on a consistent basis. Our factory utilization is dependent on our success in accurately forecasting demand, predicting volatility, timing volume sales to our customers, balancing our productive resources with product mix, and planning manufacturing services for new or other products that it intends to produce. Demand for contract manufacturing of these products may not be as high as we expect, and we may fail to realize the expected benefit from our investment in our manufacturing facilities. Our profitability and operating results are also dependent upon a variety of other factors, including: utilization rates of manufacturing lines, downtime due to product changeover, impurities in raw materials causing shutdowns, and maintenance of contaminant-free operations. Failure to optimize our manufacturing potential and cost structure could materially and adversely affect our business and operating results.

Moreover, our cost structure is subject to fluctuations from inflationary pressures in China and other geographic regions where we conduct business. China is currently experiencing dramatic growth in its economy. This growth may lead to continued pressure on wages and salaries that may exceed increases in productivity. In addition, these may not be compensated for and may be exacerbated by currency movements.

We face intense competition, and many of our competitors have substantially greater resources than we have.  Increased competition from these competitors may reduce our revenues or decrease our margins, either or both of which would reduce our profitability and could impair cash flow.

We operate in a competitive environment that is characterized by price deflation and technological change. We compete with major international and domestic companies. Our major competitors include Shian Yih Electronics Ind. Co. Ltd., Wai Chi Electronics Ltd., Radiant Opto-Electronics Corporation, K-Bridge Electronics Co. Ltd., etc. and other similar companies primarily located in Japan, Taiwan, Korea, Hong Kong and China Mainland. Our competitors may have greater market recognition and substantially greater financial, technical, marketing, distribution, purchasing, manufacturing, personnel and other resources than we do.  Furthermore, some of our competitors have manufacturing and sales forces that are geographically diversified, allowing them to reduce transportation expenses, tariff costs and currency fluctuations for certain customers in markets where their facilities are located.  Many competitors have production lines that allow them to produce more sophisticated and complex devices than we currently do and to offer a broader range of display devices to our target customers. Other emerging companies or companies in related industries may also increase their participation in the display and display module markets, which would intensify competition in our markets. We might lose some of our current or future business to these competitors or be forced to reduce our margins to retain or acquire that business, which could decrease our revenues or slow our future revenue growth and lead to a decline in profitability.

We depend on the market acceptance of our customers’ products, and significant slowdown in demand for those products would reduce our revenues and our profits.

Currently, we do not sell products to end users. Instead, we design and manufacture various display product solutions that our customers incorporate into their products. As a result, our success depends almost entirely upon the widespread market acceptance of our customers’ products. Any significant slowdown in the demand for our products would likely reduce our revenues and profits.  Therefore, we must identify industries that have significant growth potential and establish strong, long-term relationships with manufacturers in those industries. Our failure to identify potential growth opportunities or establish these relationships would limit our revenue growth and profitability.

We extend credit to our customers and may not be able to collect all receivables due to us, and our inability to collect such receivables may have an adverse effect on our immediate and long-term liquidity.

We extend credit to our customers based on assessments of their financial circumstances, generally without requiring collateral.  As of December 31, 2005, our accounts receivable, after deducting an allowance for bad debts, was nearly $6 million, or about one-sixth of our total revenues for 2005.  Our overseas customers may be subject to economic cycles and conditions different from those of our domestic customers. We may also be unable to obtain satisfactory credit information or adequately secure the credit risk for some of these overseas customers.  The extension of credit presents an exposure to risk of uncollected receivables.  Additionally, we may not realize from receivables denominated in a foreign currency the anticipated amounts in United States dollar terms due to fluctuations in currency values. Our inability to collect on these accounts may reduce on our immediate and long term liquidity.

The growth of our business depends on our ability to finance new products and services and these increased costs may reduce our cash flows and, if the products and services in which we have invested do not succeed, it would reduce our profitability.

We operate in the consumer electronics industry, which is characterized by rapid change.  New technologies are appearing with increasing frequency to supplant existing technologies.  In order to capture increased market share, manufacturers are adopting a shorter product life cycle from a cosmetic, if not functional, standpoint, but those cosmetic changes generally have a direct effect on the backlight products that the new designs incorporate. Technological advances, the introduction of new products, new designs and new manufacturing techniques could render our inventory obsolete, or it could shift demand into areas where we are not currently engaged.  If we fail to adapt to those changing conditions in a timely and efficient manner, our revenues and profits would likely decline. To remain competitive, we must continue to incur significant costs in product development, equipment and facilities and to make capital investment. These costs may increase, resulting in greater fixed costs and operating expenses. As a result, we could be required to expend substantial funds for and commit significant resources to the following:

•	research and development activities on existing and potential product solutions;

•	additional engineering and other technical personnel;

•	advanced design, production and test equipment;

•	manufacturing services that meet changing customer needs;

•	technological changes in manufacturing processes; and

•	expansion of manufacturing capacity.

Our future operating results will depend to a significant extent on our ability to continue to provide new product solutions and electronic manufacturing services that compare favorably on the basis of time to market, cost and performance with the design and manufacturing capabilities and competing third-party suppliers and technologies. Our failure to increase our net sales sufficiently to offset these increased costs would reduce our profitability.

We are subject to lengthy sales cycles, and it could take longer than we anticipate before our sales and marketing efforts result in revenue.

Our focus on developing a customer base that requires custom displays and devices means that it may take longer to develop strong customer relationships. Moreover, factors specific to certain industries have an impact on our sales cycles. In particular, those customers who operate in or supply to the medical and automotive industries require longer sales cycles, as qualification processes are longer and more rigorous, often requiring extensive field audits. These lengthy and challenging sales cycles may mean that it could take longer before our sales and marketing efforts result in revenue to us, if at all.  As a result, the return on the time and effort invested in developing these opportunities may be deferred, or may not be realized at all, reducing our profitability.

Products we manufacture may contain design or manufacturing defects, which could result in reduced demand for our services and customer claims, causing us to sustain additional costs, loss of business reputation and legal liability.

We manufacture products to our customers’ requirements, which can be highly complex and may at times contain design or manufacturing errors or failures. Any defects in the products we manufacture, whether caused by a design, manufacturing or component failure or error, may result in returns, claims, delayed shipments to customers or reduced or cancelled customer orders. If these defects occur, we will incur additional costs, and if in they occur in large quantity or frequently, we may sustain additional costs, loss of business reputation and legal liability.

We could become involved in intellectual property disputes, resulting in substantial costs and diversion of our management resources.  Such disputes could materially and adversely affect our business by increasing our expenses and limiting the resources that we can devote to expansion of our business, even if we ultimately prevail.

Diguang Electronics currently possesses two Chinese patents, and we utilize the additional patented technologies that are material to our business, which are in the process of being transferred to Diguang Electronics from Yi Song (referred to in our prior filings as Song Yi to conform to Chinese convention of last name first), our Chairman, CEO and the current owner of the patents. If the patents are not successfully transferred, we will not be able to use the same patents, which would hamper our production and this would have a material and adverse effect on our business and revenues. If a patent is infringed upon by a third party, we may need to devote significant time and financial resources to attempt to halt the infringement. We may not be successful in defending the patents involved in such a dispute. Similarly, while we do not knowingly infringe on patents, copyrights or other intellectual property rights owned by other parties; we may be required to spend a significant amount of time and financial resources to resolve any infringement claims against us.  We may not be successful in defending our position or negotiating an alternative remedy.  Any litigation could result in substantial costs and diversion of our management resources and could reduce our revenues and profits.

Our customers may decide to design and/or manufacture the products that they currently purchase from us, which may reduce our revenues and profits, as we may not be able to compete successfully with these in-house developments.

Our competitive position could also be adversely affected if one or more of our customers decide to design and/or manufacture their own backlights and display modules. We may not be able to compete successfully with these in-house developments by our customers, which would tend to favor their in-house supply over us, even in cases where price and quality may not be comparable.

We may develop new products that may not gain market acceptance, and our significant costs in designing and manufacturing services for new product solutions may not result in sufficient revenue to offset those costs or to produce profits.

We operate in an industry characterized by frequent and rapid technological advances, the introduction of new products and new design and manufacturing technologies.  As a result, we may be required to expend funds and commit resources to research and development activities, possibly requiring additional engineering and other technical personnel; purchasing new design, production, and test equipment; and continually enhancing design and manufacturing processes and techniques. We may invest in equipment employing new production techniques for existing products and new equipment in support of new technologies that fail to generate adequate returns on the investment due to insufficient productivity, functionality or market acceptance of the products for which the equipment may be used. We could, therefore, incur significant sums in design and manufacturing services for new product solutions that do not result in sufficient revenue to make those investments profitable.  Furthermore, customers may change or delay product introductions or terminate existing products without notice for any number of reasons unrelated to us, including lack of market acceptance for a product. Our future operating results will depend significantly on our ability to provide timely design and manufacturing services for new products that compete favorably with design and manufacturing capabilities and third party suppliers.

Our component and materials suppliers may fail to meet our needs, causing us to experience manufacturing delays, which may harm our relationships with current or prospective customers and reduce sales.

We do not have long term supply contracts with the majority of our suppliers or for specific components. This generally serves to reduce our commitment risk but does expose us to supply risk and to price increases that we may not be able to pass on to our customers.  In our industry, at times, there are shortages of some of the materials and components that it uses. If we are unable to obtain sufficient components on a timely basis, we may experience manufacturing delays, which could harm our relationships with current or prospective customers and reduce sales.  Moreover, some suppliers may offer preferential terms to our competitors, who may have greater buying power or leverage in negotiations.  That would place us at a competitive disadvantage.

We may be affected by power shortages, causing delays in delivery of products to our customers, resulting in possible loss of business or claims against us and cause us to lose future business from those or other customers.

Our Dongguan factory consumes a significant amount of electricity, and there are a significant number of industrial facilities in the area where this factory is located.  Therefore, power shortages may occur and the facility may be deprived of electricity for undetermined periods of time.  This may result in longer production timeframes and delays in delivery of product to our customers.  Failure to meet delivery deadlines may result in the loss of business or claims against us, which may have a material and adverse effect on our business, profitability and reputation.

Our financial performance could be harmed if compliance with new environmental regulations becomes too burdensome.

Although we believe that we are operating in compliance with applicable Chinese government environmental laws, there is no assurance that we will be in compliance consistently, as such laws and regulations or their interpretation and implementation change. Failure to comply with environmental regulation could result in the imposition of fines, suspension or halting of production or closure of manufacturing operations.

We may not be able to secure financing needed for future operating needs on acceptable terms, or on any terms at all.

From time to time, we may seek additional equity or debt financing to provide the capital required to maintain or expand our design and production facilities and equipment and/or working capital, as well as to repay outstanding loans if cash flow from operations is insufficient to do so. We cannot predict with certainty the timing or amount of any such capital requirements. If such financing is not available on satisfactory terms, we may be unable to expand our business or to develop new business at the rate desired.

Failure to manage growth effectively could result in inefficiencies that could increase our costs, reducing our profitability.

We have increased the number of our manufacturing and design programs and intend to expand further the number and diversity of our programs.  The number of locations where we manufacture may also increase.  Our ability to manage our planned growth effectively will require us to:

•	enhance quality, operational, financial and management systems;

•	expand facilities and equipment; and

•	successfully hire, train and motivate additional employees, including the technical personnel necessary to operate our production facilities.

An expansion and diversification of our product range, manufacturing and sales will result in increases in our overhead and selling expenses. We may also be required to increase staffing and other expenses as well as expenditures on plant, equipment and property in order to meet the anticipated demand of our customers. Customers, however, generally do not commit to firm production schedules for more than a short time in advance. Any increase in expenditures in anticipation of future orders that do not materialize would adversely affect our profitability. Customers also may require rapid increases in design and production services that place an excessive short-term burden on our resources and reduce our profitability.

Potential strategic alliances may not achieve their objectives, which could lead to wasted effort or involvement in ventures that are not profitable and could harm our company’s reputation.

We are currently exploring strategic alliances designed to enhance or complement our technology or to work in conjunction with our technology, increase our manufacturing capacity, provide additional know-how, components or supplies, and develop, introduce and distribute products and services utilizing our technology and know-how. Any strategic alliances entered into may not achieve their strategic objectives, and parties to our strategic alliances may not perform as contemplated.  As a result, the alliances themselves may run at a loss, which would reduce our profitability, and if the products or customer service provided by such alliances were of inferior quality, our reputation in the marketplace could be harmed, affecting our existing and future customer relationships.

We may not be able to retain, recruit and train adequate management and production personnel.  We rely heavily on those personnel to help develop and execute our business plans and strategies, and if we lose such personnel, it would reduce our ability to operate effectively.

Our success is dependent, to a large extent, on our ability to retain the services of our executive management, who have contributed to our growth and expansion to date.  The executive directors play an important role in our operations and the development of our new products. Accordingly, the loss of their services, in particular Messrs. Yi Song and Hong Song (referred to in our prior filings as Song Hong to conform to Chinese convention of last name first), without suitable replacements, will have an adverse affect on our business generally, operating results and future prospects.

In addition, our continued operations are dependent upon our ability to identify and recruit adequate management and production personnel in China. We require trained graduates of varying levels and experience and a flexible work force of semi-skilled operators. Many of our current employees come from the more remote regions of China as they are attracted by the wage differential and prospects afforded by Shenzhen and our operations. With the economic growth currently being experienced in China, competition for qualified personnel will be substantial, and there can be no guarantee that a favorable employment climate will continue and that wage rates we must offer to attract qualified personnel will enable us to remain competitive internationally. Inability to attract such personnel may or the increased cost of doing so could reduce our competitive advantage relative to other backlight producers, reducing or eliminating our growth in revenues and profits.

Risks Related to International Operations

If China does not continue its policy of economic reforms, it could, among other things, result in an increase in tariffs and trade restrictions on products we produce or sell following a business combination, making our products less attractive and potentially reducing our revenues and profits.

China’s government has been reforming its economic system since the late 1970s. The economy of China has historically been a nationalistic, “planned economy,” meaning it has functioned and produced according to governmental plans and pre-set targets or quotas.

However, in recent years, the Chinese government has implemented measures emphasizing the utilization of market forces for economic reform and the reduction of state ownership in business enterprises. Although we believe that the changes adopted by the government of China have had a positive effect on the economic development of China, additional changes still need to be made. For example, a substantial portion of productive assets in China are still owned by the Chinese government. Additionally, the government continues to play a significant role in regulating industrial development. We cannot predict the timing or extent of any future economic reforms that may be proposed, but should they occur, they could reduce our operating flexibility or require us to divert our efforts to products or ventures that are less profitable than those we would elect to pursue on our own.

A recent positive economic change has been China’s entry into the World Trade Organization, the global international organization dealing with the rules of trade between nations. It is believed that China’s entry will ultimately result in a reduction of tariffs for industrial products, a reduction in trade restrictions and an increase in trading with the United States.  However, China has not fully complied with all of its WTO obligations to date, including fully opening its markets to American goods and easing the current trade imbalance between the two countries. If actions are not taken to rectify these problems, trade relations between the United States and China may be strained, and this may have a negative impact on China's economy and our business by leading to the imposition of trade barriers on items that incorporate our products, which would reduce our revenues and profits.

We are dependent on our Chinese manufacturing operations to generate the majority of our income and profits, and the deterioration of any current favorable local conditions may make it difficult or prohibitive to continue to operate or expand the manufacturing facilities in China.

Our current manufacturing operations are located in China, our administrative offices are in the United States and we have additional establishments in Hong Kong and the British Virgin Islands. The geographical distances between these facilities create a number of logistical and communications challenges, including time differences and differences in the cultures in each location, which makes communication and effective cooperation more difficult.  In addition, because of the location of the manufacturing facilities in China, we could be affected by economic and political instability there, including problems related to labor unrest, lack of developed infrastructure, variances in payment cycles, currency fluctuations, overlapping taxes and multiple taxation issues, employment and severance taxes, compliance with local laws and regulatory requirements, greater difficulty in collecting accounts receivable, and the burdens of cost and compliance with a variety of foreign laws. Moreover, inadequate development or maintenance of infrastructure in China, including adequate power and water supplies, transportation, raw materials availability or the deterioration in the general political, economic or social environment could make it difficult, more expensive and possibly prohibitive to continue to operate or expand the manufacturing facilities in China.

The Chinese government could change its policies toward, or even nationalize, private enterprise, which could leave us unable to use the assets we have accumulated for the purpose of generating profits for the benefit of our shareholders.

Over the past several years, the Chinese government has pursued economic reform policies, including the encouragement of private economic activities and decentralization of economic regulation. The Chinese government may not continue to pursue these policies or may significantly alter them to our detriment from time to time without notice. Changes in policies by the Chinese government that result in a change of laws, regulations, their interpretation, or the imposition of confiscatory taxation, restrictions on currency conversion or imports and sources of supply could materially reduce the value of our business by making us uncompetitive or, for example, by reducing our after-tax profits. The nationalization or other expropriation of private enterprises by the Chinese government could result in the total loss of our investment in China, where a significant portion of our profits are generated.

The Chinese legal system may have inherent uncertainties that could materially and adversely impact our ability to enforce the agreements governing our operations.

The performance of the agreements and the operations of our factories are dependent on our relationship with the local government. Our operations and prospects would be materially and adversely affected by the failure of the local government to honor our agreements or an adverse change in the laws governing them. In the event of a dispute, enforcement of these agreements could be difficult in China. China tends to issue legislation, which is followed by implementing regulations, interpretations and guidelines that can render immediate compliance difficult. Similarly, on occasion, conflicts arise between national legislation and implementation by the provinces that take time to reconcile. These factors can present difficulties in our ability to achieve compliance. Unlike the United States, China has a civil law system based on written statutes in which judicial decisions have limited precedential value. The Chinese government has enacted laws and regulations to deal with economic matters such as corporate organization and governance, foreign investment, commerce, taxation and trade. However, our experience in implementing, interpreting and enforcing these laws and regulations is limited, and our ability to enforce commercial claims or to resolve commercial disputes in China is therefore unpredictable. These matters may be subject to the exercise of considerable discretion by agencies of the Chinese government, and forces and factors unrelated to the legal merits of a particular matter or dispute may influence their determination.

Because our operations are international, we are subject to significant worldwide political, economic, legal and other uncertainties that may make collection of amounts owed to us difficult or costly, or conducting operations more difficult should materials needed from certain places be unavailable for an indefinite or extended period of time.

We have subsidiaries in the British Virgin Islands, China and Hong Kong. Because we manufacture all of our products in China, substantially all of the net book value of our total fixed assets is located there. However, we sell our products to customers worldwide, with concentrations of customers in Taiwan, Hong Kong, North America, Europe, Japan, Southeast Asia and China Mainland.  As a result, we will have receivables from and goods in transit to those locations. Protectionist trade legislation in the United States or foreign countries, such as a change in export or import legislation, tariff or duty structures, or other trade policies, could adversely affect our ability to sell products in these markets, or even to purchase raw materials or equipment from foreign suppliers. Moreover, we are subject to a variety of United States laws and regulations, changes to which may affect our ability to transact business with certain customers or in certain product categories.

We are also subject to numerous national, state and local governmental regulations, including environmental, labor, waste management, health and safety matters and product specifications. We are subject to laws and regulations governing our relationship with our employees, including: wage and hour requirements, working and safety conditions, citizenship requirements, work permits and travel restrictions. These include local labor laws and regulations, which may require substantial resources for compliance. We are subject to significant government regulation with regard to property ownership and use in connection with our leased facilities in China, import restrictions, currency restrictions and restrictions on the volume of domestic sales and other areas of regulation, all of which can limit our ability to react to market pressures in a timely or effective way, thus causing us to lose business or miss opportunities to expand our business.

Fluctuation of the Renminbi could make our pricing less attractive, causing us to lose sales, or could reduce our profitability when stated in terms of another currency, such as the U.S. dollar.

The value of the Renminbi, the main currency used in China, fluctuates and is affected by, among other things, changes in China’s political and economic conditions. The conversion of Renminbi into foreign currencies such as the dollar has been generally based on rates set by the People’s Bank of China, which are set daily based on the previous day's interbank foreign exchange market rates and current exchange rates on the world financial markets. The official exchange rate had remained stable over the past several years. However, China recently adopted a floating rate with respect to the Renminbi, with a 0.3% fluctuation. As a result, the exchange rate of the Renminbi recently rose to 7.91 against the dollar, amounting to a 2% appreciation of the Renminbi. This floating exchange rate, and any appreciation of the Renminbi that may result from such rate, could have various effects on our business, which include making our products more expensive relative to those of our competitors than has been true in the past, or increasing our profitability when stated in dollar terms.  It is not possible to predict if the net effects of the appreciation of the Renminbi, if it occurred, would be positive or negative for our business.

Changes in foreign exchange regulations in China may affect our ability to pay dividends in foreign currency or conduct other business for which we would need access to foreign currency exchange.

Renminbi, or RMB, is not currently a freely convertible currency, and the restrictions on currency exchanges may limit our ability to use revenues generated in RMB to fund business activities outside China or to make dividends or other payments in United States dollars. The Chinese government strictly regulates conversion of RMB into foreign currencies.  For example, RMB cannot be converted into foreign currencies for the purpose of expatriating the foreign currency, except for purposes such as payment of debts lawfully owed to parties outside of China.  Over the years, foreign exchange regulations in China have significantly reduced the government’s control over routine foreign exchange transactions under current accounts.

The State Administration for Foreign Exchange (“SAFE”) regulates the conversion of the RMB into foreign currencies. Currently, Foreign Invested Enterprises (“FIE”) are required to apply for “Foreign Exchange Registration Certificates,” which permit the conversion of RMB into foreign exchange for the purpose of expatriating profits earned in China to a foreign country.  Our China subsidiary, Diguang Electronics, is a FIE that has obtained the registration certifications, and with such registration certifications, which need to be renewed annually, Diguang Electronics is allowed to open foreign currency accounts including a “current account” and “capital account.” Currently, conversion within the scope of the “current account”, e.g. remittance of foreign currencies for payment of dividends, etc., can be effected without requiring the approval of SAFE. However, conversion of currency in the “capital account”, e.g. for capital items such as direct investments, loans, securities, etc., still requires the approval of SAFE.  In accordance with the existing foreign exchange regulations in China, Diguang Electronics is able to pay dividends in foreign currencies, without prior approval from the SAFE, by complying with certain procedural requirements.

Although we have not experienced any difficulties in the repatriation of our profits out of China or in meeting our foreign exchange needs to date, there can be no assurance that the current foreign exchange measures will not be changed in a way that will make payment of dividends and other distributions outside of China more difficult or unlawful. As a result, if we intend to distribute profits outside of China, there can be no assurance that we will be able to obtain sufficient foreign exchange to do so.

In addition, on October 21, 2005, SAFE promulgated Notice 75, Notice on Issues concerning Foreign Exchange Management in People’s Republic of China Residents’ Financing and Return investments through Overseas Special Intention Company. Notice 75 provides that Chinese residents shall apply for Foreign Exchange Investment Registration before establishing or controlling an OSIC, which is defined by Notice 75 as a foreign enterprise directly established or indirectly controlled by Chinese residents for foreign equity capital financing with their domestic enterprise assets and interests.

Notice 75 further requires that Chinese residents shall process the modification of foreign investment exchange registration for the interests of net assets held by Chinese residents in an OSIC and its alteration condition, if Chinese residents contributed their domestic assets or shares into the OSIC, or processed foreign equity capital financing after contributing their domestic assets or shares into the OSIC.

Pursuant to Notice 75, Chinese residents are prohibited, among other things, from distributing profits or proceeds from a liquidation, paying bonuses, or transferring shares of the OSIC outside of China if Chinese residents have not completed or do not maintain the Foreign Investment Exchange Registration.

Yi Song and Hong Song, our principals, have filed the requisite application for foreign investment exchange registration under the relevant laws of China and the regulations of Notice 75, and their registration application has been approved by SAFE. Their foreign investment exchange registration is valid, legal and effective for the purpose of Notice 75.

However, we cannot provide any assurance that Chinese regulatory authorities will not impose further restrictions on the convertibility of the RMB. Since our subsidiary in China generates a significant proportion of our revenue and these revenues are denominated mainly in RMB, any future restrictions on currency exchanges may limit our ability to repatriate such revenues for the distribution of dividends to our shareholders or for funding our other business activities outside China.

We are subject to various tax regimes, which may adversely affect our profitability and tax liabilities in the future.

Diguang Development has subsidiaries and/or operations or other presence in the U.S., China, Hong Kong and the British Virgin Islands, and it will be subject to the tax regimes of these countries.  Although virtually all of Diguang Development’s profits will be earned outside of the U.S., under U.S. tax laws it is possible that some or much of Diguang Development’s earnings will be subject to U.S. taxation.  That may be true even if Diguang Development does not repatriate any of its foreign earnings to the U.S.  If that occurs, Diguang Development’s after-tax profits could decrease significantly.  Diguang Development will attempt to structure its operations in a manner that minimizes its overall corporate tax costs, but there is no assurance that it will be able to avoid having to pay significantly higher taxes than we have paid historically.

As we were established under the laws of the state of Nevada, we are subject only to federal income tax and not subject to any state income. Because our main operating activities are located outside the U.S., the taxable income outside the U.S. may not be able to offset the taxable loss generated in the U.S. We may have accumulated certain net operation loss carry forwards; however, due to the changes in ownership, the use of these net operation loss carry forward may be limited in accordance with the U.S. tax laws.

In addition, any change in tax laws and regulations or the interpretation or application thereof, either internally in one of those jurisdictions or as between those jurisdictions, may adversely affect Diguang Development’s profitability and tax liabilities in the future.

Cessation of the income tax exemption for Diguang Electronics may have an adverse impact on our net profits.

Diguang Electronics is currently enjoying a reduced rate of income tax under the central government and provincial government laws.  Under Chinese income tax law, Diguang Electronics, as a Foreign Investment Enterprise (“FIE”), would ordinarily be subject to the PRC central government and local income tax rates of 30.0% and 3.0%, respectively.  However, Chinese income tax law also provides that any FIE engaged in manufacturing that is scheduled to operate for not less than 10 years shall receive an exemption from the entire central government income tax for the two years beginning with its first profitable year and receive a 50.0% reduced income tax in the third through fifth years.

Normally, the concession rate for the central government income tax for FIEs established in special economic zones is 15.0%.  The concession rate for the central government income tax for FIEs of a production nature is 24.0% if they are established in coastal economic open zones or in the old urban districts of cities where the special economic zones or the economic and technological development zones are located. However, because Diguang’s subsidiary, Diguang Electronics, is recognized as a high-tech enterprise by the Shenzhen Science and Technology Bureau, it is entitled to a 50% reduction in the central government income tax for an additional three years (i.e., in the sixth through eighth years), subject to a minimum central government income tax rate of 10% in each of these years, pursuant to the Rules for the Implementation of the Income Tax law of the PRC for Enterprises with Foreign Investment and Foreign Enterprises.  In fact, Diguang Electronics received a 100% exemption for the first two years (in 1999 and 2000) and a 50% exemption of the central government income tax for the next three years, from 2001 through 2003.

Although local tax authorities in China are responsible for collecting the applicable central government income tax as well as provincial government income tax, these authorities often follow local practices in tax collection matters.  Like most high-tech enterprises in Shenzhen, Diguang Electronics paid total income tax at a rate of 7.5% in 2004 and 2005 whereas, the applicable minimum required central government income tax rate was 10% for 2004 and 2005, respectively.  The Shenzhen tax authority had accepted without objection Diguang Electronics’ tax filings and payments for 2004 and 2005.  Diguang Electronics also expects that it will continue to pay income tax at a rate of 7.5% for 2006 because of local tax practices implemented by local tax authority.  Diguang Electronics believes the risk of application of a retroactive additional 2.5% tax and related penalties, if any, for 2004 and 2005 to be minimal.  However, there can be no assurance that Diguang Electronics will not be required to pay the deficient tax and any related penalty in the future.

Furthermore, enterprises are entitled to receive a government subsidy sourcing from the proceeds collected as the central government income tax imposed on profits generated by certain products that have been approved for inclusion within the National (and/or Provincial) Important New Products Project.  Diguang Electronics needs to apply for this kind of government subsidies for three years from the date a product receives this approval.  Two of Diguang Electronics’ products, its color CCFL backlight for TFT-LCD TV and its white LED backlight have received this approval and are included in the National (and/or Provincial) Important New Products Project. Under the local incentive program implemented by Shenzhen Treasury Department financial fund assistance, Diguang Electronic had applied for receiving this kind of government subsidies based on 50% income tax imposed on the profit related to the above two products.  Pursuant to the relevant approvals, Diguang Electronics received the subsidies in 2003 and 2005 for the income tax imposed on the profit generated by these two products in 2002, 2003 and 2004 from the local government.  Diguang Electronics has been noticed through governmental circular that it is entitled to receive the subsidy for 2005 because one  product named New Type High Efficiency CCFL/LED Backlight (TFT-LCD Backlight) was listed on the National (and/or Provincial) Important New Products Project by the relevant local government.  Diguang Electronics intends to apply for continued inclusion of this one product within the National (and/or Provincial) Important New Products Project in October 2006 for the 2006 subsidy; if the application is approved, Diguang Electronics will be entitled to receive this kind of subsidy until at least October 2007.  However, there is no assurance that Diguang Electronics’ application will be approved.  If Diguang Electronics’ application is not successful, the subsidy income of tax refund may be reduced and its after tax profits may be adversely affected.

Cessation of value added tax refund for Diguang Electronics may have an adverse impact on our net profits.

Normally, Diguang Electronics would be required to pay a value added tax, or the difference between the VAT it pays and collects.  Based on the fact that two of Diguang Electronics’ products, its color CCFL backlight for TFT-LCD TV and its white LED backlight, are included in the National (and/or Provincial) Important New Products Project, Diguang Electronics is entitled to receive financial support according to the Rules for the Implementation of Financial Preferential Treatment on Shenzhen Important New Products.  In accordance with the detailed explanation provided by relevant government agencies, Diguang Electronics applied to receive government subsidy based on a 50% of the local portion of the VAT (which represents 25% of the total VAT) or VAT paid x 25% x 50%, in relation to these two products approved by Shenzhen Treasury Department financial fund assistance.  This application should be effective for three years from the date a product receives approval to be included in the National (and/or Provincial) Important New Products Project.  Pursuant to the relevant approvals, Diguang Electronics received this kind of government subsidy in 2003 and 2005 for the annual subsidies for 2002, 2003 and 2004 from the local government.  Diguang Electronics has been noticed through governmental circular that it is entitled to receive subsidy for 2005 because one  product named New Type High Efficiency CCFL/LED Backlight (TFT-LCD Backlight) was listed on the National (and/or Provincial) Important New Products Project by the relevant local government.  Diguang Electronics intends to apply for continued inclusion of this one product within the National (and/or Provincial) Important New Products Project in October 2006 for the 2006 subsidy; if the application is approved, Diguang Electronics will be entitled to the VAT refund until at least October 2007.  However, there is no assurance that Diguang Electronics’ application will be approved.  If Diguang Electronics’ application is not successful, the subsidy of VAT tax refund, may be reduced and its after tax profits may be adversely affected.

Because Chinese law will govern almost all of our material agreements after the Share Exchange, we may not be able to enforce our legal rights within China or elsewhere, which could result in a significant loss of business, business opportunities, or capital.

Chinese law will govern almost all of our material agreements after the Share Exchange. We cannot assure you that we will be able to enforce any of our material agreements or that remedies will be available outside of China. The system of laws and the enforcement of existing laws in China may not be as certain in implementation and interpretation as in the United States.  The Chinese judiciary is relatively inexperienced in enforcing corporate and commercial law, leading to a higher than usual degree of uncertainty as to the outcome of any litigation. The inability to enforce or obtain a remedy under any of our future agreements could result in a significant loss of business, business opportunities or capital.

Additionally, substantially all of our assets will be located outside of the United States and most of our officers and directors will reside outside of the United States.  As a result, it may not be possible for United States investors to enforce their legal rights, to effect service of process upon our directors or officers or to enforce judgments of United States courts predicated upon civil liabilities and criminal penalties of our directors and officers under Federal securities laws. Moreover, we have been advised that China does not have treaties providing for the reciprocal recognition and enforcement of judgments of courts with the United States.  Further, it is unclear if extradition treaties now in effect between the United States and China would permit effective enforcement of criminal penalties of the Federal securities laws.

It will be extremely difficult to acquire jurisdiction and enforce liabilities against our officers, directors and assets based in China.

Because most of our officers and directors reside outside of the United States, it may be difficult, if not impossible, to acquire jurisdiction over those persons if a lawsuit is initiated against us and/or our officers and directors by a shareholder or group of shareholders in the United States.  Also, because our officers will likely be residing in China at the time such a suit is initiated, achieving service of process against such persons would be extremely difficult.  Furthermore, because the majority of our assets are located in China it would also be extremely difficult to access those assets to satisfy an award entered against us in United States court. Moreover, we have been advised that China does not have treaties with the United States providing for the reciprocal recognition and enforcement of judgments of courts.

We may have difficulty establishing adequate management, legal and financial controls in China, which could impair our planning processes and make it difficult to provide accurate reports of our operating results.

China historically has not followed Western style management and financial reporting concepts and practices, and its access to modern banking, computer and other control systems has been limited.  We may have difficulty in hiring and retaining a sufficient number of qualified employees to work in China in these areas. As a result of these factors, we may experience difficulty in establishing management, legal and financial controls, collecting financial data and preparing financial statements, books of account and corporate records and instituting business practices that meet Western standards, making it difficult for management to forecast its needs and to present the results of our operations accurately at all times.

Imposition of trade barriers and taxes may reduce our ability to do business internationally, and the resulting loss of revenue could harm our profitability.

We may experience barriers to conducting business and trade in our targeted emerging markets in the form of delayed customs clearances, customs duties and tariffs. In addition, we may be subject to repatriation taxes levied upon the exchange of income from local currency into foreign currency, substantial taxes of profits, revenues, assets and payroll, as well as value-added tax. The markets in which we plan to operate may impose onerous and unpredictable duties, tariffs and taxes on our business and products, and there can be no assurance that this will not reduce the level of sales that we achieve in such markets, which would reduce our revenues and profits.

There can be no guarantee that China will comply with the membership requirements of the World Trade Organization, which could leave us subject to retaliatory actions by other governments and reduce our ability to sell our products internationally.

China has agreed that foreign companies will be allowed to import most products into any part of China.  In the sensitive area of intellectual property rights, China has agreed to implement the trade-related intellectual property agreement of the Uruguay Round. There can be no assurances that China will implement any or all of the requirements of its membership in the World Trade Organization in a timely manner, if at all.  If China does not fulfill its obligations to the World Trade Organization, we may be subject to retaliatory actions by the governments of the countries into which we sell our products, which could render our products less attractive, thus reducing our revenues and profits.

There can be no guarantee that our management will continuously meet its obligations under Chinese law to enable distribution of profits earned in China to entities outside of China.

A circular recently promulgated by the State Administration of Foreign Exchange (“SAFE”) has increased the ability of foreign holding companies to receive distributions of profits earned by Chinese operating subsidiaries.  We qualify for this treatment, but remaining qualified for it will require the Chinese principals involved, Yi Song and Hong Song to meet annual filing obligations.  While they have agreed to meet those annual requirements, it is possible that they will fail to do so, which could limit our ability to gain access to the profits earned by Diguang Electronics.  The result could be the inability to pay dividends to our stockholders or to deploy capital outside of China in a manner that would be beneficial to our business as a whole.

Risks Related to our Securities.

The market price of our shares is subject to significant price and volume fluctuations.

The markets for equity securities have been volatile. The price of our common shares may be subject to wide fluctuations in response to variations in operating results, news announcements, trading volume, general market trends both domestically and internationally, currency movements and interest rate fluctuations or sales of common shares by our officers, directors and our principal shareholders, customers, suppliers or other publicly traded companies. Certain events, such as the issuance of common shares upon the exercise of our outstanding stock options, could also materially and adversely affect the prevailing market price of our common shares. Further, the stock markets in general have recently experienced extreme price and volume fluctuations that have affected the market prices of equity securities of many companies and that have been unrelated or disproportionate to the operating performance of such companies. These fluctuations may materially and adversely affect the market price of our common shares and the ability to resell shares at or above the price paid, or at any price.

There may not be an active, liquid trading market for our common stock.

Our common stock is currently traded on the Over the Counter Bulletin Board, and we intend to file an application for listing on The NASDAQ National Market by the end of the second quarter of 2006 or as soon as practicable thereafter. Although we intend on meeting all of the necessary requirements as stated by NASDAQ Marketplace Rule 4420(a), there is no guarantee that our application will be accepted.  If we do not succeed in securing a listing on the NASDAQ National Market, it could limit the ability to trade our common stock and result in a reduction of the price that can be obtained for shares being sold.

Compliance with all of the provisions of the Sarbanes-Oxley Act may be a further condition of continued listing or trading. There is no assurance that if we are granted a listing on the NASDAQ National Market we will always be able to meet the NASDAQ National Market listing requirements, or that there will be an active, liquid trading market for our common stock in the future. Failure to meet the NASDAQ National Market listing requirements could result in the delisting of our common stock from the NASDAQ National Market, which may adversely affect the liquidity of our shares, the price that can be obtained for them or both.

We may not pay dividends.

We may not pay dividends in the future. Instead, we expect to apply earnings toward the further expansion and development of our business. The likelihood of our paying dividends is further reduced by the fact that, in order to pay dividends, we would need to repatriate profits earned outside of the U.S., and in doing so those profits would become subject to U.S. taxation.  Thus, the liquidity of your investment is dependent upon your ability to sell stock at an acceptable price, rather than receiving an income stream from it. The price of our stock can go down as well as up, and fluctuations in market price may limit your ability to realize any value from your investment, including recovering the initial purchase price.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This filing contains certain forward-looking statements. When used in this filing or in any other presentation, statements which are not historical in nature, including the words “anticipate,” “estimate,” “should,” “expect,” “believe,” “intend” “may,” “project,” “plan” or “continue,” and similar expressions are intended to identify forward-looking statements. They also include statements containing a projection of revenues, earnings or losses, capital expenditures, dividends, capital structure or other financial terms.

The forward-looking statements in this filing are based upon our management’s beliefs, assumptions and expectations of our future operations and economic performance, taking into account the information currently available to them. These statements are not statements of historical fact. Forward-looking statements involve risks and uncertainties, some of which are not currently known to us that may cause our actual results, performance or financial condition to be materially different from the expectations of future results, performance or financial condition we express or imply in any forward-looking statements. These forward-looking statements are based on our current plans and expectations and are subject to a number of uncertainties and risks that could significantly affect current plans and expectations and our future financial condition and results.

We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this filing might not occur.  We qualify any and all of our forward-looking statements entirely by these cautionary factors.  As a consequence, current plans, anticipated actions and future financial conditions and results may differ from those expressed in any forward-looking statements made by or on our behalf.  You are cautioned not to unduly rely on such forward-looking statements when evaluating the information presented herein.

USE OF PROCEEDS

We will not receive any of the proceeds from the sale of shares of our common stock by the selling stockholders. We will bear all costs, expenses and fees in connection with the registration of shares of our common stock to be sold by the selling stockholders. The selling stockholders will bear all commissions and discounts, if any, attributable to their respective sales of shares.

DETERMINATION OF OFFERING PRICE

The selling stockholders will determine at what price they may sell the offered shares, and such sales may be made at prevailing market prices, or at privately negotiated prices.

DILUTION

Because the selling stockholders are offering for sale of shares of our common stock that are already issued and outstanding, the sale by the selling stockholders of their shares of our common stock pursuant to this prospectus will not result in any dilution to our stockholders.

MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT’S COMMON EQUITY
AND RELATED STOCKHOLDER MATTERS

Our common stock currently trades in the over-the-counter market on the National Association of Securities Dealers “Electronic Bulletin Board” under the symbol “DGNG”.  Since February 2003 and until the announcement regarding our entry into a memorandum of understanding with Diguang Holdings and its stockholders, Online’s stock traded only sporadically or not at all.  Prior to the Share Exchange, Diguang’s stock did not trade in any public markets.  The following table shows for the periods indicated the high and low bid quotations for Online’s common stock, as reported by financial reporting services. These quotations are believed to represent inter-dealer quotations without adjustment for retail mark-up, mark-down or commissions, and may not represent actual transactions.

PERIOD	HIGH BID	LOW BID

FISCAL 2004
First Quarter	$0.35	$0.20
Second Quarter	$0.39	$0.20
Third Quarter	$0.25	$0.25
Fourth Quarter	$1.01	$0.25

FISCAL 2005
First Quarter	$1.01	$0.20
Second Quarter	$1.01	$0.20
Third Quarter	$2.50	$0.25
Fourth Quarter	$3.25	$1.01

FISCAL 2006
First Quarter	$18	$5.083
Second Quarter	$14.50	$10.50

We first announced the entry into a memorandum of understanding with Diguang Holdings on September 30, 2005.  The day prior to that announcement, the bid price of our common stock was $1.01.

There are issued and outstanding options to purchase 540,000 shares of our common stock, and another 960,000 shares that have been reserved for issuance in connection with additional grants. There are no warrants to purchase our common stock or other rights that can be converted into our common equity.  As provided in the Share Exchange Agreement, if Diguang achieves certain profit targets for 2006 through 2009, we will be obligated to distribute up to 6,000,000 incentive shares to the parties designated in the Share Exchange Agreement.

On October 8, 2006, the closing bid price of our common stock was $5.75 per share. There were 142 record holders of our common stock as of October 9, 2006 based on the information given by our stock transfer agent. This number excludes any estimate by us of the number of beneficial owners of shares held in street name, the accuracy of which cannot be guaranteed.

Pursuant to the Share Exchange and the series of transactions related thereto, those holders of our common stock prior to the Share Exchange now hold approximately 19% of our common stock, with the balance being held by the stockholders of Diguang Holdings that participated in the Share Exchange.

Dividends

In December 2005, Diguang declared a dividend in the amount of $0.164 per share of common stock (an aggregate of $2,100,000). On December 12, 2005, the Board of Diguang Technology resolved to distribute dividend of $2.1 million from its retained earnings to Sino Olympics Industrial Limited (“Sino Olympics”). According to the board resolution, Sino Olympics will receive the payment of approximately $111,140, after netting the amount due from/to related parties, at the end of February 2006, to the holders of its common stock.  The record date for the dividend was December 12, 2005. As of that date, all of Diguang Holdings’s stock was beneficially owned by its officers and directors.  We do not intend to pay dividends on the common stock in the foreseeable future.  Instead, we plan to retain any earnings to finance the development of the business and for general corporate purposes.

Most of our business is conducted through our subsidiaries based in China. As stated above in the Risk Factors section, Renminbi, or RMB, is not a currently freely convertible currency, and the restrictions on currency exchanges may limit our ability to make dividends or other payments in United States dollars.  However, in accordance with the existing foreign exchange regulations in China, Diguang Electronics is able to pay dividends in foreign currencies without prior approval from the State Administration of Foreign Exchange, by complying with certain procedural requirements. Although Diguang Electronics has not experienced any difficulties in the repatriation of its profits out of China or in meeting its foreign exchange needs to date, there can be no assurance that the current foreign exchange measures will not be changed in a way that will make payment of dividends and other distributions outside of China more difficult or unlawful. As a result, if we intend to distribute profits outside of China, there can be no assurance that we will be able to obtain sufficient foreign exchange to do so.  Additionally, we cannot provide any assurance that China regulatory authorities will not impose further restrictions on the convertibility of the RMB. Since our subsidiary in China generates a significant proportion of our revenue and these revenues are denominated mainly in RMB, any future restrictions on currency exchanges may limit our ability to repatriate such revenues for the distribution of dividends to our shareholders.

SAFE regulations have required extensive documentation and reporting, some of which was burdensome and slowed payments. If there is a return to burdensome payment restrictions and reporting, the ability of a company with its principal operations in China to attract investors will be reduced. Also, current investors may not be able to obtain the profits of the business in which they own for other reasons. Relevant Chinese law and regulation permit payment of dividends only from retained earnings, if any, determined in accordance with Chinese accounting standards and regulations. It is possible that Chinese tax authorities may require changes in our reported income that would limit our ability to pay dividends and other distributions. Chinese law requires companies to set aside a portion of net income to fund certain reserves, which amounts are to distributable as dividends. These rules and possible changes could restrict a company in China from repatriating funds to us and our shareholders as dividends.

Securities authorized for issuance under equity compensation plans

The following table sets forth information regarding the Diguang 2006 Option Plan that we assumed in connection with the Share Exchange.

Equity Compensation Plan Information

	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance
Equity compensation plans approved by security holders	540,000	$5.00	960,000
Equity compensation plans not approved by security holders	0	0	0
Total	540,000	$5.00	960,000

SELECTED FINANCIAL INFORMATION

The following summary of consolidated financial data should be read in conjunction with “Management's Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the notes thereto that are included elsewhere in this prospectus.  The selected financial information for the year ended December 31, 2001 was unaudited.  Historical results are not necessarily indicative of the results that may be expected for any future period.  Certain factors that affect the comparability of the information set forth in the following table are described in the notes to those financial statements.  When you read this historical selected financial data, it is important that you read along with it the historical financial statements and related notes and “Management's Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.

	Years Ended December 31,				Six Months Ended June 30,

	2001	2002	2003	2004	2005	2005	2006
						(Unaudited)	(Unaudited)
Statement of Income Data:
Total revenues	$2,563,732	$4,023,865	$6,156,408	$24,483,222	$35,648,118	$18,386,469	$17,739,174
Income from operations	160,847	362,715	1,080,230	6,895,560	9,295,427	4,871,601	2,971,704
Net income	151,330	361,634	1,045,640	6,619,557	8,849,057	4,701,138	2,782,802
Weighted average shares outstanding	12,803,339	12,803,339	12,803,339	12,803,339	12,803,339	18,250,000	20,769,420

	At December 31,						At June 30,
	2001	2002	2003	2004	2005		2006
							(Unaudited)
Balance Sheet Data:
Cash and cash equivalents	$899,373	$1,879,730	$1,241,033	$5,352,758	$10,054,568		$21,213,037
Working capital (deficit)	2,174,822	2,523,353	1,418,879	7,966,958	12,636,098		24,793,927
Total assets	4,371,332	5,641,847	7,940,920	14,158,413	23,403,591		37,267,893
Long-term debt	-	-	483,284	483,296	-		-
Stockholders’ equity	2,455,223	2,816,715	1,353,763	7,974,764	14,880,839		29,023,599

Exchange Rate Information

As of October 9, 2006, the latest practicable date, the exchange rate between Renminbi and U.S. dollars is 7.9103. The following table sets forth certain information concerning exchange rates between Renminbi and U.S. dollars for the periods indicated:

Period	Period End	Average	High	Low
2000	8.2781	8.2788	8.2799	8.2765
2001	8.2766	8.2773	8.2776	8.2761
2002	8.2773	8.2771	8.2800	8.2765
2003	8.2767	8.2771	8.2800	8.2765
2004	8.2765	8.2767	8.2774	8.2764
2005	8.0702	8.1788	8.2765	8.0702
1st Q 2006	8.0170	8.0396	8.0702	8.0170
2nd Q 2006	7.9943	8.011	8.0300	7.9943

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

Except for statements of historical facts, this section contains forward-looking statements involving risks and uncertainties. You can identify these statements by forward-looking words including “believes,” “considers,” “intends,” “expects,” “may,” “will,” “should,” “forecast,” or “anticipates,” or the negative equivalents of those words or comparable terminology, and by discussions of strategies that involve risks and uncertainties. Forward-looking statements are not guarantees of our future performance or results, and our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth under “Risk Factors.” This section should be read in conjunction with our consolidated financial statements.

The following discussion presents information on the business of Diguang International Development Co., Ltd. on a consolidated basis and analyzes its financial condition and results of operations for the years ended December 31, 2003, 2004 and 2005, and three months ended June 30, 2005 and 2006.

Business Overview

We specialize in the design, production and distribution of small to medium-sized LED and CCFL backlights for various Thin Film Transistor Liquid Crystal Displays (“TFT-LCD”) and Super-Twisted Nematic Liquid Crystal Display (“STN-LCD”), Twisted Nematic Liquid Crystal Display (“TN-LCD”), and Mono LCDs, (taken together, these applications are referred to as “LCD” applications).  Those applications include color displays for cell phones, car televisions and navigation systems, digital cameras, televisions, computer displays, camcorders, PDAs and DVDs, CD and MP3/MP4 players, appliance displays and the like.

We conduct that business principally through the operations of Diguang Electronics. Diguang Electronics has approximately 1,500 full-time employees, although the figure changes from time to time as production demands require and is headquartered in Shenzhen, China, with additional offices and its backlight manufacturing operations in Dongguan, China.

Well Planner is involved with the import of raw materials into China and export of finished products from China. Well Planner currently has no fixed assets.

Diguang Technology is directly involved with the international buying of raw materials and selling of backlight products for Diguang Electronics. Diguang Technology purchases raw materials from international suppliers and acts as an international sales group for both Diguang Electronics and Well Planner. Diguang Technology has no fixed assets.

Between them, Well Planner and Diguang Technology have only a few employees.

Critical Accounting Policies and Estimates

The discussion and analysis of our financial condition presented in this section are based upon our financial statements, which have been prepared in accordance with the generally accepted accounting principles in the United States. During the preparation of our financial statements we are required to make estimates and judgments that affect the reported amounts of assets, liabilities, revenue and expenses, and related disclosure of contingent assets and liabilities. On an ongoing basis, we evaluate our estimates and judgments, including those related to sales, returns, pricing concessions, bad debts, inventories, investments, fixed assets, intangible assets, income taxes and other contingencies. We base our estimates on historical experience and on various other assumptions that we believe are reasonable under current conditions. Actual results may differ from these estimates under different assumptions or conditions.

In response to the SEC’s Release No.33-8040, “Cautionary Advice Regarding Disclosure About Critical Accounting Policy,” we identified the most critical accounting principles upon which our financial status depends. We determined that those critical accounting principles are related to the use of estimates, inventory valuation, revenue recognition, income tax and impairment of intangibles and other long-lived assets. We present these accounting policies in the relevant sections in this management’s discussion and analysis, including the Recently Issued Accounting Pronouncements discussed below.

Revenue Recognition

Revenue generated from sales of backlight units is recognized when persuasive evidence of an arrangement exists (such as a purchase order or contract), delivery of the products has occurred, customer acceptance has been obtained (which means the significant risks and rewards of the ownership have been transferred to the customer), and the price is fixed or determinable and collectibility is reasonably assured.

Accounts Receivable

During the normal course of business, we extend unsecured credit to our customers. Typical credit terms require payment to be made within 90 days of the invoice date. We do not require collateral from our customers.

We regularly evaluate and monitor the creditworthiness of each customer on a case-by-case basis. We include any account balances that are determined to be uncollectible in the allowance for doubtful accounts. After all attempts to collect a receivable have failed, the receivable is written off against the allowance. Based on the information available to management, we believe that our allowance for doubtful accounts as of December 31, 2004 and 2005 and June 30, 2006 were adequate, respectively. However, actual write-off might exceed the recorded allowance.

Inventories

Inventories are composed of raw materials and components, work in progress and finished goods, all of which are related to backlight products. Inventories are valued at the lower of cost (based on weighted average method) or the market. Our industry is characterized by rapid technological change, short-term customer commitments and rapid changes in demand. We make provisions for estimated excess and obsolete inventory based on our regular reviews of inventory quantities on hand and the latest forecasts of product demand and production requirements from our customers. We write down inventories that could not be sold are in excess or obsolete, whether they are raw materials, work-in-process or finished goods, by charging such write-downs to cost of sales. In addition to write-downs based on newly introduced parts and statistics, judgment is used in assessing provisions for the remaining inventory based on the ability of goods to be sold and obsolescence.

Income Taxes

We account for income taxes in accordance with Statement of Financial Accounting Standards No 109, “Accounting for Income Taxes” (“SFAS No. 109”). SFAS No. 109 requires an entity to recognize deferred tax liabilities and assets. Deferred tax assets and liabilities are recognized for the future tax consequence attributable to the difference between the tax bases of assets and liabilities and their reported amounts in the financial statements. Deferred tax assets and liabilities are measured using the enacted tax rate expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that included the enactment date.

Well Planner is subject to corporate income tax under Hong Kong Inland Revenue jurisdiction. However, Well Planner does not have Hong Kong sourced income. In accordance with Hong Kong tax regulation, Well Planner has not been taxed since its inception.

There is no income tax for the companies domiciled in the British Virgin Islands (the “BVI”). Accordingly, Diguang Technology has not presented any income tax provision related to BVI tax jurisdiction.

Diguang Electronics is registered at Shenzhen and subject to a favorable income tax rate at 15% comparing to a statutory income tax rate of 33% (30% for the central government and 3% for the local government) under the current tax laws of PRC because Shenzhen is a special zone designated by Chinese central government to attract foreign investments. Diguang Electronics has been deemed as a high-tech company by Shenzhen Bureau of Science, Technology & Information. Under this category, Diguang Electronics has been entitled to enjoy a 50% exemption from corporate income tax at the rate of 15% for the three years from January 1, 2004 to December 31, 2006. However, in accordance with the Rules for the Implementation of the Income Tax law of the PRC for Enterprises with Foreign Investment and Foreign Enterprises prescribed by the central government, the minimum corporate income tax rate should be 10% within the three years ended December 31, 2004, 2005, and 2006. We recorded the income tax provision based on 10% of corporate income tax rate for the years ended December 31, 2004 and 2005 considering that the difference between the 7.5% rate implemented by the local tax authority and the 10% rate in terms of the rules prescribed by the central government should be recognized as income tax payable for conservative consideration.

We were established under the laws of the state of Nevada and are subject only to federal income tax and not subject to any state income. Because our main operating activities are located outside the U.S., the taxable income outside the U.S. may not be able to offset the taxable loss generated in the U.S. Online Processing, Inc. may accumulate certain net operation loss carry forwards; however, due to the changes in ownership, the use of these net operation loss carry forwards may be limited in accordance with the U.S. tax laws.

Because the consolidated financial statements were based on the respective entities’ historical financial statements, the effective income tax rate for the periods reported only represent the effect of actual income tax provisions incurred in Diguang Electronics.

On June 30, 2006 and December 31, 2005, the allowance for doubtful accounts at Diguang Electronics was $41,779 and $41,779, respectively. The remaining balance of $450,129 and $450,129 of the allowance for doubtful accounts on June 30, 2006 and December 31, 2005, respectively, was of Diguang Technology, which is not subject to any corporate income tax. Because Diguang Electronics is the only entity which will be subject to corporate income tax at a rate of 10%, the impact of deferred tax assets arising from the allowance for doubtful accounts at Diguang Electronics level at December 31, 2004 and 2005, respectively, was minimal. Except this minimal impact of deferred tax assets, the Company did not have any other temporary differences which would have given rise to deferred income tax assets and liabilities. Accordingly, the Company did not provide the disclosure of deferred tax assets and liabilities for the periods reported.

Impairment of Long-Lived Assets

We review long-lived assets for impairment when certain indicators are present that suggest the carrying amount may not be recoverable. This review process primarily focuses on other intangible assets from business acquisitions and property, plant and equipment. Factors considered include the under-performance of a business compared to expectations and shortened useful lives due to planned changes in the use of the assets. Recoverability is determined by comparing the carrying amount of long-lived assets to estimate future undiscounted cash flows. If future undiscounted cash flows are less than the carrying amount of the long-lived assets, an impairment charge would be recognized for the excess of the carrying amount over fair value determined by either a quoted market price, if any, or a value determined by utilizing a discounted cash flow technique. Additionally, in the case of assets that will continue to be used by us in future periods, a shortened life may be utilized if appropriate, resulting in accelerated amortization or depreciation based upon the expected net realizable value of the asset at the date the asset will no longer be utilized by us. Actual results may vary from estimates due to, among other things, differences in operating results, shorter asset useful lives and lower market values for excess assets.

Share-Based Payment

We adopted Statement of Financial Accounting Standards No 123(R): “Share-Based Payments” (SFAS 123R) effective January 1, 2006. SFAS 123R amends existing accounting pronouncements for share-based payment transactions in which an enterprise receives employee and certain non-employee services in exchange for (a) equity instruments of the enterprise or (b) liabilities that are based on the fair value of the enterprise’s equity instruments or that may be settled by the issuance of such equity instruments. SFAS 123R generally requires such transactions be accounted for using a fair-value-based method. As the Company has never issued any stock options and warrants before January 1, 2006 and issued certain stock options on February 25, 2006, the Company accounted for the stock option granted using a fair-value-based method in accordance with SFAS No. 123R.

Results of Operations

Comparison of the Six Months Ended June 30, 2006 and 2005

Revenue

Net revenue was $17.7 million for the six months ended June 30, 2006, a decrease of $647,000 or 3.5% from $18.4 million for the same period of the prior year. Unit price decline throughout the period contributed 8% to the revenue decline, due to the over-supply issue that our TFT-LCD customers experienced. The negative effect of the unit price decline was largely offset by the positive impact of volume increases in the first quarter. The overall volume for the six months ended June 30, 2006 increased by 5% from the same period of the prior year. But for the strategy to shift our sales mix to products of higher price, higher margins and lower volume throughout the six months ended June 30, 2006, our sales volume would have been higher but price decline would have been more severe during the current period.

Sales to international customers totaled $15.6 million for the six months ended June 30, 2006, a decrease of $446,000 million or 3%, compared to $16.0 million for the same period of the prior year. Gross margin from international sales was 36% for the six months ended June 30, 2006 as compared with 35% for the same period in the prior year. Sales revenue from Hong Kong dropped to $8.5 million during the current reporting period from $11 million in the same period of the prior year as some of our largest customers suffered from the pricing pressure on their products. The Taiwan market saw a revenue increase to $4.0 million during the six months ended June 30, 2006 from $2.1 million during the same period in the prior year. The revenue increase was primarily due to the addition of new customers who embraced the high performance-to-price value of our products. Sales to domestic customers were $2.2 million for the six months ended June 30, 2006, a decrease of $201,000 or 9%, compared to $2.4 million for the same period of the prior year. Gross margin from domestic sales was 32% for the six months ended June 30, 2006 as compared with 31% for the same period in the prior year. During the three months ended June 30, 2006, revenue from CCFL backlights were $12.4 million or 70% of our total sales revenue, compared to $12.3 million or 67% of our total revenue during the same period in the prior year. Revenue from LED backlights was $5.3 million or 30% and $6.1 million or 33% of the total revenue for the six months ended June 30, 2006 and 2005 respectively. The increase in revenue from CCFL products as a percentage of total revenue in the current period as compared with the same period in the prior year primarily resulted from volume increase more than offsetting the unit price decline.

While we continued to make progress in promoting our new backlight products for computer monitors and TV sets, all of our sales in the six months ended June 30, 2006 came from small to medium sized backlights.

Cost of Sales

Cost of sales was $11.4 million for the six months ended June 30, 2006, a decrease of $578,000, or 5%, compared to $12.0 million for the same period of the prior year, which is in line with the revenue decrease. The gross margin for the six months ended June 30, 2006 was 36%, a 1% increase over the 35% gross margin for the same period in the prior year. Despite the significant pricing pressure we faced, we managed to maintain our gross margins by continuing to re-engineer our product designs to reduce material consumption while maintaining product quality. In addition, we developed know-how to produce more types of components in-house at lower costs than purchasing them from suppliers. The unfavorable market conditions that we confronted also enabled us to reduce the prices we paid for purchased components and raw materials. Moreover, we further tightened manufacturing cost control and reduced wastes in the production process. Finally, our margins benefited from the fact that our sales mix continued to improve, as higher value-added products became a larger percentage of our unit sales.

Selling Expenses

Selling expenses were $762,000 for six months ended June 30, 2006, an increase of $352,000 or 86%, compared to $410,000 during the same period of 2005. The increase was primarily attributed to our heightened efforts to expand our market share and promote our new products such as backlights for computer monitors and television sets. For example, commissions paid to trade agencies increased as we tried to boost our presence in the key Asian markets. In the mean time, we increased the number of our sales representatives and raised the sales incentives. Higher advertising costs and expenses for attending trade shows also contributed to the increase in selling expenses. Shipping costs also increased due to higher fuel costs as well as the higher frequency in shipping. As a percentage of net revenue, selling expenses were approximately 4.3% for the six months ended June 30, 2006 and 2.2% for the six months ended 2005, respectively.

Research and Development

For the six months ended June 30, 2006 the net research and development expenses were $591,000, an increase of $169,000 or 40%, compared to $422,000 for the same period in the prior year. Before offset by government subsidies for research and development in the form of value-added tax rebate, the gross research and development expenses were $591,000 and $493,000 for the six months ended June 30, 2006 and 2005 respectively. The government subsidies we received were $71,000 for the six months ended June 30, 2005. We did not receive such subsidies during the six months ended June 30, 2006. The increase in our research and development expenses reflects the costs incurred in researching and developing new products, such as the 15”-19” backlights for monitors and LED backlight application for televisions. The increase was primarily caused by the expansion of the research and development team as well as the increase in the compensation of our engineers. In addition, the consumption of mold and the material for experiments and sample products also contributed to the increase. As a percentage of net revenue, research and development expenses were approximately 3.3% and 2.3% for the six months ended 2006 and 2005 respectively.

General and Administrative Expenses

General and administrative expenses were $2.0 million for the six months ended June 30, 2006, an increase of $1.3 million or 186% increase from the $703,000 for the same period in the prior year. The increase was primarily attributed to the incurring of amortized share-based compensation of $1.1 million. The rest of the increase was primarily due to the increase in compensation to managerial and administrative employees, as we hired new talents to enhance our managerial strength and raised the compensation for key positions. As a percentage of net revenue, general and administrative expenses represented 11% and 4% for the six months ended June 30, 2006 and 2005, respectively.

Interest Income (Expense)

The net interest income was $105,000 for the six months ended June 30, 2006, representing an increase of $122,000, compared with an interest expense of $17,000 during the same period in 2005. During the six months ended June 30, 2005, we had a term loan of $483,000 outstanding and corresponding interest. The loan was paid off on October 28, 2005. We had no interest-bearing debt outstanding during the three months ended June 30, 2006. Interest income was earned on cash generated from operations and unused proceeds from the private placement that took place on March 17, 2006. Interest income for the six months ended 2006 represented 0.6% of sales revenue.

Income Tax Provision

Income tax provision for the six months ended June 30, 2006 was approximately $335,000, an increase of $111,000, compared to $225,000 for the six months ended June 30, 2005. The increase in income tax provision was primarily attributed to the increase in earnings before tax from Diguang Electronics. The taxable income in Diguang Electronics for the six months ended June 30, 2006 was $3.6 million, compared to $2.2 million for the six months ended June 30, 2005. The applicable income tax rate for both periods were 10%. As a percentage of net revenue, income tax provision was 1.9% and 1.2% for the six months ended June 30, 2006 and 2005, respectively.

Net Income

Net income was $2.8 million for the six months ended June 30, 2006, a decrease of $1.9 million, or 41% from $4.7 million for the same period in the prior year. The decrease in net income was due mainly to the decreased revenues and increased operating expenses, which is primarily attributed to the option expenses. As a result, net profit margin fell to 16% for the six months ended June 30, 2006 from 26% for the same period in the prior year.

Earnings Per Share

The basic earnings per share were $0.13 for the six months ended June 30, 2006, as compared with $0.26 for the same period in the prior year. The decrease in earnings per share was due to the decrease in net income attributable to common shareholders, which was $2.8 million for the six months ended June 30, 2006, a decrease of $1.9 million or 41%, from approximately $4.7 million for the same period of the prior year. In addition, the weighted average common shares outstanding were increased to 20.8 million shares for the three months ended June 30, 2006, as compared with 18.3 million shares for the same period in the prior year.

Comparison of the Years Ended December 31, 2005 and 2004

Net Revenue ─ Net revenue was $35.6 million for the year ended December 31, 2005, an increase of $11.1 million, or 46%, compared to $24.5 million for the prior year. The increase in revenue for the year ended December 31, 2005 was attributed mainly to increases in sales to international customers, which totaled $30.7 million for the year ended December 31, 2005. Compared to the international sales of $19.8 million for the prior year, there was an increase of $10.9 million, or 55%. Sales to domestic customers were $4.9 million for the year ended December 31, 2005, a slight increase of $0.2 million over sales to domestic customers of $4.7 million for the prior year, a 5.5% increase. By the end of year 2003 Diguang Electronics had successfully developed a medium size CCFL, less than 10.4 inches, which was broadly applied to automobile systems, laptops, and DVDs. The commercial production of the medium size CCFL backlights resulted in a substantial increase in our 2004 sales revenue and the growth continued in the 2005 as demand in that market grew. Virtually all of our sales growth in 2005 was the result of an increase in unit sales, both newly introduced products and products similar to those produced in 2004. Overall prices remained relatively stable between the two periods, although competition did lead to a decrease in prices of about 5% - 8% on certain existing products. Those price decreases were offset by increases in sales volumes. Whether our growth will continue at this rate is difficult to predict, as we generally do not enter into long-term supply contracts with our customers on which our projections were based. However, we believe that the combination of price, quality and our high level of customer service will enable us to continue to compete effectively for the foreseeable future.

Cost of Sales ─ Cost of sales was $23 million for the year ended December 31, 2005, an increase of $8.5 million, or 59%, compared to $14.5 million for the year ended December 31, 2004. This increase was consistent with the increase in the net revenue. As a percentage of the net revenue, cost of sales for the year ended December 31, 2005 and 2004 was 65% and 59%, respectively. The increase in cost of sales as a percentage of the net revenue was attributed to the higher rental incurred for the new and larger plant, the increased depreciation and amortization of new equipment and the product price reductions sometimes given in exchange for larger orders, although those large orders also had offsetting economies associated with them, such as longer production runs.  An increase in labor costs also constituted a factor to the increase in cost of sales. The overall gross profit ratio was 35% for the year ended December 31, 2005, and due to the cost of sales increase, the gross profit decreased by 6% compared to 41% for the prior year.

Selling Expenses ─ Selling expenses were approximately $1,480,000 for the year ended December 31, 2005, an increase of $576,000, or 64%, compared to $904,000 for the prior year. As a percentage of net revenue, selling expenses were 4.2% and 3.7% for the year ended December 31, 2005 and 2004, respectively. The increase in selling expenses as a percentage of the net revenue for year ended December 31, 2005 was attributable to the increase in commissions paid to the trade agencies as a result of the increase in our sales to international customers from $19.8 million in 2004 to $30.7 million in 2005. We anticipate that as international sales grow and larger contracts are obtained, future selling expenses will fall to and remain at 2% - 3% of net revenues.

Research & Development - Approximately 27% of research and development expenses consisted of payroll expenses, 56% of which was the consumption of moulds and materials. The remaining balance of these expenses was the training and relevant laboratory expenses. For the year ended December 31, 2005 these expenses were approximately $870,000, before offset by the government subsidies, an increase of $67,000 compared to $803,000 for the prior year. This increase in research and development expenses was due to an increased effort to develop new types of backlight products to become a leader in backlight technology advancement. Our focus on research and development and the related expenses ultimately resulted in a significant increase in our total sales. In the future, we expect to continue to increase our research and development efforts and develop new patented proprietary technologies that create significant and sustainable competitive advantages.

General and Administrative - General and administrative expenses for the year ended December 31, 2005 were approximately $1.1 million, a decrease of $330,000 or a 23% decrease, compared to approximately $1.4 million for the prior year. The decrease resulted from the fact that during 2004, a bad debt provision of $459,000 was provided for aged outstanding accounts receivable from an Europe company and a professional fee of approximately $450,000 related to the discontinued efforts to list on the Singapore Stock Exchange. Additional expenses related to the increase in general and administrative expenses for the year ended December 31, 2005 included $285,000 incurred for financial auditing of the prior years in preparation for the reverse merger and private placement, a depreciation and amortization increase from $85,000 to $254,000, a $169,000 increase, a business travel & transportation increase from $21,000 to $103,000, a $82,000 increase, office supply expense increase from $27,000 to $61,000, a 34,000 increase, and a welfare increase from $45,000 to $61,000, a $16,000 increase. As a percentage of sales, general and administrative expenses were 3.1% and 5.8% for the year ended December 31, 2005 and 2004, respectively. This decrease as a percentage of total sales was attributed to the fact that the increase in sales was faster than the increase in our general and administrative expenses and that the above bad debts provision and listing expenses ($900,000) did not accrue in 2005. Partially offsetting those decreases was a deferred offering expense of approximately $26,000 related to the private placement in connection with the Share Exchange transaction with Online Processing, Inc. on the balance sheet as of December 31, 2005, for auditing and legal expenses in connection with the share exchange between the shareholders of Diguang and Online Processing and related transactions.

Interest Income (Expense) - After net of interest expense, there was interest income of $46,000 for the year ended December 31, 2005. Comparing to interest expense of $22,000 in the prior year, there was a swing of $68,000. The decrease in interest expenses for 2005 was due to the fact that we paid off the outstanding bank loan of $483,000 at the second half of 2005 in addition to the fact that the increase in interest income was from the cash of approximately $10 million in bank at December 31, 2005 compared to $5 million at December 31, 2004.

Government Subsidies in Other Income - Diguang Electronics received government subsidies of approximately $203,000 and $5,500 for the year ended December 31, 2005 and 2004, respectively. Of the $203,000 government subsidies recognized, approximately $142,000 was related to research and development expenses. The remaining $61,000 was recognized as part of other income whereas there was only approximately $5,500 recognized in the prior year which was not related to research and development expenses and recognized as part of other income. We followed the international prevailing practice to account for government subsidies recognized. Any subsidies received with specification to support the research and development effort was first offset against Diguang Electronics’ research and development expense and the remaining balance, if any, together with proceeds from other subsidy programs, was recognized as other income. Whether or not we will receive any government subsidies is beyond our control. Accordingly, we presented the government subsidies recognized part of other income below the operation income line for the periods reported. The increase in subsidies in 2005 was mainly due to the fact that Diguang Electronics received government subsidies for its actively participating in international marketing and development of small and medium enterprises.

Income Tax Provision - The income tax provision for the year ended December 31, 2005 was approximately $533,000, an increase of $274,000, or 106%, compared to $259,000 for the prior year. The increase in income tax provision was attributed mainly to the increase in taxable income in Diguang Electronics, as this entity was the only entity subject to corporate income tax. The taxable income in Diguang Electronics for the year ended December 31, 2005 was $5,413,000, compared to $2,610,000 of taxable income in Diguang Electronics for the prior year. The increase in taxable income was a result of a combination of an increase in sales and a decrease in operating expenses as a percentage of total sales.

Net Income - Net income grew $2.2 million or 34% to approximately $8.8 million for the year ended December 31, 2005, from approximately $6.6 million for the prior year. An increase in overall sales, led by growth in international sales and continued decrease of operating expenses as a percentage of total sales (from 12.8% for the year ended December 31, 2004 down to 9.3% for the year ended December 31, 2005) were the major contributing factors to the increase in net income.

Comparison of the Years Ended December 31, 2004 and 2003

Net Revenue - Net revenue was $24.5 million for the year ended December 31, 2004, an increase of $18.3 million, or 298%, compared to $6.2 million for the prior year. The increase in total revenue was attributed mainly to an increase in international sales, which totaled approximately $19.8 million for the year ended December 31, 2004, compared to approximately $3 million for the prior year, an increase of $16.8 million, or 545%. The net domestic sales were $4.7 million for the year ended December 31, 2004, an increase of approximately $1.6 million compared to approximately $3.1 million for the prior year, representing a 51.3% increase. By the end of year 2003 Diguang Electronics had successfully developed a medium size CCFL (less than 10 inches), which was broadly applied to automobile systems, laptops, and DVDs. The commercial production of the medium size CCFL backlights resulted in a substantial increase in our 2004 unit sales volumes, as these products were marketed only in the last quarter of 2003. In addition, sales volumes on other product lines existing in 2003 also increased in 2004. Virtually all of our sales growth in 2004 was the result of an increase in unit sales, both newly introduced products and products similar to those produced in 2003. Overall prices remained relatively stable between the two periods, although competition did lead to a decrease in prices of about 5% - 8% on certain existing products.

Cost of sales - Cost of sales was $14.5 million for the year ended December 31, 2004, an increase of $10.4 million compared to $4.1 million for the prior year, representing a 2.5 times increase, which was consistent with the increase in the total net revenue. The gross profit ratio increase from 33% for the prior year to 41% for the year ended December 31, 2004, representing an 8% improvement. The increase in gross profits was mainly due to the launch and commercial production of the new CCFL products, which increased the proportion of these higher margin products in our overall product sales.

Selling - Selling expenses were approximately $904,000 for the year ended December 31, 2004, an increase of $768,000, or 563%, compared to $136,000 for the prior year. The increase was due mainly to the increase in commission paid to the trade agencies related to sales to international customers, which was consistent with the increase in net revenue. As a percentage of sales, selling expenses were 4% and 2% for the year ended December 31, 2004 and 2003, respectively. This increase in selling expenses as a percentage of sales was attributed to obtaining larger contracts that generated increased international sales in 2004, compared to 2003 where similar sales efforts were performed for smaller contracts that generated less revenue.

Research & Development - Research and development expenses for the year ended December 31, 2004 were approximately $803,000, an increase of $512,000, compared to $291,000 for the prior year. The increase in research and development expenses was due to an increase in our efforts in developing a new proprietary heat dissipation technology for LED backlights in large LCD devices.

General and administrative expenses - General and Administrative expense for the year ended December 31, 2004 was approximately $1.4 million, an increase of $0.9 million, or 169%, compared to approximately $531,000 for the prior year. The increase of $0.9 million included a bad debt provision of $459,000 for aged outstanding accounts receivable from an Europe company and a professional fee of $450,000 related to preparations for a discontinued listing on the Singapore Stock Exchange. As a percentage of sales, general and administrative expenses were 5.8% and 8.6% for the years ended December 31, 2004 and 2003 respectively. The smaller percentage of 2004 revenues resulted from the fact that total net revenue increased more quickly than did general and administrative expenses.

Interest Expense - Net interest expense was approximately $22,000 and $4,000 for the years ended December 31, 2004 and 2003, respectively. The increase of $18,000 was due to the interest paid to a commercial bank from which Diguang Electronics obtained a bank loan of $483,000 during 2004.

Government Subsidies in Other Income - Diguang Electronics received government subsidies of approximately $6,000 and $47,000 for the years ended December 31, 2004 and 2003, respectively.  In 2003 subsidies were higher as a result of the fact that Diguang Electronics received government subsidies sourcing from the proceeds of value added tax and corporate income tax collected to encourage Diguang Electronics’ research and development effort of $29,000 and cash of $18,000 for international market development from the government sponsored Small & Medium Enterprise Association.

Income Tax Provision - The income tax provision for the year ended December 31, 2004 was approximately $259,000, an increase of $205,000, or 378%, compared to $54,000 for the year ended December 31, 2003. The increase in the income tax provision was attributed mainly to the increase in taxable income in Diguang Electronics (as this entity was the only entity subject to corporate income tax, whereas the other two entities were not subject to any corporate income tax). The taxable income in Diguang Electronics was $2.6 million compared to $679,000 of taxable income in Diguang Electronics for the prior year.

Net Income - Net income grew $5.6 million or 533% to approximately $6.6 million for the year ended December 31, 2004, from approximately $1.0 million for the prior year. The major factors that contributed to an increase in overall sales included growth in international sales and a significantly improved gross profit ratio.

Liquidity and Capital Resources

As of December 31, 2005, we had total assets of $23.4 million, of which cash amounted to $10.1 million, accounts receivable amounted to $6.1 million and inventories amounted to $3.4 million.  While our working capital was approximately $12.6 million, our equity amounted to $14.9 million. Our quick ratio was approximately 2.1:1. However, there was a related party receivable of approximately $22,000 and a related party payable of approximately $137,000. It is our intention to reduce the related party receivable and payable on our balance sheet to the extent possible.

Comparison of the Six Months Ended June 30, 2006 and June 30, 2005

During the six months ended June 30, 2006, our cash position saw a net increase of $11.2 million as compared with a net decrease in cash of $94,000 during the same period in the prior year.

Net cash from operations was $2.2 million for the six months ended June 30, 2006, an increase of $192,000, or 10% from the $2.0 million for the same period in the prior year. Despite a reduced level of net income of $2.8 million for the six months ended June 30, 2006 as compared with $4.7 million for the same period in the prior year, net cash provided by operating activities saw a healthy increase.

Non-cash expenses added $1.2 million back to cash flow for the six months ended June 30, 2006, compared with total non-cash expenses of $352,000 for the six months ended June 30, 2005. Of the non-cash expenses for the six months ended June 30 2006, $1 million was the amortization of deferred stock compensation. There was no stock option outstanding or related option expenses for the six months ended June 30, 2005. Depreciation was $170,000 for the six months ended June 30, 2006, $73,000 higher than the $97,000 for the same period in the prior year, primarily due to the addition of equipment and machinery for our new products, such as backlights for computer monitors, during the current period. During the six months ended June 30, 2005, bad debts allowance against accounts receivable amounted to $255,000, as we deemed such an amount of accounts receivable uncollectible. There was no such allowance for the six months ended June 30, 2006.

The changes in operating assets and liabilities were accounted for as follows. The accounts receivable during the current reporting period increased approximately $1.0 million, which was $4.7 million or 82% less from the $5.7 million increase in accounts receivable during the six months ended June 30, 2005. Inventory level increased by $264,000 during the current reporting period, $2.0 million or 88% less than the $2.3 million increase in inventory during the same period in the prior year. Other receivables increased $334,000 during the current reporting period, $1.2 million or 79% less than the $1.6 million increase in the same period of the prior year. The significant improvement in these cash flow items reflected the progress we made in asset turnover management. Accounts payable increased by $285,000 during the six months ended June 30, 2006, which was $5.5 million or 95% less than the $5.7 million increase in the same period in the prior year. As we shortened the accounts receivable and inventory cycles, we accelerated the rate at which we paid our accounts payable. During the six months ended June 30, 2006, deposits, prepayment and other assets increased by $42,000, which resulted in a negative cash flow. Accruals and other payables increased by $60,000, leading to a positive cash flow. Advances from customers decreased by $336,000, which generated a negative cash flow and the decrease in income tax payable at June 30, 2006 generated a negative cash flow of approximately $157,000. The following summarized the impact of changes in operating assets and liabilities on cash flow with an effect larger than $20,000.

•	$1,024,000 of Accounts receivable (negative cash flow);
•	$264,000 of inventory (negative cash flow);
•	$334,000 of other receivable (negative cash flow);
•	$42,000 of deposits, prepayment and other assets (negative cash flow);
•	$285,000 of accounts payable (positive cash flow);
•	$60,000 of accruals and other payable (positive cash flow);
•	$336,000 of advance from customers (negative cash flow); and
•	$157,000 of income tax payable (negative cash flow)

Net cash used in investing activities amounted to $1.4 million for the six months ended June 30, 2006, a decrease of $196,000 or 12%, compared to the $1.6 million cash used in investing activities during the same period in the prior year. In the first six months of 2006, we invested cash of $357,000 into fixed assets, as we started to establish production capacity for the production of backlights for computer monitors and TV sets. During the six months ended June 30, 2005, we relocated our production to the new facility in Dongguan. The majority of the $1.1 million investment in fixed assets during that period was spent on adding equipment and machinery to the new facility. During the current reporting period, we disposed of $765,000 in marketable securities, $475,000 or 163% higher than the $291,000 disposed of during the same period in the prior year. During the six months ended June 30, 2006, we made cash payment of $1.8 million for a new office space which was not put to use as of June 30, 2006.

The primary source of cash flow for the six months ended June 30, 2006 was from financing activities. In March 2006 we completed a $12 million private placement in connection with effecting a reverse merger with Online Processing, Inc. Offering expenses paid with cash amounted to $1.6 million. The capital raised will be used to fund our next phase of expansion resulting from our new product offerings. We paid dividends of approximately $111,000 in the six months ended June 30, 2006, whereas there were no dividends paid for the six months ended June 30, 2005.

Comparison of the Year Ended December 31, 2005 and 2004

Our principal source of funds for the year ended December 31, 2005 and 2004 was from operating cash flows. For the year ended December 31, 2005, operating cash flow was $9.6 million compared to an operating cash flow of $4.9 million for the year ended December 31, 2004. The reason for the increase in cash flow from operating activities was due to the significant increase in our net income from $6.6 million in 2004 to $8.8 million in 2005, an increase by $2.2 million or 34%. As a result of the investment in our fixed assets incurred in the current year and prior years, our depreciation and amortization expenses in 2005 increased by approximately $168,000. These newly acquired fixed assets greatly support the growth in our total sales. The increase in accounts receivable in 2005 resulted in a negative cash flow of $1.3 million, decreased by almost 1.0 million compared to the same item in 2004. In order to maintain our readiness for sales, the increase in our inventory resulted in a negative cash flow of $1.8 million, which represented an increase of $3 million compared to the positive cash flow of $1.2 million in 2004. However, the increase in inventory was offset by the increase in accounts payable, which was $3 million in 2005, increased by almost $2.7 million. Other receivables increased by $214,000 in 2005 as compared with an increase of $886,000 in 2004. The increase in income tax payable was $348,000 as a result of recognizing income tax provision based on 10% of corporate income tax rate based on conservative consideration, an increase of $180,000 compared to $167,000 in the prior year. The increase in accrued liabilities in 2005 was only $262,000, an increase of $1 million compared to a $752,000 decrease in the prior year.

Cash used in investing activities was $3.4 million and $0.5 million for years ended December 31, 2005 and 2004, respectively. Approximately $1.8 million was spent to purchase new production equipment for the Dongguan factory in 2005, an increase of approximately $1.7 million from $160,000 for the year ended December 31, 2004. Additional purchases of new equipment and machinery in the year ended December 31, 2005 allowed us to increase our capacity at the Dongguan facility and accommodate larger and more time sensitive orders from customers.  Amounts due from related parties amounted to $722,000 for the year ended December 31, 2005. The cash idle in Diguang Technology was put into our short-term deposit for interest earning purpose resulting in the negative cash of $765,000, an increase of $474,000 compared to the negative cash flow of $291,000 in the prior year. The deposit of almost $97,000 for purchasing office space was incurred only in 2005.

Cash used in financing activities was $1.5 million and $307,000 for the year ended December 31, 2005 and 2004, respectively. The increase in cash used in financing activities for the year ended December 31, 2005 was due to the repayment to related parties, which was a negative cash flow of $1 million, an increase of $705,000 compared to $307,000 in the prior year. Another major factor in the increase of negative cash flow in financing activities was the repayment of a bank loan, which was approximately $471,000 in 2005 compared to nil in the prior year. As we discussed in general and administrative expenses, considering the upcoming fund raising activities, we recognized deferred offering expense of approximately $26,000 on the balance sheet to offset the future proceeds from fund raising exercise, which did not incur in 2004.

Comparison of the Year Ended December 31, 2004 and 2003

Our principal source of funds for the years ended December 31, 2002, 2003 and 2004 was from operating cash flow.  Our operating cash flow for the years ended December 31, 2003 and 2004 was ($218,000), and $4.9 million, respectively.  This cash generating ability is one of our fundamental strengths, and it provides us with substantial financial flexibility in meeting operating, financing and investing needs.

For the year ended December 31, 2004, operating cash flow increased by $5.1 million compared to the negative operating cash flow of $218,000 for the prior year. The reason for the negative operating cash flow for the year ended December 31, 2003 was due to increases in inventory and accounts receivable in late 2003. However, the increase in inventory in late 2003 provided the potential to increase our revenue and net income significantly in 2004. Overall, the increase in operating cash flows was attributed mainly to our relatively higher profitability. As discussed above, our net income grew 533%, from $1.0 million for the year ended December 31, 2003 to $6.6 million for the year ended December 31, 2004. A bad debt provision of $460,000 in 2004 was also a significant factor for the increase in operating cash flow. Depreciation and amortization during the year ended December 31, 2004 increased by only $32,000, which was related to newly acquired equipment in 2003 and 2004 to support our business growth. The increase in accounts receivable in 2004 resulted in a negative cash flow of $2.3 million, decreased by almost 1.9 million compared to the same item in 2003. In order to maintain our readiness for sales, the decrease in our inventory resulted in a positive cash flow of $1.2 million, which represented a swing of $3.3 million compared to the negative cash flow of $2.0 million in 2003. However, the increase in inventory was offset by the increase in accounts payable, which was $386,000 in 2004, decreased by almost $764,000. Other receivables increased by $886,000 in 2004 as compared with an increase of $80,000 in 2003. The increase in income tax payable was $167,000 as a result of recognizing income tax provision based on 10% of corporate income tax rate based on conservative consideration, increased by $124,000 compared to $43,000 in the prior year. The decrease in accrued liabilities in 2004 resulted in negative cash flow of $752,000, decreased by $1.0 million compared to the positive cash flow of $301,000 in the prior year.

Cash used in investing activities was $450,000 and $276,000 for years ended December 31, 2004 and 2003, respectively. Cash used to purchase new production equipment in 2004 was approximately $160,000, a decrease of $19,000 compared to $178,000 for the prior year. Accumulation of investment in new equipment and machinery in 2003 and 2004 provided us with a potential to make full use of our capacity and accommodate larger and urgent orders from customers. The cash flow used in related party receivable was approximately zero for the year ended December 31, 2004 compared with just $98,000 in the prior year, which meant that our shareholders were drawing funds from our operations during the later period. The cash idle in Diguang Technology was put into our short-term deposit for earning interest purpose, which did not incur in 2003.

Cash used in financing activities was $307,000 for the year ended December 31, 2004, whereas there was only $144,000 for the prior year. The increase in negative cash flow in financing activities was due to the pay-off of related party payables by $307,000 in 2004 compared to the increase in related party payables by $2 million (the amount to acquire Diguang Hong Kong), representing a swing of $2.3 million, minus dividends paid of $2.7 million in 2003. These activities were a significant factor to account for the changes in cash flow used in financing activities for both years. In addition, there were proceeds of $483,000 from bank loans and a capital infusion of $142,000 in 2003 that was offset by a repayment of $165,000 made to a bank.

QUANTITATIVE INFORMATION ABOUT MARKET RISK AND QUALITATIVE INFORMATION ABOUT MARKET RISK

Transaction Risk and Currency Risk Management
Our operations do not employ financial instruments or derivatives which are market sensitive and therefore we are not subject to the financial market risks associated with such instruments and derivatives.

Exchange Rate Sensitivity
Our financial results could be affected by factors such as changes in foreign currency exchange rates or weak economic conditions in foreign markets. Since a majority of our sales in 2005 were made in U.S. dollars and Hong Kong dollars, and since the Hong Kong dollar is pegged to the U.S. dollar at an amount in the range of 7.75 to 7.85, a strengthening of the U.S. dollar could make our products less competitive in foreign markets. Our interest expense is sensitive to changes in the general level of interest rates in the U.S.

Due to the nature of our short-term investments, we do not believe that there is any material market risk exposure and therefore do not believe that quantitative tabular disclosures are required.

Our production base is in China, which results in a substantial portion of our operating expenses being denominated in Renminbi, although the majority of our purchases are made in U.S. dollars..

The value of the Renminbi, the main currency used in the PRC, fluctuates and is affected by, among other things, changes in China's political and economic conditions. The conversion of Renminbi into foreign currencies such as the dollar has been generally based on rates set by the People's Bank of China, which are set daily based on the previous day's interbank foreign exchange market rates and current exchange rates on the world financial markets. The official exchange rate has remained stable over the past several years. However, China recently adopted a floating rate with respect to the Renminbi, with a 0.3% fluctuation. As a result, the exchange rate of the Renminbi recently rose to 7.90 against the dollar, amounting to a 2% appreciation of the Renminbi. This floating exchange rate, and any appreciation of the Renminbi that may result from such rate, could have various adverse effects on our business, as described in Risk Factors, above.

We currently do not engage in hedging or other activities to control the risk of our foreign currency exposure.

We have approximately $21million, of cash and deposits as of September 30, 2006. If the exchange rate of US dollars were to increase by 5% against Renminbi, we would potentially suffer loss by approximately $460,000 in the account reflection.

Exchange Controls

Chinese law allows enterprises owned by foreign investors to remit their profits, dividends and bonuses earned in China to other countries, and the remittance does not require prior approval by the SAFE regulations formerly required extensive documentation and reporting, some of which was burdensome and slowed payments. If there is a return to payment restrictions and reporting, the ability of a Chinese company to attract investors will be reduced. Also, current investors may not be able to obtain the profits of the business which they own as a result of other restrictions that the Chinese government may impose.  Relevant Chinese law and regulation permit payment of dividends only from retained earnings, if any, determined in accordance with Chinese accounting standards and regulations. It is possible that the Chinese tax authorities may require changes in our reported income that would limit our ability to pay dividends and other distributions. Chinese law requires companies to set aside a portion of net income to fund certain reserves which amounts are to distributable as dividends. These rules and possible changes could restrict a company in China from repatriating funds to us and our shareholders as dividends.

Interest Rate Risk

We are equity financed and do not have any debt that is subject to interest rate change risk.

CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS
ON ACCOUNTING AND FINANCIAL DISCLOSURE

This information was previously reported, as that term is defined in Rule 12b-2 under the Exchange Act, in Online’s Current Report on Form 8-K filed on July 20, 2006.

DESCRIPTION OF BUSINESS

(a) General Development of Business Prior to the Share Exchange

Online was organized under the laws of Nevada in 2000 as Online Processing, Inc.  Online’s initial business was to provide Internet-based mortgage processing for mortgage brokers.  Online was never able to achieve profitability in that business, so it began searching for operating companies to acquire to increase shareholder value. On February 28, 2003, through a share exchange, Online acquired 100% of the issued and outstanding stock of CFS, a company incorporated in Nevada on September 19, 2002 and engaged in the business of providing installation, maintenance and servicing of communication technologies.  As a result of that transaction, CFS became Online’s wholly-owned subsidiary and CFS’ shareholders acquired a majority of Online’s voting stock.  During January, February and March, 2003, CFS managed the installation of wireless networks for telecommunication service providers. Its operations were focused in the State of California.  In March 2003, Online decided to cease commercial operations of CFS due to Online’s inability to secure funding needed to operate the business of CFS.  Thereafter Online began the process of reviewing new business opportunities with the intention to maximize shareholders' interest, looking for a merger or acquisition candidate for possible business acquisitions in North America and internationally.

On June 24, 2003, Roger Henley resigned as Online’s Chief Executive Officer, President, Chief Financial Officer and a member of its board of directors.  Mr. Henley chose to pursue other interests because Online had ceased operations of CFS.  Online’s Board of Directors  designated  Peter Bowthorpe as the Chief Executive Officer and Chief Financial Officer and tasked  him with  locating  and  reviewing  several  new business opportunities to maximize shareholders’ interest, including possible business acquisitions in North America and internationally. As part of this process, Online began negotiating a purchase of CFS by Roger Henley, so that it could pursue other opportunities.  On January 21, 2004, Online agreed to sell all of the stock of CFS to Roger Henley, in consideration for 2,934,000 of the 3,260,000 shares of Online’s common stock, which Mr. Henley owned.

On January 21, 2004, Online also accepted the resignation of Peter Bowthorpe as its Chief Executive Officer, President and Chief Financial Officer and as a member of its board of directors, effective immediately. In conjunction with the sale of CFS, Mr. Bowthrope chose to pursue other interests. Online’s board of directors designated Terri Wonderly, as its Chief Executive Officer and Chief Financial Officer.   On July 6, 2004, Online’s board of directors was expanded to two members, and the Board elected Michael Kamps as the additional director.

On July 9, 2004, Terri Wonderly exercised her right to require Online to repurchase 410,000 shares of its common stock from her for $250,000, pursuant to that certain option agreement dated February 28, 2003, between herself and Online.   Since Online did not have sufficient funds available to honor its obligations under the Option Agreement, it informed Ms. Wonderly of its default. Payment of Online’s obligations under the Option Agreement was secured by the shares of certain of its shareholders who had received shares pursuant to Online’s share exchange with CFS also on February 28, 2003. Under the terms of a Stock Pledge Agreement dated February 28, 2003 and amended on January 21, 2004, between these “Pledgors” and Ms. Wonderly, Online’s inability to purchase Ms. Wonderly’s shares pursuant to the Option Agreement constituted an event of default.  In the event of a default by Online under the Option Agreement, Ms. Wonderly was entitled to receive all of the Pledgors.    As a result of the transfer of the pledged stock, Ms.  Wonderly came to own 8,281,000, 84.67%, of the 9,779,900 shares of Online then outstanding.

On September 5, 2005, Online issued 1,333,333 shares of its common stock, 800,000 on a post-Reverse Split basis, to Chardan Capital, LLC, pursuant to a consulting agreement, in exchange for Chardan’s consulting services provided to Online.  The fair value of these shares was approximately $532,000 at a price of $0.40 per share, which was the market price on that day.  Pursuant to the signed consulting agreement, Chardan agreed to paid cash of $1,333.33 for those shares.   All of the shares were subject to Online’s right to repurchase them for the same amount Chardan paid in cash to acquire the stock if Online consummated a business combination with an operating company that Chardan did not introduce to Online.  Online acknowledges that Chardan introduced Diguang Holdings to Online.  Upon the filing of this registration statement, that right of repurchase expired, and none of the restricted shares issued to Chardan are subject to repurchase.  The issuance of this stock was exempt from registration under Section 4(2) of the Securities Act of 1933, as amended, as being issued in a private transaction involving fewer than 35 persons.

Pursuant to the placement agent agreement that Online entered into in September 2005 in connection with the Offering, Online issued an aggregate of 405,000 shares of its common stock, 243,000 on a post-reverse split basis, in exchange for the placement service provided by two placement agents.  The fair value of these shares at the issuance date, December 21, 2005, was approximately $1,117,395 at a price of $2.76 per share, which was the market price on that day.  Pursuant to the signed placement agent agreement, the placement agents agreed to pay cash of $405 for those shares.  The issuance of this stock was exempt from the registration under Section 4(2) of the Securities Act and Rule 506 of Regulation D promulgated under the Securities Act.

(b) The Acquisition of Diguang Holdings

On January 10, 2006, we entered into a share exchange agreement to acquire all of the issued and outstanding shares of the stock of Diguang Holdings in exchange for 18,250,000 shares of our common stock.  In connection with the Share Exchange, we agreed to change our name to Diguang.  We also effected a 3-for-5 reverse split of our outstanding stock, which reduced the shares issued and outstanding from 11,518,233 to 6,910,940, and Terri Wonderly, our CEO, returned to us for cancellation 4,967,940 of our common stock that she owned.  As a result, the total outstanding shares of common stock immediately prior to the Share Exchange were 1,943,000.  Taking into account the shares issued in the Share Exchange and the Offering, we now have 22,593,000 shares of common stock issued and outstanding, 18,250,000 of which are owned by Diguang Holdings’s former shareholders, with the balance being held by a combination of our shareholders prior to the Share Exchange and the investors in the Offering.

The Share Exchange is regarded as a reverse merger, since Diguang Holdings’s former shareholders obtained control of us.  As a result, Diguang Holdings is considered to be the acquirer for accounting purposes.  Also as a result of the Share Exchange, we ceased being a shell company.

We now own 100% of the issued and outstanding stock of Diguang Holdings, which was incorporated in the British Virgin Islands on July 27, 2004 to hold the equity interest in the following entities:
•	Shenzhen Diguang Electronics Co., Ltd., a China based entity, “Diguang Electronics”;
•	Well Planner Limited, a Hong Kong based entity, “Well Planner”; and
•	Diguang Science and Technology (HK) Limited, a British Virgin Islands based entity, “Diguang Technology”.

These three companies, Diguang Electronics, Well Planner and Diguang Technology, together comprise all of Diguang’s subsidiaries.

The address of our executive and administrative offices is 8th Floor, Building 64, Jinlong Industry District Majialong, Nanshan District, Shenzhen, PRC. Our telephone number is 86-755-2655-3580.

As of March 17, 2006, Diguang Holdings was 100% owned by Sino Olympics, a British Virgin Island company that is owned by Yi Song and Hong Song, two of our directors and officers as of the close of the Share Exchange.  On March 17, 2006, in a private transaction, five accredited investors acquired a total of 876,941, 6.85%, of Diguang Holding’s shares from Sino Olympics for US$5,000,000, approximately $5.70 per share.  Those five shareholders and Sino Olympics were the only shareholders of Diguang Holdings at the date of the Share Exchange.

Diguang Electronics is the principal operating subsidiary of Diguang.  Diguang Electronics was established as an equity joint venture in Shenzhen under the laws of China on January 9, 1996 with original registered capital of RMB 1,380,000, ~$170,160 at an exchange rate of 8.11 RMB per dollar, and an operating life of 20 years starting on that date.  Diguang Electronics was originally owned by three corporate entities, Shenzhen Diguang Engine & Equipment Co., Ltd., 13.8%; Shenzhen Jingfang Machinery & Electric Co., Ltd., 39%; and Cinema Systems Inc., 47.2%, a United States entity.

On July 22, 2003, Shenzhen Diguang Engine & Equipment acquired Shenzhen Jingfang Machinery & Electric’s equity interest at its carrying value. After changing the registration with the State Administration Bureau of Industry and Commerce, Yi Song and Hong Song, became the owner of this equity joint venture on August 14, 2003. On September 8, 2003, the Board of Diguang Electronics resolved to increase its registered capital to RMB5 million by transferring retained earnings into capital and by infusing capital of $142,000 from Well Planner, which accounted for 23.4% of the above RMB5 million, and thereby causing Well Planner to became a new investor in this equity joint venture. Diguang Electronics’ management increased the registered capital to RMB5 million (approximate $616,000) by transferring retained earnings into capital. Well Planner invested $142,000 of the approximately $616,000, as a result of acquiring a 23.4% interest in this equity joint venture.

Diguang Electronics is now a wholly-owned subsidiary of Diguang as a result of a reorganization of Yi Song’s and Hong Song’s ownership interests in Diguang and Diguang’s subsidiaries in June 2005. On October 8, 2005, Diguang Electronics converted its retained earnings of RMB10 million (equivalent $1,236,445) into the registered capital resulting in a total registered capital amount of RMB15 million (equivalent $1,840,845), which was approved by the relevant government agency and verified by a CPA firm. On April 30, 2006, Diguang Electronics increased its registered capital from RMB15 million to RMB85 million and the total investment from RMB15 million to RMB150 million, which was also approved by the relevant government agency.

Diguang Electronics designs, develops and manufactures LED and CCFL backlight units.  These backlight units, as more fully described in the Narrative Description of Business Section, are essential components used in illuminating display panels such as TFT-LCD and color STN-LCD panels.  These display panels are used in products such as mobile phones, PDAs, digital cameras, computers or television displays and other household and industrial electronic devices.  Diguang Electronics’ customers are located in both China and overseas.  Diguang Electronics’ address is 8th Floor, Building 64, Jinlong Industry District Majialong, Nanshan District, Shenzhen, PRC.

Well Planner was established under the laws of Hong Kong, Special Administrative Region on April 20, 2001.  Originally owned directly by Yi Song and Hong Song, it is now a wholly-owned subsidiary of Diguang as a result of a reorganization of the Songs’ ownership interests in Diguang and the Diguang subsidiaries in June 15, 2005.  Well Planner’s principal business is custom forwarding of Diguang Electronics’ products, which assists Diguang Electronics in meeting export and import requirements that apply to the international sale of its products and the importation into China of raw materials that Diguang Electronics uses in its manufacturing operations.   Well Planner performs these services under a service agreement that provides for a service fee of not less than 2% of the goods Well Planner has handled for Diguang Electronics.  However, Well Planner’s only customer is Diguang Technology, making Well Planner essential a pass-through entity.  Well Planner’s address is 10/F, 579 Nathan Road, Mongkok, Kowloon, Hong Kong SAR.

Diguang Technology was established under the laws of British Virgin Islands on August 28,  2003.  Originally owned directly by Yi Song and Hong Song, it is now a wholly-owned subsidiary of Diguang as a result of a reorganization of the Songs’ ownership interests in Diguang and the Diguang subsidiaries in June 2005.  The business predecessor of Diguang Technology was an unlimited liability company named Diguang Electronics (Hong Kong) Co., which was established under Hong Kong laws on October 12, 1998, also owned directly by Yi Song and Hong Song.  Diguang Electronics (HK) was engaged in the business of distributing Diguang Electronics’ products and purchasing electronic components and raw materials for Diguang Electronics’ operations in international markets.  On October 31, 2003, all of the substantial business operations of Diguang Electronics (HK) were transferred to Cheer Top Capital Limited, a company incorporated in the British Virgin Islands that was acquired by the Songs for the purpose of basing those operations in the British Virgin Islands.  In June 2004 the name was changed to Diguang Science and Technology (HK) Limited.  After businesses were transferred, a dividend of approximately $2.65 million was distributed.  Diguang Technology’s address is Commonwealth Trust Limited, Drake Chambers, Tortola, British Virgin Islands.

Under a reorganization agreement entered on June 15, 2005, the owners of Diguang’s subsidiaries transferred their collective 100% equity interest in those three entities to Diguang Holdings in exchange for a 100% equity interest in Diguang Holdings.  Being a receiving entity under common control, Diguang Holdings recorded all the assets and liabilities transferred at their carrying amounts in the accounts of the three respective entities at the date of transfer under the guidance of SFAS No. 141, Appendix D.  The effective date for this reorganization was June 30, 2005. Prior to June 30, 2005, Diguang Holdings did not have any operations.  As a result of the reorganization described in the first sentence of this paragraph, Diguang Holdings became the 100% owner of Diguang’s subsidiaries, and the consolidated financial statements of Diguang Holdings and Diguang Holdings’s subsidiaries became Diguang Holdings’s historical financial statements.

Diguang Holdings had and since the Share Exchange, we have been conducting operations in only one business segment, hence, there is only a segment disclosure requirement based on geographical locations of the customers.

Diguang Electronics has approximately 1,460 employees and is headquartered in Shenzhen, China, with additional offices and its backlight manufacturing operations in Dongguan, China.  Our other subsidiaries only employ a few employees.

Historically, Diguang Electronic’s capital expenditures have included the purchase of production equipment, office equipment and leasehold improvements, all within the PRC. In connection with the expansion and ramp-up of our PRC production capability and capacity, Diguang Electronics incurred capital expenditures of $0.18 million, $0.16 million, and $1.72 million in 2003, 2004, and 2005, respectively. We depreciate our production equipment and office equipment on a straight-line basis over an estimated useful life of five to ten years.

Currently, Diguang does not have any capital expenditures or divestitures in progress.

Additional capital expenditures are being considered and may be made if the demand for our products justifies doing so.

(c) Description of the Amended and Restated Share Exchange Agreement

We filed a current report on Form 8-K on January 17, 2006 to disclose our entry into a definitive Share Exchange Agreement to acquire Diguang Holdings, a British Virgin Islands company with operating subsidiaries in the People’s Republic of China, Hong Kong and the British Virgin Islands.

The Share Exchange Agreement, which was filed as an exhibit to the 8-K, was amended and restated as of March, 17, 2006 to reflect a change in the structure of the transaction, principally the decision to leave Online domiciled in Nevada rather than converting it to a British Virgin Islands corporation.  Reference to the Share Exchange Agreement in this registration statement is to the Share Exchange Agreement as so amended and restated.

The transactions contemplated by the Share Exchange Agreement closed on March 17, 2006.  As a result, Diguang Holdings became our wholly owned subsidiary. We had previously changed our name from Online Processing, Inc. to Diguang International Development Co., Ltd., “Diguang” or the “Company” or “we” or “our”.  Pursuant to the name change, we have a new OTCBB trading symbol, DGNG, which we disclosed in a Form 8-KA filed on March 6, 2006.

As noted, our and Diguang Holdings management believed that it was in our interest to remain a Nevada corporation. Therefore, we and Diguang Holdings’s shareholders agreed to amend the Share Exchange Agreement to eliminate as a closing condition that Online redomicile to the British Virgin Islands.   Accordingly, our Articles of Incorporation and Bylaws, as amended, not the Association and Memorandum of Association that were attached as an exhibit to the January 17, 2006 Form 8-K, will govern us.    Our Articles of Incorporation, as amended, are attached as an exhibit to this filing.

On March 17, 2006, we accepted subscriptions from 94 accredited investors (and not 91 as was previously reported on our Current Report filed on Form 8-K on March 21, 2006) to acquire 2,400,000 shares of our common stock through a private offering at a per share price of $5.00, generating gross proceeds of $12,000,000.  This private equity financing was made pursuant to the exemption from the registration provisions of the Securities Act provided by Section 4(2) of the Securities Act of 1933, as amended for issuances not involving a public offering and Rule 506 of Regulation D promulgated thereunder.

In addition to removing the closing condition that we convert to a British Virgin Islands company, the parties also modified the Share Exchange Agreement to provide for the assumption of an option plan adopted by Diguang Holdings prior to the closing of the Share Exchange. Diguang Holdings had issued options under that plan equivalent to approximately 540,000 shares of our stock to our independent directors and certain members of its management.  This varied from the information regarding an option plan disclosed in the Current Report on 8-K filed on January 17, 2006, which stated that an option plan would be adopted by us after closing, would reserve 1,500,000 shares for issuance under the plan and that no options would be issued prior to eighteen months following closing without the consent of the member of the Board of Directors not appointed by Diguang Holdings.  The limit on options to be issued of 1,500,000 remains in place, so that under the assumed plan approximately 960,000 shares remain available for future issuance, and the grant of any of those options prior to 18 months following the closing of the share exchange remains subject to the consent of the member of the board of directors not appointed by Diguang Holdings.

The parties had intended to increase the authorized stock of Online to 50,000,000 shares as part of the process of converting to a British Virgin Islands corporation.  This increase was needed to provide for the issuance of additional stock compensation to certain of Diguang Holdings’s shareholders in the event that we achieve certain after-tax earnings objectives for the fiscal years 2006 through 2009.  As the conversion to a British Virgin Islands corporation did not take place, we amended our certificate of incorporation to increase our authorized capital from 25,000,000 to 50,000,000 shares of common stock, thus satisfying that requirement of the Share Exchange Agreement.  The Share Exchange Agreement was also revised to require the parties to provide audited financial statements as of December 31, 2005, rather than audited financial statements as of December 31, 2004 and reviewed statements as of June 30, 2005. The Share Exchange Agreement is attached as an exhibit to this filing.
In the Share Exchange, we acquired all of Diguang Holdings’ issued and outstanding shares of common stock in exchange for 18,250,000 shares of our common stock.  Prior to that, we effected a 3 for 5 reverse stock split, information regarding which was provided in Online’s January 17, 2006 Form 8-K and its Current Reports on Form 8-K filed on February 15, 2006 and February 24, 2006, and 4,967,940 shares of our stock standing in the name of Terri Wonderly were cancelled.  As a result of all of the foregoing and the issuance of 2,400,000 shares in the Offering, we now have 22,593,000 shares of common stock issued and outstanding.  Of that amount, Diguang Holdings’s former shareholders own 80.8%, with the balance held by those who held Online’s shares prior to the Share Exchange and the investors in the Offering. As a result of the Share Exchange, Diguang Holdings’s former shareholders obtained control of Diguang, and Diguang Holdings’s officers and directors were appointed as Diguang’s officers and directors.

In accordance with the Share Exchange Agreement, our shareholders will be granted certain incentive shares if we (post reverse merger) meet certain financial performance criteria. The incentive shares and financial performance criteria are as follows:

	Total Incentive Shares	2006	2007	2008	2009
Sino Olympics Industries Limited	6,000,000	500,000	1,500,000	2,000,000	2,000,000
After-tax Profit Target (in million) (1)		$15.7	$22.8	$31.9	$43.1

(1) After-tax profit targets shall be the income from operation, less taxes paid or payable with regard to such income, excluding the effect on income from operations, if any, resulting from issuance of incentive shares in any year. By way of example, if the incentive shares for 2006 are earned and issued in 2007 with an aggregate value of $7 million, and as a result the income from operations for 2007 is reduced by $7 million, the determination of whether the after-tax profit targets are hit for 2007 will be made without deducting the $7 million from income from operations. That is, if income from operations was $20 million after the charge for issuance of the incentive shares, for purpose of issuance of incentive shares for 2007, income from operations will be deemed to be $27 million, and whether the target is hit will be determined by deducting from $27 million the amount of taxes that would have been paid or payable had income from operations actually been $27 million.

We account for the transactions of issuing these incentive shares based on the fair value of grant date in accordance with SFAS 123R. Under SFAS 123R, the grant date was effective March 17, 2006. Accordingly, the compensation expense has been calculated, but will be recorded over the period (in which the shareholders of Diguang can earn any of the amounts each year) only if meeting the prescribed target in the Share Exchange Agreement is probable. We assessed that the expense would not be recorded as the annualized operating result would not meet the required amount for the year ended December 31, 2006.

(d) Financial Information About Segments & Geographic Areas

Total revenues by category of activity and geographic market

We currently operate only in one business segment and generate revenues only from the sale of CCFL and LED backlights for LCDs.  Since our major production base is in China, and since export revenue and net income in overseas entities accounted for a significant portion of total consolidated revenue and net income, management believes that the following table presents useful information for measuring business performance, financing needs, and preparing our corporate budget, among other things.

	Years Ended December 31,			Six Months Ended June 30,
	2003	2004	2005	2005	2006
Sales to China domestic customers	$3,085,706	$4,667,219	$4,921,563	$2,354,928	$2,153,909
Sales to overseas customers	3,070,702	19,816,003	30,726,555	16,031,541	15,585,265

	$6,156,408	$24,483,222	$35,648,118	$18,386,469	$17,739,174

Financial Information about Geographic Areas

During 2003, 2004 and 2005, we derived $3,085,706, $4,667,219 and $4,921,563 respectively, and for the six months ended June 30, 2005 and 2006, we derived $2,354,928, and $2,153,909 respectively, of our revenues from external customers in China (excluding Hong Kong and Taiwan), the domicile of our principal operating subsidiary, Diguang Electronics.

Revenues from customers outside of China for 2003, 2004 and 2005 totaled $3,070,702, $19,816,003 and $30,726,555, respectively, and for the six months ended June 30, 2005 and 2006, totaled $16,031,541 and $15,585,265, respectively. We attribute sales to individual foreign countries based on the destination to which we ship the products.

Virtually all of our long-lived assets are held by Diguang Electronics in China.

There are certain risks associated with the concentration of our operations in China. These include currency risks and political risks. See Risk Factors above. Until recently, the Chinese government pegged its currency, the renminbi (RMB) to the United States dollar, adjusting the relative value only slightly and on infrequent occasion. Many people viewed this practice as leading to a substantial undervaluation of the RMB relative to the dollar and other major currencies, providing China with a competitive advantage in international trade. China now allows the RMB to float to a limited degree against a basket of major international currencies, including the dollar, the Euro and the Japanese yen. This change in policy produced a cumulative revaluation of the RMB of about 4.5% so far.

This 4.5% increase in the value of the RMB is not expected to produce a material effect on our business or our financial performance.  However, if the Chinese government allows significant further revaluations of the RMB in the near future, it could have adverse consequences on our ability to compete internationally. In particular, such a revaluation would make our products relatively more expensive in markets outside of China than before the revaluation, representing about 88% of our product revenues, including those from Hong Kong, which could slow or eliminate our anticipated growth.

Offsetting this risk to some degree is the fact that if further revaluation of the RMB does occur, it will result in an increase to our profits when stated in dollar terms for a given level of profit in RMB. It is difficult to tell which of these effects, if either will be more significant, and therefore we cannot know whether the revaluation of the RMB would have an overall negative or positive effect on the value of our business.

From a political standpoint, only recently has China moved away from a centrally planned economy toward a market driven economy. It is not possible to predict how rapidly the move to a market economy will continue, or if it will continue at all or even reverse. Similarly, the government has recently been encouraging the development and growth of privately owned enterprises. Both of those political trends have benefited our expansion. Should the government modify or reverse those policies, it could prove detrimental to us.

Additionally, China has historically been indifferent to the enforcement of intellectual property rights, on which we currently depend and expect to continue to depend to a significant degree. As a condition to its admission to the World Trade Organization, China committed to improve the enforcement of intellectual property rights, and there is evidence to show that it has done so, including increased prosecutions of intellectual property pirates. Should China reverse that policy, it could be detrimental to our business prospects due to our Chinese competitors’ infringement on our intellectual property.

It is not yet clear to us whether our three-year geographic financial information is indicative of our current or future operations, particularly with regard to our sources of revenues. Several factors make it difficult to tell whether we will derive more or less of our revenues from countries other than China going forward. This includes our rapid growth, the anticipated rapid rate of growth of businesses in China that make products incorporating our backlight products and our development of larger backlights. However, we do not anticipate a material effect on our business if a shift in the geographic distribution of our sales occurs.

(e) Narrative Description of Business

Prior to entering into the memorandum of understanding with Diguang Holdings, we had not had any operations since March 2003. As a result of the Share Exchange, the operations of Diguang Holdings’s subsidiaries became our principal operations, and therefore all of the information provided below relates to the operations of Diguang Holdings’ subsidiaries.

We specialize in the design, production and distribution of small to medium-sized Light Emitting Diode and Cold Cathode Fluorescent Lamp backlights for various Thin Film Transistor Liquid Crystal Displays (“TFT-LCD”) and Super-Twisted Nematic Liquid Crystal Display (“STN-LCD”), Twisted Nematic Liquid Crystal Display (“TN-LCD”), and Mono LCDs, (taken together, these applications are referred to as “LCD” applications). Those applications include color displays for cell phones, car televisions and navigation systems, digital cameras, televisions, computer displays, camcorders, PDAs and DVDs, CD and MP3/MP4 players, appliance displays and the like.

We conduct that business principally through the operations of Diguang Electronics, headquartered in Shenzhen, China, with additional offices and its backlight manufacturing operations in Dongguan, China. Diguang Electronics has approximately 1,360 full-time employees, although the figure changes from time to time as production demands require.

Well Planner is involved with the import of raw materials into China and export of finished products from China. Well Planner currently has no fixed assets.

Diguang Technology is directly involved with the international buying of raw materials and selling of backlight products for Diguang Electronics. Diguang Technology purchases raw materials from international suppliers and acts as an international sales group for both Diguang Electronics and Well Planner. Diguang Technology has no fixed assets.

Between them, Well Planner and Diguang Technology have only a few employees.

LCDs consist of a top layer that uses electronic impulses, filters and liquid crystal molecules to create an image, often in color. However, the LCD component itself generates relatively little in the way of luminance or light output, making the image on the screen impractical to use on its own under most conditions. A second component to these displays is backlights, which provide the luminance that enables viewers to see a distinct image on the screen in a wide variety of lighting conditions. In that sense, they operate much in the same way the bulb in a film projector or a slide projector does, converting the dark image on the film to a bright image that can be readily viewed.

The market for backlights is global, and we sell our products on a global level. According to Displaybank, a reputable Korean market research company, the LED backlight market is projected to reach $8.4 billion in 2006. This market is growing in parallel with the increased demand for products that incorporate LCDs. The following products that incorporate LCDs, according to Displaybank, had the stated projected growth rates from 2004 to 2005: MP3 players -- 61%; large-size LCD TVs -- over 50%; digital cameras -- 29%; and car entertainment systems -- 23%. The LCD market was approximately $48.5 billion in 2004, which accounted for 78% of a $62.2 billion global display market. Analysts at Displaybank project the LCD market will grow to approximately $94 billion by 2010. This growth is expected to continue to be driven by a growing electronics industry that will take advantage of the cost, clarity and half-life benefits of LCDs versus competing technologies.

During the past eight years, our sales revenues have grown approximately at an average rate of 50 percent per year, and we have become one of the largest producers of backlights in China. In recent years, we have enjoyed an even higher growth rate as the global market for lower cost, quality backlights continues to expand. Our revenues grew by approximately 300 percent (from $6.16 million to $24.48 million) from 2003 to 2004, and our income increased over 500% for the same period, from $1.05 million to $6.69 million. This greater increase in profitability relative to revenues reflects the economies of scale that we have as our business expands. We anticipate introducing new products and technologies, entering the larger-sized backlight market (principally flat panel TVs and computer monitors), continuing to benefit from China’s economic manufacturing cost advantages and expanding international sales, so we expect future earnings to continue to grow.

We achieved some success in expanding our customer base and our geographic markets during 2005. Sales to our largest customer generated 31% of our revenues for 2005, compared with 50% in 2004. Sales to our three largest customers increased to 62% of 2005 revenue compared to 57% in 2004. This actually represented a diversification of the customer base, as both the second and third largest customer in 2005 were not among the top three in 2004. We are continuing our efforts to diversify and broaden our customer base to become less reliant on these customers, including the development of new products, such as backlights for flat panel televisions.

Diguang Electronics is one of the first companies in China to use patented light guide panel technology by mould injection method to produce backlight units. We have received various awards and accolades, including the Shenzhen Science and Technology Progress Award in 2003. Additionally, Diguang’s products, namely CCFL backlights and white LED backlights, were included in the National Important New Products Project, and we received the “Important New Products” certificate in 2003.

Diguang Electronics caters to the global demand for backlight products on the basis of quality, cost and order fulfillment time. Diguang Electronics’ focus on product quality includes the use of quality materials obtained from selected international suppliers, and thorough quality control inspection of raw materials prior to use in production and finished products prior to shipment. Diguang Electronics also strives to offer its products at a lower cost than most competitors. This is made possible through Diguang Electronics’ skilled labor force of 1,180 people that, due to China’s low wage scale, is very low cost. Existing economies of scale also contribute to keeping costs low. Diguang Electronics also has the ability to deliver its initial run of products within 15 to 30 days from the time an order is placed, while many of its competitors can require more time. This rapid fulfillment capability is possible because of Diguang Electronic’s large and skilled product development team, and it provides an important advantage to Diguang Electronics in this competitive market.

Diguang Electronics’ commitment to quality is evidenced by the fact that in 1999, Diguang Electronics received from Shenzhen Quality Certification Centre ISO9002 certification, in 2002 it received from Moody International Certification QS9000 certification and in 2005 from The TUVCERT Certification Body ISO9001 certification and in 2006 it received the certification from the ISO/TS16949. These certifications signify that Diguang Electronics has established and adheres to high quality standards in the conduct of its product design and manufacturing operations.

As a full-service manufacturer of CCFL and LED backlights for LCDs, Diguang Electronics works with its customers to design the proper backlight to meet the customers’ specifications for a particular product and application. Nearly all of Diguang Electronics’ products are customized in terms of customers’ specific applications. Diguang Electronics currently co-develops 30-50 new products with customers each month. Diguang Electronics has developed or co-developed more than 2,600 different products and over 2300 sets of molds for LED/CCFL backlights meeting different customer specifications to date and has put more than 2,000 LED/CCFL products meeting unique customer specifications into mass production. Diguang Electronics typically does not receive direct payments from customers to develop products, but it does include the costs of developing products to meet customer specifications into its pricing.

Our sales are obtained either through our internal workforce, our Well Planner and Diguang Technology subsidiaries or through commissioned sales agents that represent us in locations outside of China.

Historically, the majority of the world’s backlight production was located in Japan and Korea, although due to low cost advantages and recent improvements in product quality, Taiwan and Mainland China have emerged as significant areas of backlight production. By conducting our business related to the design, production and distribution of backlights in China, principally through the operations of Diguang Electronics, we are able to take advantage of the low labor and other costs in China relative to other countries.

Our business is subject to slight seasonal fluctuation. Many of the products that incorporate our backlights are popular household electronic consumer goods such as home entertainment equipment and cellular phones, which enjoy a higher rate of retail sales in the fourth calendar quarter compared with other times of the year. However, the varying lead times associated with those products and the inclusion of many product lines that are not seasonal in nature, such as home appliances and office equipment, limit the seasonal nature of our business. Overall, we do not consider our business to vary from quarter to quarter to the extent that would justify describing us as a seasonal business.

There are no practices in our industry that have a significant effect on working capital requirements. Most of our business is done on a relatively short cycle time (on average, less than a month from customer order to initial fulfillment and between 1 to 3 months for payment). The capital costs associated with product development are relatively small on an individual product basis, although the aggregate of such costs is meaningful given the large number of products that we develop on an ongoing basis. Molds meeting customers’ size specifications are needed to form the housings for the backlights, but these molds are not costly, and we have accumulated approximately 2,300 of them during our years of operation, many of which can be reused to make a new product with little or no adjustment. A significant aspect of our business model is providing a rapid response to customer orders, which helps to minimize the amount of inventory we must carry. We also do not need to carry large amounts of raw material inventories because raw materials have been readily available from a number of suppliers.

The principal raw materials used in a LED backlight consist of LED chips, or SMD, reflectors, brightness enhancing films, silica gels and plastics, PMMA or PC etc. Those materials are available from numerous suppliers, most of them based in Asia, such as Nanjing Longguang Electronics Co. Ltd., HI SPEED Company, Toryota, Nicha, Kimoto, Hong Kong Panac Company, Global Trading Company and Advanced OPTO Company, etc. We purchase our raw materials from over 20 suppliers in Asia and from two United States based companies, 3M and Cree. We follow a practice of obtaining each of our raw materials from multiple suppliers as a means of ensuring supply, protecting against fluctuations in price, whether producer or currency related, and making certain that our quality standards are consistently met.

Research and Development

In addition to our product development work (taking existing, available technology and adapting it to the specific needs of a customer for a particular product), we engage in research and development (which involves developing new, proprietary techniques or products).  Our growth rate is attributable to a number of patents, especially in the area of light guides and other innovations that improve the quality (which is a combination of brightness, evenness, color of the light generated, and durability) of our products relative to other backlight manufacturers.

We are engaged in efforts to develop some technologies that reduce energy consumption and other environmental impacts of our devices.  The innovations can be used for a variety of applications in screens of almost all sizes. Management believes that many of our new technologies will be patentable, and we expect to file for and maintain both Chinese and/or international patents where the value of the invention warrants the expense and effort of doing so.

We have spent $291,000, $803,000, $727,000 for the years ended 2003, 2004 and 2005, as well as $422,000 and $591,000 for the six months ended June 30, 2005 and 2006, respectively on research and development efforts to improve existing products and processes and to develop new products (not including the expenses to develop particular backlight products utilizing existing technology to meet customer specifications for products).

Our major manufacturing processes are “dry,” meaning that they do not involve significant quantities of solvents, plating solutions or other types of materials that lead to the generation of large amounts of hazardous wastes, process wastewater discharges or air pollutant emissions.  We have only recently moved into our state-of-the-art manufacturing facility in Dongguan, and as a result we do not anticipate any material capital expenditures for pollution control equipment for 2006.  We are contemplating the construction or acquisition of additional manufacturing facilities if our current projections for increased product demand are met, but environment-related costs are not expected to be a material portion of the costs of constructing that facility, given the nature of our processes.

Customers

Our customer base consists of many large and medium sized companies, which include PVI,  ALCO, HOT TRACKS, IZTECHNOLOGY, Gree, Tianma, Seiko, Midea, Affitronics, Samsung, CCT, LG, Ellipse, Secure, Archos and Wintek, etc.  In 2005, our largest customer by sales volume accounted for approximately 31% of total revenues.  Our top two customers, ALCO and HOT TRACKS, accounted for approximately 56% of revenues and collectively, our top three customers that year generated about 62% of revenues.  As a result, the loss of one or more of our top customers or a significant decrease in the volume of business that we do with those customers would have a material adverse effect on our business.  To help protect against that risk, we continually seek to diversify our customer base, in particular by expanding our international sales efforts.  We also expect to introduce new backlight technologies for a variety of applications that will help expand and diversify our customer base.

Due to our current modest utilization of our production capacity and our practice of rapid turnaround of customer orders, we do not maintain a large backlog of orders relative to our annual revenue figures.  Also, because nearly all of our products are custom made to customer specifications, experience has shown that nearly our entire order backlog is firm; virtually all orders that are placed are completed and delivered.

We do not do any business directly with governments, although many of our customers may make products for sale to governments around the world.

Competition

The display backlight market is highly competitive.  It has traditionally been centered in Japan and Korea, where the majority of LCDs and related components continue to be made.  Due to cost advantages and an increase in product quality, Taiwan has recently emerged as a significant producer of backlights, and China is growing in importance as a source of backlights.

To management’s knowledge, there are no independently published industry statistics that can be used to measure our market share among China-based companies accurately.  However, based on its general knowledge of the Chinese backlight industry, management believes that we are one of the largest and fastest growing manufacturers of backlight units in China.

Taking into consideration factors such as geographic market, product mix and customer base, we believe the following companies are our main competitors: Shian Yih Electronics Ind. Co. Ltd. (Taiwan), Wai Chi Electronics Ltd. (Hong Kong), Radiant Opto-Electronics Corporation (Taiwan) and K-Bridge Electronics Co. Ltd. (Taiwan) etc.  Even though these competitors are based outside China, each has significant manufacturing operations in China.  Due to the advancements that Taiwanese and Chinese producers have made within this industry, our main competitors are no longer Japanese or Korean producers.

As with most other products, competitive advantages in backlights derive from a favorable combination of price, quality and customer service.  We believe that we are well-positioned to compete effectively in all three of those areas.  We have only recently moved into a new state-of-the-art manufacturing facility, which provides us with significant efficiencies and the space to increase our output from 100,000 small and medium units per day to 200,000-300,000 units per day (depending on size).  In addition, China’s well-known labor cost advantages relative to Japan, Korea and Taiwan have enabled us to put price pressure on our foreign rivals, thereby helping us to gain market share while maintaining profitability and margins, as our financial results show.  We currently expect that growth to continue.  However, as more of the world’s backlight production shifts to China, our comparative advantage due to lower costs relative to other Asian countries will diminish.

Our quality enhancements include innovations in light guide technology with a corresponding increase in backlight life.  The improved overall performance resulting from these enhancements is one of the reasons we have enjoyed a history of rapid growth.  We believe, based on our familiarity with other products in the market, that we have a technological advantage relative to other producers.  We expect that this existing technological advantage, combined with our anticipated development of additional patented technology, will continue to give us a competitive advantage.

Another important factor in our ability to compete is our relative short cycle time from the receipt of a customer’s order to the initial delivery of products to the customer.  On average, this is a 15- to 30- day process for us, while many of our competitors take longer to reach the same result.  Our short cycle time is due to, among other things, our modern facilities and equipment, along with our large and skilled product development staff.

Intellectual Property

Diguang Electronics owns 1 current patent. The patent transfer agreement for seven unexpired Chinese is in the process of being drafted as we are discussing with Mr. Yi Song, the owner of the patents and Diguang’s Chairman and CEO, whether or not any consideration (either cash or stock or both) would be paid for the contemplated patents transfer. However, prior to the completed patent transfer, Yi Song by way of a written license allowed Diguang Electronics to use his backlight patents free of charge until the relevant patents have been transferred to Diguang Electronics. Two of these patents expire in March 2008 and October 2009 (which are not significant to our operation) respectively, and the remaining six have expiration dates ranging from 2010 to 2013.

These patents include:
	Patent Name	Patent Number	Holder	Effective date of Patents	Expiry date of Patents
1	Uniformly Effective Front Backlight	ZL 99 2 48884.2	Yi Song	28/10/1999	27/10/2009
2	Efficiency Backlight and front Backlight of Side radiation	ZL 00 2 33726.6.	Yi Song	12/05/2000	11/05/2010
3	Efficiency Photosensitive Sensor for Graphic Content	ZL 01 2 01714.0	Yi Song	20/01/2001	19/01/2011
4	Efficiency Uniform Illuminance Equipment	ZL 02 2 05116.3	Yi Song	10/02/2002	9/02/2012
5	Efficiency Uniform Backlight of Side radiation	ZL 98 2 01487.2	Yi Song	02/03/1998	01/03/2008
6	Advanced Efficiency Backlight of Side radiation	ZL 01 2 19472.7	Yi Song	13/04/2001	12/04/2011
7	Efficiency Uniform Backlight of Front Backlight and White Backlight radiation	ZL 01 2 71009.1	Yi Song	19/11/2001	18/11/2011
8	High Efficiency of Light Source for Planar Fluorescent Lamp	ZL 200420006645.8	Yi Song	11/03/2004	10/03/2014
9	Negative LCD Display with Printed Flake	ZL 97201997.9	Yi Song	25/03/1997	24/03/2007
10	Improved Uniform and Luminous Side Backlight Device with High Efficiency	ZL 090220868	Yi Song	30/11/2001	29/11/2011
11	Efficiency Fluorescent Lamp of New Model	ZL 200320130305.1	Diguang Electronics	23/12/2003	22/12/2013
12	Direct Type Backlight	ZL 200510090917.6	Diguang Electronics	19/08/2005	18/08/2015

Almost all of our products incorporate technology from one or more of the above patents.  As these patents expire, the technology that they represent will become available to other backlight manufacturers. The expiration of one patent in 2007 will not have material adverse impact on our operation results.  However, the pace of change in this field will generally mean that the technology represented by the expired patents is out-of-date.  Our efforts will remain directed toward the development of new patents for leading-edge technologies that will help us to maintain our technological advantage.  We also intend to patent our new inventions both in China and internationally, and we continue to work closely with leading Chinese universities and research institutions in the development of such technology.

Management is not aware of any current or previous infringement of the existing patents.  If any infringement occurs, management will vigorously prosecute actions to halt the infringement and recover damages if the value of the patent is judged at the time to be sufficient to justify that effort.

DESCRIPTION OF PROPERTIES

Neither we, Diguang, Well Planner nor Diguang Technology own or lease any property.  Our indirect subsidiary, Diguang Electronics, is headquartered in Shenzhen, China where it leases office space, 1,002.6 square meters, with a monthly rental of RMB15,039 plus maintenance fee of RMB1,504, approximately US$2,786, that houses management, research and development personnel, marketing, finance and administrative support staff.  This lease expired in January 2006, but management renewed it until January 2007; Diguang Electronics will move to the new office space in Shenzhen in or about the first quarter of 2007.

In January 2006 Diguang Electronics placed an earnest money deposit to acquire the office space in the Futian district of Shenzhen as described above in the Subsequent Event section of Management’s Discussion and Analysis.

On December 20, 2004, Diguang Electronics entered into a lease agreement with Dongguan Diguang Electronics Science & Technology Co., Ltd., a company 92% currently owned by Sino Olympics (previously owned by Diguang Electronics (Hong Kong) Co.) and 8% owned by Shenzhen Diguang Engine & Equipment Co., Ltd., to rent a plant, approximately 40,000 square meters, with rent of RMB440,000 plus a maintenance fee of RMB80,000 per month for the first two years; subsequent rent will be subject to change in line with the market price in that time.  The lease covers a property in Dongguan, China that includes a large manufacturing facility, research and development operations, offices and employee dormitories, free of charge for employees, and basketball and soccer fields are available for the employees.  The lease term started on January 20, 2005 and expires on January 19, 2010.  On February 23, 2005, both parties agreed that the rent for three months from February to April 2005 shall be waived as Diguang Electronic had to finish its interior remodeling during this period.  On March 30, 2005, both parties agreed that the rent shall be RMB380,000 per month including all maintenance expenses based on the prevailing market price for similar facilities leased in the Dongguan area and that the lease term shall be February 1, 2005 to January 31, 2010.  Diguang Electronics currently produces approximately 100,000 prices of small and medium backlights per day at this facility.  There is sufficient space to increase production of small and medium-sized backlights to 300,000 pieces with the purchase and installation of additional equipment at a cost of $2 to $3 million.

LEGAL PROCEEDINGS

Neither we nor any of our direct or indirect subsidiaries is a party to, nor is any of our property the subject of, any legal proceedings other than ordinary routine litigation incidental to their respective businesses.  There are no proceedings pending in which any of our officers, directors, promoters or control persons are adverse to us or any of our subsidiaries or in which they are taking a position or have a material interest that is adverse to us or any of our subsidiaries.

Neither we nor any of our subsidiaries is a party to any administrative or judicial proceeding arising under federal, state or local environmental laws or their Chinese counterparts.

DIRECTORS, EXECUTIVE OFFICERS, AND CONTROL PERSONS

The following table and text set forth the names and ages of all of our directors and executive officers as of October 9, 2006.  The Board of Directors is comprised of only one class. All of the directors will serve until the next annual meeting of shareholders and until their successors are elected and qualified, or until their earlier death, retirement, resignation or removal.  Other than the sibling relationship between Yi Song and Hong Song, both of whom are also nephews of one of our directors, Tuen-Ping Yang (referred to in our prior filings as Yang Tuen-Ping to conform to Chinese convention of last name first), there are no family relationships among directors and executive officers. Also provided herein are brief descriptions of the business experience of each director and executive officer during the past five years and an indication of directorships held by each director in other companies subject to the reporting requirements under the Federal securities laws.

In connection with the Share Exchange, Online’s officers and directors resigned and were completely replaced with Diguang’s officers and directors.

Name	Age	Position
Yi Song	48	Board Chairman and CEO
Hong Song	43	Director and COO
Jackie You Kazmerzak	32	Chief Financial Officer
Remo Richli	43	Independent Director
Gerald Beemiller	63	Independent Director
Tuen-Ping Yang	60	Independent Director

Yi Song, Board Chairman, President and Chief Executive Officer, established Diguang Electronics in 1996 and has been its chairman since inception. Mr. Song started his career in 1976 when he joined Hubei Wei Te Engine Factory as a technician. He was subsequently promoted to the position of engineer and thereafter, director of technology. From 1978 to 1979, he conducted research in the detecting fuse tube system of mathematical control together with a team of researchers from Wuhan Wireless Research Institute. From 1979 to 1980, Mr. Song was the Deputy Director (Commissioner) of Working Committee of Shenzhen Electronics Communication Experts, one of the directors of China Flat Plate Display Association, and Deputy Director of Shenzhen Optoelectronic Industry Association. In 2003, he was awarded Excellent Entrepreneur by Shenzhen Government. Mr. Song cooperated with Wuhan University to research and develop the computer detecting project of Motor Automation Control Engineering. Mr. Song has also been keeping a long term cooperation in the field of optoelectronic technology with Professor H.S. Kwok, Center for Display Research, at the Hong Kong University of Science and Technology. Mr. Song has completed a CEO course from Tsinghua University that focused on International Enterprise Management and is now working towards receiving his MBA at the University of Southern Queensland. Mr. Song is Hong Song’s older brother and Tuen-Ping Yang’s nephew.

Hong Song, Chief Operating Officer, joined Diguang Electronics in January 2001 and became Chief Operating Officer in 2006. Prior to joining Diguang Electronics, Mr. Song was an engineer involved in the design of mining engineering equipment at Beijing Engineering Design & Research Institute for Nonferrous Metals Industry (ENFI) from 1983 to 1990, where he was later promoted to project chief designer. Mr. Song has also held management positions at China National Non-Ferrous Metals Industry Corporation (CNNC) from 1990 to 1998. He obtained a degree in Mechanical Engineering from Xi’an Construction Technology University in 1983 and participated in post-graduate studies in Project Economic Analysis at Paris Mineral Industries University in Paris, France from 1998 to 1999. Mr. Song received his MBA from Peking University in 2001. Mr. Song is Yi Song’s younger brother and Tuen-Ping Yang’s nephew.

Jackie You Kazmerzak, Chief Financial Officer, will be based in the United States. Ms. Kazmerzak is experienced in corporate finance and investment management, having been a Marketing Officer at Bank of America in Shanghai from 1996 to 1998, a portfolio manager at Northern Trust in San Francisco, California from 2000 to 2004, and a portfolio manager at Sand Hill Advisors in Palo Alto, California from 2004 to January 2006.  She is a Chartered Financial Analyst (CFA) and is fluent in Mandarin and English.  She received her MBA from Arizona State University with a concentration in finance in 2000 and she holds a degree in economics from Shanghai International Studies University.

Remo Richli, Independent Director, has been an Associate Partner of Bridgelink, a private international Mergers and Acquisitions firm headquartered in Switzerland since 2005. His responsibilities include the acquisition and divestiture of companies as well as raising funds, including private equity deals and venture capital funds. Previously, since 1999, he worked in the US as a financial expert at RP Associates in San Diego, a venture capital firm focusing on corporate finance and financial structures. His work included evaluations of investment opportunities, financial modeling of investments, and fundraising, as well as building teams on operational and strategic levels. During his time with RP Associates, Mr. Richli also served as Chief Financial Officer of one of its portfolio companies. From 1993 to 1999, Mr. Richli owned a consulting firm engaged in corporate finance consultancy for mid-sized companies and acted as the Chief Executive Officer of client companies on a consulting basis. From 1991 to 1993, Mr. Richli was a director at the Department of Finance at the city government level in Switzerland. He studied in Switzerland and in the US and holds several degrees in Business and Economics from the University of Basel, Switzerland and the University of Applied Science in Luzern, Switzerland.

Gerald Beemiller, Independent Director, has been the Vice President of World Wide Sales for Pericom Semiconductor Corporation since December 2000; prior to that he was Vice President of Sales and Marketing for Sony Semiconductor Company of America. In those positions he acquired significant expertise in the field of electronics technology. He received a BS in Mathematics, with a minor in Electrical Engineering and Computer Science, from Arizona State University in 1966.

Tuen-Ping Yang, Independent Director, has been the President of Cinema Systems, Inc. located in California since 1992. Previously, from 1984 to 1986, Mr. Yang served as the President of World Television Network and a Director of the Los Angeles National Bank. He has also been an Assistant Professor at Chinese Culture University, and a Manager of CMPC Taipei, Taiwan. He received his first Golden House Award (Taiwan’s Oscar Award) as the Best Film Director in 1972, and has received that award an additional three times since that date. He received his bachelor's degree from the National Taiwan University of Arts in 1967 and his master’s degree of Fine Arts from the University of California, Los Angeles, U.S. in 1976. Mr. Yang is Yi Song’s and Hong Song’s uncle.

Significant Employees

The following are employees of Diguang Electronics who are not executive officers, but who are expected to make significant contributions to our business:

Luo Gangyi, Superintendent of Sale & Marketing, Diguang Electronics, joined Diguang Electronics in 2000 as a Sales Engineer, the departmental manager and later Superintendent of Sales & Marketing.  He was a lecturer from 1996 to 2000 at Kunming Railway Equipment School before joining Diguang Electronics in the Sales and Marketing Department as a Sales Engineer.  Based on his performance, Luo Gangyi was promoted to the position of Departmental Manager, then Superintendent of Sales and Marketing.  Luo Gangyi studied from 1992 to 1996 in Southwest Jiaotong University and obtained an Engineering degree.

Zou Huade, Technology Superintendent, Diguang Electronics, joined Diugang Electronics in 1999 as an engineer, manager, deputy chief engineer and later as Technology Superintendent. He is responsible for our technology, especially for  the new technology and products.  From 1981 to 1999, he worked with Hubei Wei Te Engine Factory, where he was involved in product development. He has extensive experience in the design and production of moulds.  Mr. Zou Huade graduated from Wuhan Wireless Industries College in 1981, specializing in the design and production of moulds.

Ding Maoshan, R&D Superintendent, Diguang Electronics , joined Diguang Electronics in 2001 as R&D Engineer, R&D manager and later R & D Superintendent. He was also a director of Diguang Electronics at the beginning of 2005.  He was engaged in working at Hu Bei Wei Te Engine Factory, as Technology Section Chief and Engineer from 1980 to 1988.  He was engaged in working on R&D fields for engine products, Honghu Mechanical Electronic Research Institute from 1988 to 2001.  He graduated from Hubei Electronic Industrial School with a major in Semi-conductors.

Chen Rongguo, Budget & Control Superintendent, Diguang Electronics, joined Diguang Electronics in 2003 as deputy chief economist and production manager and later as budget & control superintendent.  From 1980 to 1989, he worked with Hubei Wei Te Engine Factory where he held various positions in production, finance and corporate management functions.  In 1989, he joined Wan Ma Company as an assistant to the general manager where he was involved in the day-to-day operations of the Company.  In 1995, he was transferred to the holding company, Ji Li Group Company, as logistics control manager.  Mr. Chen studied economic management by remote learning in Beijing Institute of Economic Management from 1983 to 1986.

Zhao Guobao, Management Superintendent, joined Diguang Electronics in March 2005 as Director of Dongguan Factory and later as Management Superintendent.  He studied for Engineering Facility, Hengyang Engineering Institute of Hunan Province from 1998 to 2002.  And he has been enrolled a graduate program under Management Science & Engineering at Tianjin University.  He was engaged as Production Section Chief, Casino Company from September 1996 to March 2000.  He was positioned as Senior Production Manager, Shenzhen Electric-Magnetic Field Company from April 2000 to February 2003.  And he was designated from March 2003 to March 2005 as vice-president for manufacture, Shenzhen Jinke Science & Technology Company.

Involvement in Certain Legal Proceedings

To  the  best  of  our  knowledge,  during the past five years, none of our directors  or  executive officers were involved in any of the following: (1) any bankruptcy  petition filed by or against any business of which such person was a general  partner  or  executive  officer either at the time of the bankruptcy or within two years prior to that time; (2) any conviction in a criminal proceeding or  being subject to a pending criminal proceeding (excluding traffic violations and  other minor offenses); (3) being subject to any order, judgment, or decree, not  subsequently reversed,  suspended  or  vacated,  of any court of competent jurisdiction,  permanently  or temporarily  enjoining,  barring,  suspending or otherwise  limiting  his  involvement  in  any type  of business, securities or banking activities; and (4) being found by a court of competent jurisdiction (in a  civil  action), the SEC or the Commodities Futures Trading Commission to have violated  a federal or state securities or commodities law, and the judgment has not  been  reversed,  suspended  or  vacated.

EXECUTIVE COMPENSATION

Summary Compensation Table

The following table sets forth the information, on an accrual basis, with respect to the compensation of our and Diguang’s executive officers for the three fiscal years ended December 31, 2005.

Name and Principal Position	Year Ended		Salary ($)		Restricted Stock Award(s) ($)		Bonus, Options, Long Term Incentive Plans and All Other Compensation
Yi Song , Chief Executive Officer (1)	2005 2004 2003	$ $ $	16,890 9,230 8,734	$ $ $	0 0 0	$ $ $	0 0 0
Hong Song, Chief Operating Officer	2005 2004 2003	$ $ $	13,122 8,260 7,540	$ $ $	0 0 0	$ $ $	0 0 0
Zou Huade, Technology Superintendent	2005 2004 2003	$ $ $	10,012 6,120 4,750	$ $ $	0 0 0	$ $ $	0 0 0
Chen Rongguo, Budget & Control Superintendent	2005 2004 2003	$ $ $	10,074 5,930 4,940	$ $ $	0 0 0	$ $ $	0 0 0
Lou Gangyi, Superintendent of Sales & Marketing	2005 2004 2003	$ $ $	10,075 5,500 5,010	$ $ $	0 0 0	$ $ $	0 0 0
Ding Maoshan R&D Superintendent	2005 2004 2003	$ $ $	8,913 6,080 4,268	$ $ $	0 0 0	$ $ $	0 0 0
Zhao Guobo Management Superintendent	2005 2004 2003	$ $ $	10,050 0 0	$ $ $	0 0 0	$ $ $	0 0 0
Jackie You Kazmerzak (2)	2005 2004 2003	$ $ $	0 0 0	$ $ $	0 0 0	$ $ $	0 0 0
Teri Wonderly, Chief Executive Officer (3)	2005 2004 2003	$ $ $	0 0 0	$ $ $	0 0 0	$ $ $	0 0 0
Peter Bowthorpe, Chief Executive Officer, Chief Financial Officer and President (4)	2005 2004 2003	$ $ $	0 0 0	$ $ $	0 0 0	$ $ $	0 0 0

(1) The compensation shown from Mr. Song reflects that which he received as Chief Executive Officer of Diguang Electronics for the periods indicated, based on the current currency conversion rate of 8.111 RMB per dollar.

(2) Neither we nor Diguang employed Ms. Kazmerzak in the periods covered; Ms. Kazamerzak did not become our Chief Financial Officer until the Share Exchange closed.

(3) Ms. Wonderly served as Online’s President and Chief Financial Officer from January 2002 until June 24, 2003.  Ms. Wonderly became Online’s Chief Executive Officer, and sole director, again on January 21, 2004, but relinquished her position as Chief Executive Officer and sole director simultaneously with the close of the Share Exchange.

(4) Mr. Bowthorpe served as Online’s Chief Executive Officer, Chief Financial Officer and President from June 24, 2003 through January 21, 2004.
Options/SAR Grants Table

During the last fiscal year, neither we nor Diguang have granted any stock options or Stock Appreciation Rights to any executive officers or other individuals listed in the table above.
Aggregated Option/SAR exercised and Fiscal year-end Option/SAR value table

Neither our executive officers nor the other individuals listed in the tables above, exercised options or SARs during the last fiscal year.

Stock Option Plan

Pursuant to the terms of the Amended and Restated Share Exchange Agreement, we assumed Diguang’s outstanding 2006 stock incentive plan covering options totaling the equivalent of 1,500,000 shares of our common stock. Options equivalent to approximately 540,000 shares of our common stock were issued under the Diguang 2006 Option Plan before the Share Exchange closed as follows: the equivalent of 20,000 shares were granted to each of Diguang’s three independent directors; the equivalent of 80,000 shares were granted to Diguang’s chief financial officer; and, the equivalent of 400,000 shares were granted to other employees of Diguang. The exercise price for each of these options is $5.00 per share. The commencement date for these options is March 1, 2006, with monthly vesting at the end of each month after March 1, 2006, for the three independent directors as well as for the chief financial officer (and not yearly vesting as was previously reported on our Current Report filed on Form 8-K on March 21, 2006) and yearly vesting for the other employees of Diguang; the options issued to the independent directors, the chief financial officer and other employees of Diguang, respectively, vest at a rate of 1/36th per month, 1/48th per month, and 1/4th per year, respectively. The options that have been issued expire ten years from their grant date (which date is February 25, 2006 or the date the optionee commences his or her service relationship with us, whichever is the later date), and not February 29, 2016 as was previously reported on our Current Report filed on Form 8-K on March 21, 2006.

Long-term incentive plans

No Long Term Incentive awards were granted in the last fiscal year.

Defined benefit or actuarial plan disclosure

We contribute 9% from an individual employee’s total amount of monthly salary to pension insurance; the employee contributes 5% from his/her total amount of monthly salary, although we withhold and pay such percentage on behalf of the employee.  However, no benefits are determined by final compensation and years of service.

Compensation of Directors

Remo Richli, as an independent director and the new chairman of the Audit committee, will receive $3,000 per month as cash compensation and has been granted a stock option for 20,000 shares.  Gerald Beemiller and Tuen-Ping Yang as the other independent directors will receive $2,000 per month as cash compensation and have each been granted a stock option for 20,000 common shares.

Employment contracts and termination of employment and change-in-control arrangements

Our most senior managers have individual employment agreements that vary somewhat from each other in form.  Both Yi Song and Hong Song have agreed that their employment with us will be and will remain exclusive of other employment for the entire duration of their employment with us.

We expect that our executive officers will receive the following annual salaries for fiscal 2006:

Name	Position	Annual Salary
Yi Song	CEO	US$250,000
Hong Song	COO	US$200,000
Jackie You Kazmerzak	Chief Financial Officer	US$120,000 (1)

(1)  Ms. Kazmerzak has agreed to have her employment agreement effective as of the close of the Share Exchange. However, certain terms of her agreement are still being finalized.

Mr Yi Song entered into an employment letter agreement with us as of April 19, 2006, to serve as our Chief Executive Officer from March 17, 2006 through March 17, 2009 (the “Initial Term”), and shall continue after that for an unspecified term. During the Initial Term, the employment relationship may be terminated by: (i) Yi Song for any reason upon 30 days notice, or (ii) us without cause (as defined in the employment agreement) upon 30 days notice or (iii) us for cause (as defined in the employment agreement) with immediate effect. Following the Initial Term, the employment relationship may be terminated by Yi Song or us according to our policies at the time of termination. Yi Song shall receive a monthly base salary of US$20,833.33, which is the RMB equivalent of $250,000 on an annualized basis, which may be increased during the Initial Term on each anniversary of March 17, 2006.

Mr Hong Song entered into an employment letter agreement with us as of April 19, 2006, to serve as our Chief Operating Officer from March 17, 2006 through March 17, 2009 (the “Initial Term”), and shall continue after that for an unspecified term. During the Initial Term, the employment relationship may be terminated by: (i) Hong Song for any reason upon at least 30 days written notice, or (ii) us without cause (as defined in the employment agreement) upon 30 days written notice, or (iii) us for cause (as defined in the employment agreement) with immediate effect. Following the Initial Term, the employment relationship may be terminated by Hong Song or us according to our policies at the time of termination. Hong Song shall receive a monthly base salary of US$16,666.67, which is the RMB equivalent of US$200,000 on an annualized basis, which may be increased during the Initial Term on each anniversary of March 17, 2006.

We shall also pay Messrs. Yi Song and Hong Song such bonuses as may be determined from time to time by our Compensation Committee. The amount of annual bonus payable to them may vary at the discretion of the Compensation Committee. In determining the annual bonus to be paid to them, the Compensation Committee may, consider all factors they deem to be relevant and appropriate

Board Committees

The Board of Directors has appointed a Compensation Committee, an Audit Committee and a Nominating Committee.

The members of the Compensation Committee are Gerald Beemiller (Chairman), Remo Richli and Tuen-Ping Yang. The Compensation Committee’s functions are to assist in the implementation of, and provide recommendations with respect to, our general and specific compensation policies and practices, including specifically all compensation of our executive officers.

The members of the Audit Committee are Remo Richli (Chairman), Gerald Beemiller, and Tuen-Ping Yang. The Audit Committee monitors the independence and performance of the Company’s independent auditors and has the sole authority to appoint and replace the independent auditors. The Audit Committee’s other functions are to monitor the quality and integrity of our financial statements, compliance with legal and regulatory requirements, controls relating to financial risk exposure, dissemination of accurate information and direction of our corporate compliance efforts, guidelines and policies. The board of directors believes that Mr. Remo Richli qualifies as an "audit committee financial expert" within the meaning of all applicable rules. The board of directors believes that Mr. Richli has financial expertise from his degrees in business and economics, his activities as a chief executive officer and chief financial officer of various companies, and his consulting activities in the areas of accounting, corporate finance, capital raising and corporate financial analysis.

The members of the Nominating Committee are Tuen-Ping Yang (Chairman), Gerald Beemiller and Remo Richli. The Nominating Committee’s functions are to establish Board membership criteria, assist the Board by identifying individuals qualified to become Board members and recommend to the Board proposed director nominees.

Compensation Committee Interlocks and Insider Participation

Neither we nor Diguang Holdings had a compensation committee of its respective board of directors during fiscal 2005.  Diguang has established such a committee in the course of fiscal 2006.  We did not pay any salary or other compensation during fiscal 2005.  Both Yi Song and Hong Song participated in deliberations with regard to compensation payable to officers and employees of Diguang Holdings and its subsidiaries during 2005, during which time they were private companies not subject to these requirements.

No executive officer of Diguang served as a member of the compensation committee or the equivalent of another entity during 2005.  No executive officer of Diguang served as a director of another entity, other than affiliates of Diguang, during 2005.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Transaction with management and others

On December 20, 2004, Diguang Electronics entered into a lease agreement with Dongguan Diguang Electronics Science & Technology Co., Ltd., a company 92% currently owned by Sino Olympics (and formerly owned by Diguang Electronics (Hong Kong)) and 8% owned by Shenzhen Diguang Engine & Equipment Co., Ltd., to rent the plant with rent of RMB440,000 plus repair and maintenance fee of RMB80,000 per month for the first two years; subsequent rental will be subject to change in line with the market price in that time.  The lease terms started on January 20, 2005 and expire on January 19, 2010.  On February 23, 2005, both parties agreed that the rent for three months from February to April 2005 shall be waived as Diguang Electronics had to finish its interior remodeling during this period.  On March 30, 2005, both parties agreed that the rent shall be RMB380,000 per month including all maintenance expenses based on the prevailing market price for similar facilities leased in the Dongguan area and that the lease term is from February 1, 2005 to January 31, 2010.  Dongguan Diguang Electronics Science & Technology Co., Ltd., is an affiliate of Yi Song and Hong Song, who directly or indirectly own it 100%.

Prior to the Share Exchange, Diguang Holdings paid a dividend in the amount $0.1624 per share of common stock (an aggregate of $2,078,744). On December 12, 2005, the Board of Diguang Technology resolved to distribute dividend of $2.1 million from its retained earnings to Sino Olympics. According to the board resolution, Sino Olympics will receive the payment of approximately $111,140, after netting the amount due from and to related parties, at the end of February 2006 to holders of its common stock.  The record date for the dividend was December 12, 2005.  As of that date, Diguang’s officers and directors beneficially owned all of its stock.

As part of the Share Exchange, Sino Olympics received 17,000,000 shares of our common stock in exchange for its shares of Diguang Holdings’s common stock.  Yi Song and Hong Song, two of our officers and directors as of the close of the Share Exchange, own Sino Olympics.

We are continually looking for opportunities to expand our business through either internal growth or by merger and acquisition.  During the process of understanding Diguang Holdings’s business operation, we noted that Sino Olympics owns currently owns a 32.5% interest in North Diamond, Ltd., a British Virgin Islands corporation, which owns a wholly foreign owned enterprise. Sino Olympics also has an option to acquire an additional 32.5% interest in North Diamond common stock from another stockholder for a total purchase price of $487,500. The wholly foreign owned enterprise will produce backlight products which are different from those we currently produce, but which we would like to produce in the near future. Thus, we entered into a Purchase Option Agreement (“Option Agreement”) with Sino Olympics, Diguang Electronics, and Yi Song and Hong Song (the “Songs”), giving us the right to acquire the interests held in North Diamond from Sino Olympics. Under the Option Agreement, we have the right to purchase from Sino Olympics its entire equity interest in North Diamond, including the option to acquire the additional 32.5% ownership, for a period of one year from the date of the Option Agreement. The consideration to be paid for the exercise of the option is the amount that Sino Olympics paid for its interest, plus interest at the rate of 6% per annum, plus the assumption of any remaining obligation of Sino Olympics to contribute registered capital to North Diamond. In consideration for the Sino Olympics's entry into the Option Agreement, we and Shenzhen Diguang Electronics Co., Ltd. have agreed to allow Yi Song and Hong Song to devote such time and attention to the business of North Diamond as they deem appropriate, subject to the oversight of the independent members of our board of directors. In view of the possibility that we are going to own a significant interest in this joint venture, we believe that it is in our best interest to have Yi Song and Hong Song devote a portion of their business time and efforts to the joint venture.

On May 12, 2006, we entered into an Amended and Restated Purchase Option Agreement (“Amended Agreement”) which superceded the Option Agreement. The parties to, and the terms and conditions of, the Amended Agreement are wholly identical to the Option Agreement except in the following respects. First, Sino Olympics’s current ownership of a 32.5% equity interest (“the Equity Interest”) in North Diamond is in exchange for a total contribution of $487,500 in registered capital, and not as was stated in the Option Agreement, in exchange for a total contribution of $20,000,000 in authorized capital. Second, Sino Olympics granted us the option to purchase, on or before May 12, 2007, all of the Equity Interest, including the option to acquire the additional 32.5% ownership in North Diamond, and not as was stated in the Option Agreement, on or before April 21, 2007. Third, the interest at the rate of 6% per annum which forms part of the consideration applies to both the Equity Interest and the additional 32.5% interest in North Diamond. Furthermore, the Amended Agreement elaborated that the interest at the rate of 6% per annum shall commence on the date of payment made by Sino Olympics towards its registered capital of North Diamond and shall end on the date we exercise the option. Finally, the Amended Agreement shall terminate if we fail to exercise the option prior to May 12, 2007, and not as stated in the Option Agreement, prior to April 21, 2007.

As of March 31, 2006, Sino Olympics infused only $487,500 into North Diamond, accounting for 32.5% interest whereas the other investor infused $1.0125 million, accounting for 67.5% interest based on the actually infused capital. On June 27, 2006, Sino Olympics injected an additional $1 million in North Diamond. So far Sino Olympics has made a total of $1,487,500 investment, accounting for 59.5% ownership out of $2.5 million of infused capital in North Diamond. As of September 30, 2006, Sino Olympics has injected another $392,857 and soreached its targeted 65% current equity ownership of North Diamond before the exercise of the purchase option.

On May 15, 2006, our board of directors (which included all the independent directors) passed resolutions to approve our acquisition of the Equity Interest and Sino Olympics’s additional 32.5% ownership in North Diamond.

On July 18, 2006, Yi Song entered into a license agreement with us to grant us the right to use his patents free of charge pending the transfer of the patents to us.

During the normal course of business, transactions involving the movement of funds among certain related parties have occurred from time to time. The details of amounts due from and due to related parties are summarized as follows:

Related Party Relationships
Name of Related Parties	Relationship with the Company

Mr. Yi Song	One of the shareholders of the Company
Mr. Hong Song	One of the shareholders of the Company
Shenzhen Diguang Engine & Equipment Co., Ltd. (a China based entity)	80% owned by Mr. Yi Song and 20% owned by Mr. Hong Song
Dongguan Diguang Electronic Science and Technology Co., Ltd. (a China based entity from which Diguang Electronics has rented the plant.)	92% owned by Sino Olympics Industrial Limited and 8% owned by Shenzhen Diguang Engine & Equipment Co., Ltd.
Sino Olympics Industrial Limited	The representative of Song’s brothers
Dihao Electronics (Yangzhou) Co., Ltd.	65% owned by Sino Olympic Industrial Ltd. (as of September 30, 2006)

According to the lease agreement between Diguang Electronics and Dongguan Diguang Electronic Science & Technology Co., Ltd., a company 92% owned by Sino Olympics Industrial Limited and 8% owned by Shenzhen Diguang Engine & Equipment Co., Ltd., dated March 30, 2005, Diguang Electronics agreed to pay the rental of RMB380,000 per month including all maintenance fees based on the prevailing market price for a similar facility to be leased in Dongguan area and that the lease terms start from February 1, 2005 to January 31, 2010, and both parties agreed that the rental for three months from February to April 2005 shall be waived as Diguang Electronics had to finish its interior remodeling during this period. Based on the above agreement, the Company recorded the monthly rental of RMB361,000 on a straight-line basis.

The roll-forward details of amount due from/to related parties were summarized as follows:

Amount due from	Shenzhen Diguang Engine and Equipment Co., Ltd.	Dongguan Diguang Electronic Science and Technology Co., Ltd.	Stockholders	Total
Balance at January 1, 2004	$-	$-	$143,208	$143,208
Addition	-	-	499,364	499,364

Balance at December 31, 2004	-	-	642,572	642,572

Additions	21,538	-	644,734	644,734
Payments received	-	-	(148,672)	(148,672)
Additions	-	-	849,062	849,062
Translation adjustment	-	-	1,164	1,164
Offset by dividends declared	-	-	(1,988,860)	(1,988,860)
Balance at December 31, 2005	$21,538	$-	$-	$21,538

Amount due to	Shenzhen Diguang Engine and Equipment Co., Ltd	Dongguan Diguang Electronic Science and Technology Co., Ltd.	Stockholders	Total
Balance at January 1, 2004	$651,325	$-	$2,090,447	$2,741,772

Addition	191,934	-	-	191,934
Cash payments made	-	-	(1,920,226)	(1,920,226)

Balance at December 31, 2004	843,259	-	170,221	1,013,480

Addition	359,070	-	-	359,070
Rental	-	467,571	-	467,571
Cash payments made	(1,221,546)	(332,470)	(170,221)	(1,724,237)
Translation adjustment	21,556	-	-	21,556

Balance at December 31, 2005	$2,339	$135,101	$-	$137,440

Transactions in 2004

Stockholders

Diguang Electronic (HK) is an unlimited liability company that is 80% owned by Yi Song and 20% owned by Hong Song (collectively referred to herein as the “Song brothers”). Diguang Science and Technology is also owned by the Song brothers. On November 1 ,2003, as a result of a restructuring, Diguang Electronic (HK) transferred its backlight business to Diguang Science and Technology on a predecessor basis because these two entities were under the common control of the Song brothers. As those two entities were owned by the Song brothers, no consideration was paid. Since then, Diguang Electronic (HK) did not conduct this business any more. However, some sales and purchase contracts were originally entered into by Diguang Electronic (HK). Therefore, Diguang Electronic (HK) still collected payments from the outstanding accounts receivable and made payments for the outstanding accounts payable based on the contracts entered by Diguang Electronic (HK) regarding the backlight business on behalf of Diguang Science and Technology (HK) Ltd. After collection and repayment, the remaining proceeds were transferred to Diguang Science and Technology (HK) Ltd. Since Diguang Electronic (HK) was also owned by the Song brothers, the funds collected and paid were presented as amount due from/to stockholders on the books of Diguang Science and Technology (HK) Ltd. On January 1, 2004, the opening balance of amount due from stockholders was US$143,208. During the year ended December 31, 2004, the amount collected by Diguang Electronic (HK) on behalf of Diguang Science and Technology (HK) Ltd. was $499,364, resulting in the balance of amount due from stockholders of $642,572.

Similarly, on January 1, 2004, the opening balance of amount due to stockholders was $2,090,447. On behalf of Diguang Science and Technology, Diguang Electronic (HK) also made payment on behalf of Diguang Science and Technology. On January 2004, the opening balance of amount due to stockholders was US$2,090,447. During the year ended December 31, 2004, Diguang Electronic (HK) made payment of $1,421,727 on behalf of Diguang Science and Technology and the Company made payments of $489,499 to stockholders, resulting in the amount due to stockholders of $170,221 at December 31, 2004.

Shenzhen Diguang Engine & Equipment Co., Ltd.

Shenzhen Diguang Engine & Equipment Co., Ltd. is owned by the Song brothers (at 80% and 20% ratio) and was a related party of Shenzhen Diguang Electronics. On January 1, 2004, the opening balance of amount due to Shenzhen Diguang Engine & Equipment Co., Ltd. was $651,325. During the year ended December 31, 2004, Shenzhen Diguang Electronics incurred additional payable of $191,934 to Shenzhen Diguang Engine and Equipment for financing purpose, resulting in a balance of $843,259 at December 31, 2004.

Transactions in 2005

Stockholders

The transactions between Diguang Electronic (HK) and Diguang Science and Technology were continued in early 2005. During the year ended December 31, 2005, Diguang Electronic (HK) collected $664,734 on behalf of Diguang Science and Technology. The stockholders used cash of $849,062 owned by Diguang Science and Technology (HK) Ltd. and made a payment of $148,672, the net cash disbursement was approximately $700,390.

In July 2005, the Chinese government adjusted exchange rate between RMB and US dollar resulting in certain translation adjustment. During the year ended December 31, 2005, the translation adjustment of $1,164 was allocated to amount due from stockholders.

In order to clear the outstanding balance of amount due from stockholders before becoming a public company through recapitalization and reorganization with a shell company, the Board of Diguang Science and Technology (HK) Ltd. resolved to declare dividends of $2,100,000 to two stockholders on December 12, 2005, of which $1,988,860 was used to offset the outstanding balance of amount due from stockholders, the remaining $111,140 was presented as dividends payable as of December 31, 2005, which was paid during the first quarter of 2006. After the offset, there was no outstanding balance of amount due from stockholders at December 31, 2005.

In addition, Diguang Science and Technology made payment of $170, 221 to stockholders during 2005 to clear the outstanding balance of amount due to stockholder as of December 31, 2005.

Shenzhen Diguang Engine & Equipment Co., Ltd

During December 2005, Shenzhen Diguang Electronics purchased certain equipment on behalf of Diguang Engine & Equipment totaling $21,538, which was outstanding as of December 31, 2005 and collected during the first quarter of 2006.

On the other side, Shenzhen Diguang Electronics used the fund of $359,070 from Shenzhen Diguang Engine and Equipment during the year ended December 31, 2005. In order to clear the outstanding related party accounts before becoming a public company through recapitalization and reorganization with a shell company, Shenzhen Diguang Electronics made a payment of $1,221,546 during the year ended December 31, 2005, resulting in a balance of $2,339 at December 31, 2005. During the year ended December 31, 2005, translation adjustment of $21,566 was allocated to amount due to Shenzhen Diguang Engine and Equipment. For cash flow purpose, the net payments to amount due to Diguang Engine and Equipment were approximately $840,920.

Dongguan Diguang Electronic Science and Technology Co., Ltd.

The Song brothers built a facility in Dongguan City, Guangdong province in early 2005 under the name of Dongguan Diguang Electronic Science and Technology Co., Ltd. and decided to move the manufacturing activities of Shenzhen Diguang Electronics to this facility.

According to the lease agreement between Shenzhen Diguang Electronics and Dongguan Diguang Electronic Science & Technology Co., Ltd., dated March 30, 2005, Diguang Electronics agreed to pay the rental of RMB380,000 (approximately $46,000) per month including all maintenance fees based on the prevailing market price for a similar facility to be leased in Dongguan area and that the lease terms start from February 1, 2005 to January 31, 2010, and both parties agreed that the rental for three months from February to April 2005 would be waived as Shenzhen Diguang Electronics had to finish its interior remodeling during this period. Based on the above agreement, Shenzhen Diguang Electronics recorded amount of $467,571 due to Dongguan Diguang Electronic Science and Technology Co., Ltd and made payment of $332,470 during the year ended December 31, 2005, resulting in a balance of $135,101 as of December 31, 2005. For cash flow purposes, the net amount of $135,101 was included in operating activities considering that the nature of rental expense was part of operating activities.

As of June 30, 2006, the break-down details of due from/to related parties were summarized as follows:

Due from related parties	Diguang Engine & Equipment	Dongguan Diguang	Dihao Electronics (Yangzhouz)	Total
At 12/31/05	21,538	-	-	21,538
Addition - sales	-	-	720,629	720,629
Addition - rental deposit	-	142,602	-	142,602
Addition - prepaid rental	-	47,534	-	47,534
Cash received	(21,538)	-	(290,980)	(312,518)
At 06/30/06	-	190,136	429,649	619,785

Due to related parties
At 12/31/05	2,339	135,101	-	137,440
Addition - rental	-	135,093	-	135,093
Payment made	(2,355)	(167,997)	-	(170,352)
Translation adjustment	16	-	-	16
At 06/30/06	-	102,197	-	102,197

Transactions in Six Months Ended June 30, 2006

During the six months ended June 30, 2006, Diguang Electronics made a rental deposit of $142,602 and prepaid rental of $47,534 to Dongguan Diguang Electronic Science and Technology Co., Ltd., resulting in a related party trade receivable of $190,136 as of June 30, 2006.

During the six months ended June 30, 2006, Diguang Electronics made sales of components of CCFL backlights of $720,629 to Dihao Electronics (Yangzhou) Co., Ltd., and received cash of $290,980 resulting in a related party trade receivable of $429,649 as of June 30, 2006.

During the six months ended June 30, 2006, the Company accrued rental payable of $135,093 to Dongguan Diguang Electronic Science and Technology Co., Ltd and made payments of $167,997 to that entity.

Indebtedness of Management

During the year ended December 31, 2005, two stockholders used the dividends of $1,988,000 declared by Diguang Science and Technology to offset the outstanding same amount due from stockholders in order to clear the amount due from/to stockholder before the contemplated consummation of reverse merger and private placement in March 2006. As of December 31, 2005, there were no outstanding amounts due from/to stockholders.

In January 2006, the then beneficial owners of 100% of Diguang Holdings’s issued and outstanding stock (which included Yi Song and Hong Song) satisfied an obligation in the total amount of $2.1 million that arose in connection with their acquisition of an ownership interest in Diguang.

Other than as disclosed, none of our directors, executive officers or immediate family member of such persons, any corporation or organization of which such persons is an executive officer or is a beneficial owner of 10% or more of any class of its equity securities, nor any trust in which any of such persons has a substantial beneficial interest or serves as a trustee or similar capacity, has been indebted to us or our subsidiaries at any time since the end of our last fiscal year in an amount in excess of $60,000.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

As used in this section, the term beneficial ownership with respect to a security is defined by Rule 13d-3 under the Securities Exchange Act of 1934, as amended, as consisting of sole or shared voting power (including the power to vote or direct the vote) and/or sole or shared investment power (including the power to dispose of or direct the disposition of) with respect to the security through any contract, arrangement, understanding, relationship or otherwise, subject to community property laws where applicable.

As of October 9, 2006, we had a total of 22,593,000 shares of common stock outstanding, which are our only issued and outstanding voting equity securities.

The following table sets forth, as of October 9, 2006: (a) the names and addresses of each beneficial owner of more than five percent (5%) of our common stock known to us, the number of shares of common stock beneficially owned by each such person, and the percent of our common stock so owned; and (b) the names and addresses of each director and executive officer, the number of shares our common stock beneficially owned, and the percentage of our common stock so owned, by each such person, and by all of our directors and executive officers as a group. Each person has sole voting and investment power with respect to the shares of our common stock, except as otherwise indicated. Beneficial ownership consists of a direct interest in the shares of common stock, except as otherwise indicated.

Name of Beneficial Owner	Amount of Beneficial Ownership	Percentage Ownership(1)

Sino Olympics Industrial Limited 8th Floor, Building 64, Ma Jia Long, Nan Shan, Shenzhen, PRC	17,000,000	75.25%

Yi Song (2) 8th Floor, Building 64, Ma Jia Long, Nan Shan, Shenzhen, PRC	17,000,000	75.25%

Hong Song 8th Floor, Building 64 Ma Jia Long, Nan Shan Shenzhen, PRC	*	*

Tuen-Ping Yang	*	*

Remo Richli	*	*

Gerald Beemiller	*	*

Jackie You Kazmerzak	*	*

All Officers & Directors as a Group (6 individuals)	17,000,000	75.25%

(1) All percentages have been rounded up to the nearest one hundredth of one percent.

(2) Mr. Yi Song is the majority stockholder of Sino Olympics, as such he may be viewed as having beneficial ownership over all 17,000,000 shares owned by Sino Olympics.

* Individual owns less than 1% of our securities.

Pursuant to the terms of the Share Exchange, and as described above, we assumed Diguang’s 2006 Option Plan, which includes a total of 1,500,000 shares.  Employees, as well as officers and directors, will be eligible to receive shares under Diguang’s 2006 Option Plan.

SELLING SECURITY HOLDERS

We are registering for resale certain shares of our common stock. The term “selling stockholder” includes the stockholders listed below and their transferees, pledgees, donees or other successors. Information concerning the selling stockholders may change after the date of this prospectus and changed information will be presented in a supplement to this prospectus if and when required.

The table below shows the number of shares owned by the selling stockholders based upon information they have provided to us as of October 9, 2006. Percent of shares beneficially owned by any person is calculated by dividing the number of shares of common stock beneficially owned by that person by the sum of the number of shares of common stock outstanding as of October 9, 2006, and the number of shares of common stock as to which that person has the right to acquire voting or investment power as of October 9, 2006, or within 60 days thereafter. As of October 9, 2006, there were 22,593,000 shares of our common stock outstanding. Unless otherwise indicated, the selling stockholders have the sole power to direct the voting and investment over shares owned by them. We cannot estimate the number of shares the selling stockholders will hold after completion of this offering because they may sell all or a portion of the shares and there are currently no agreements, arrangements or understandings with respect to the number of shares to be sold by them. We have assumed for purposes of this table that none of the shares offered by this prospectus will be held by the selling stockholders after the completion of this offering. This information is based solely on information provided by or on behalf of the selling stockholders set forth below, and we have not independently verified the information. In addition, the selling stockholders identified below may have sold, transferred or disposed of all or a portion of their shares since the date on which they provided the information regarding their holdings in transactions exempt from the registration requirements of the Securities Act.

Except as provided below, to our knowledge, no selling stockholder nor any of their affiliates has held any position or office with, been employed by or otherwise has had any material relationship with us or any of our predecessors or affiliates within the past three years other than as a result of the ownership of our securities. We may amend or supplement this prospectus from time to time to update the disclosure set forth in it. Unless otherwise described below, the selling stockholders have confirmed to us that they are not broker-dealers or affiliates of a broker-dealer with the meaning of Rule 405 of the Securities Act of 1933, as amended, or the Securities Act.

	Shares of Common Stock Beneficially Owned Prior to the Offering			Shares of Common Stock Beneficially Owned After the Offering

Selling Stockholder	Number of Shares Beneficially Owned	Percent of Class	Number of Shares Being Offered	Number of Shares Beneficially Owned	Percent of Class
Chardan Capital, LLC 625 Broadway, Suite 1111 San Diego, CA 92101	800,000	3.541%	800,000	0	0%

	Shares of Common Stock Beneficially Owned Prior to the Offering			Shares of Common Stock Beneficially Owned After the Offering

Selling Stockholder	Number of Shares Beneficially Owned	Percent of Class	Number of Shares Being Offered	Number of Shares Beneficially Owned	Percent of Class
ABS Associates 120 Seauer Street C-902 Brooklire, MA 02445	7,000	*	7,000	0	0%
Dynahero Investments Limited P.O.Box 957, Offshore Incorporations Center, Road Town, Tortola, British Virgin Islands	400,000	1.771%	400,000	0	*
JLF Partners I, LP 2275 Via De La Valle, Suite 204 San Diego, CA 92014	370,300	1.639%	370,300	0	0%
JLF Partners II, LP 2275 Via De La Valle, Suite 204 San Diego, CA 92014	33,300	*	33,300	0	0%
JLF Offshore Fund, Ltd. 2275 Via De La Valle, Suite 204 San Diego, CA 92014	596,400	2.640%	596,400	0	0%
Chardan Capital Markets, LLC 17 State Street, Suite 2575 New York, NY 10004	133,000	*	133,000	0	*
Maxim Group, LLC 405 Lexington Avenue New York, NY 10174	110,000	*	110,000	0	*
Craig Samuels 13990 Rancho Dorado Bend San Diego, CA	125,000	*	125,000	0	*
Hilltop Holdings Company, LP 920 5th Ave 3B New York, NY 10021	125,000	*	125,000	0	*
Adar Investment Fund c/o Adar Investment Management LLC 156 W56 Street, Suite 801 New York, NY 10019	40,000	*	40,000	0	*
Atlas Master Fund Ltd. c/o Balyasny, 650 Madison Avenue 19th Floor, New York, NY 10022	60,000	*	60,000	0	*
Thomas Auth 1930 Broadway 11th Floor New York, NY 10023	2,000	*	2,000	0	*
Richard Blakeman 17360 St. James Court Boca Raton FL 33996	2,000	*	2,000	0	*
Capital Ventures International c/o Heights Capital Management, Inc. 101 California Street, Suite 3250 San Francisco, CA 94111	5,000	*	5,000	0	*
Chih Cheung c/o Chardan Capital Markets, LLC 17 State Street, Suite 2575 New York, NY 10004	1,500	*	1,500	0	*
Ravi Chiruvolu 840 Occidental Way Emerald Hills, CA 94062	6,000	*	6,000	0	*

	Shares of Common Stock Beneficially Owned Prior to the Offering			Shares of Common Stock Beneficially Owned After the Offering

Selling Stockholder	Number of Shares Beneficially Owned	Percent of Class	Number of Shares Being Offered	Number of Shares Beneficially Owned	Percent of Class
Michael Cho 800 Sixth Avenue, Apt. 280 New York, NY 10001	3,000	*	3,000	0	*
Gary Colarossi 32 DeForest Avenue West Islip, NY 11795	2,000	*	2,000	0	*
Connelly Capital Mgt LLC 9820 Thompson PK PKY 717 Scottsdale, AZ 85255	10,000	*	10,000	0	*
Crestwood Capital Master Fund Ltd. c/o ING Investment Management LLC 230 Park Avenue, 14th Floor New York, NY 10169	100,000	*	100,000	0	*
Cross River Partners 22 ELM Place Rye, NY 10580	20,000	*	20,000	0	*
Cyclops Derivatives Fund LP 3160 Bronson Road Fairfield, CT06824	4,000	*	4,000	0	*
Dalewood Associates LP 275 Madison Avenue, Suite 1203 New York, NY 10016	30,000	*	30,000	0	*
DKR Soundshore Oasis Holding Fund Ltd. 18 Church Street Skandia House Hamilton HM11 Bermuda	44,000	*	44,000	0	*
Domaco Venture Capital Fund Maxim Group Attn: Tony Polak 405 Lexington Ave. 2nd Fl. New York, NY 10174	1,000	*	1,000	0	*
Edgar Massabni Trust P.O.Box 1038 Pikeville, KY 41502	2,000	*	2,000	0	*
G Kip Edwards P.O.Box 1979 Kings Beach, CA 96143	2,000	*	2,000	0	*
The Equity Group Inc. 800 Third Avenue, 36th Floor New York, NY 10022	4,000	*	4,000	0	*
John Fleming 8 Hedley Farms Road Westport, CT 06880	2,000	*	2,000	0	*
Banque de Luxembourg Attn: Sinan Narin c/o AXXION S.A. 1B Parc d’Activite Syndrall L-5365 Munsbach	62,995	*	62,995	0	*
Globis Capital Partners LP 60 Broad Street, 38th Floor New York, NY 10004	102,000	*	102,000	0	*

	Shares of Common Stock Beneficially Owned Prior to the Offering			Shares of Common Stock Beneficially Owned After the Offering

Selling Stockholder	Number of Shares Beneficially Owned	Percent of Class	Number of Shares Being Offered	Number of Shares Beneficially Owned	Percent of Class
Globis Overseas Fund Ltd. c/o Globis Capital Management, L.P. 60 Broad Street, 38th Floor New York, NY 10004	23,000	*	23,000	0	*
Globis Asia LLC 1239 Veeder Drive Hewlett, New York 11557	34,500	*	34,500	0	*
John P Green 25 Merlam Street Lexington, MA 02420	2,000	*	2,000	0	*
Jeffrey Grossman 33 Bouton Street East #B Stamford, CT 06907	2,000	*	2,000	0	*
Guerrilla Partners LP 237 Park Avenue, 9th Floor New York, NY 10017	5,000	*	5,000	0	*
Harborview Master Fund LP Harbour House, 2nd Floor, Waterfront Drive, Road Town Tortola, British Virgin Islands	25,000	*	25,000	0	*
Michael Hayes 338 London Road Loudonville, NY 12211	1,000	*	1,000	0	*
Hedge Capital Partners LLC 98 Cuttermill Road, Ste 3705 Great Neck, NY 11021-3004	4,000	*	4,000	0	*
Philip Hempleman Two Dublin Hill Drive Greenwich, CT 06830	43,000	*	43,000	0	*
Spencer Hempleman 78 Charles St., Apt. 1W New York, NY 10014	3,000	*	3,000	0	*
HFR ED Opportunity II Master Trust 65 Front Street Hamilton, Bermuda HM11	3,867	*	3,867	0	*
IRA FBO Ronald M Lazar Pershing LLC CUST c/o Ronald M. Lazar, Maxim Group 405 Lexington Avenue, 2nd Floor New York, NY 10174	1,200	*	1,200	0	*
Joslynda Capital LLC 25 Briarwood Lane Lawrence, NY 11559	20,000	*	20,000	0	*
Paul Kasselman P.O.Box 87 Delmar, NY 12054	2,000	*	2,000	0	*
Maura Kelly c/o Global Payments Inc. 10 Glen Lake Parkway Atlanta, GA 30328	1,000	*	1,000	0	*
Jeff Knightly 155 W 68th Street #415 New York, NY 10023	10,000	*	10,000	0	*

	Shares of Common Stock Beneficially Owned Prior to the Offering			Shares of Common Stock Beneficially Owned After the Offering

Selling Stockholder	Number of Shares Beneficially Owned	Percent of Class	Number of Shares Being Offered	Number of Shares Beneficially Owned	Percent of Class
Grange Lantz 9030 W. Sahara Avenue #222 LV, NV 89117	1,000	*	1,000	0	*
Barry Levites 341 E. 149th Street Bronx, NY 10451	2,000	*	2,000	0	*
The Levites Organization 341 E. 149th Street Bronx, NY 10451	2,000	*	2,000	0	*
Longview Fund LP 600 Montgomery Street, 44th Floor San Francisco, CA 94111	20,000	*	20,000	0	*
Gregory Markel 141 Brewster Road Scarsdale, NY 10583	2,000	*	2,000	0	*
Meadowbrook Opportunity Fund LLC 520 Lake Cook Road, Suite 690 Deerfield, IL 60015	15,000	*	15,000	0	*
Metzman Capital Ventures Inc. 4808 Moorland Lane S. 109 Bethesda, MD 20814	65,000	*	65,000	0	*
MHR Capital Partners Master Account LP 40 West 57th Street, 24 Floor New York, NY 10019	80,000	*	80,000	0	*
MLR Capital Offshore Master Fund Ltd. 909 Third Avenue, 29th Floor New York, NY 10022	70,000	*	70,000	0	*
Richard Molinsky 51 Lords HWY East Weston, CT 06883	4,000	*	4,000	0	*
Monarch Capital Fund Ltd. Harbour House, 2nd Floor Waterfront Drive Road Town, Tortola British Virgin Islands	50,000	*	50,000	0	*
Ladson Montgomery 129 Tanglewood Trace Jacksonville, Florida 32259	2,000	*	2,000	0	*
Marcus Moser Butzstrasse 41 Augsburg, Germany, 86199	17,005	*	17,005	0	*
Newlight Associates II (BVI) LP 500 North Broadway, Suite 144 Jericho, NY 11753	23,220	*	23,220	0	*
Newlight Associates II LP 500 North Broadway, Suite 144 Jericho, NY 11753	66,140	*	66,140	0	*

	Shares of Common Stock Beneficially Owned Prior to the Offering			Shares of Common Stock Beneficially Owned After the Offering

Selling Stockholder	Number of Shares Beneficially Owned	Percent of Class	Number of Shares Being Offered	Number of Shares Beneficially Owned	Percent of Class
Newlight Associates II-E LP 500 North Broadway, Suite 144 Jericho, NY 11753	10,640	*	10,640	0	*
Nite Capital LP 100 East Cook Avenue, Suite 201 Libertyville, FL 60048	4,000	*	4,000	0	*
Lynn November 27-2 Mitchell Road Westhampton Beach, NY 11978	1,400	*	1,400	0	*
UBS O’Conner LLC FBO O’ Conner Pipes Corporate Strategies Master Ltd. One North Wacker Drive, 32nd Floor Chicago, IL 60606	80,000	*	80,000	0	*
John Pappajohn 666 Walnut Street, Suite 2116 Des Moines, Iowa 50309	20,000	*	20,000	0	*
Para International Fund Ltd. c/o Cito Fund Services (Cayman Island) Ltd Corporate Centre, West Bay Road P.O.Box 31106 SMB Grand Cayman, Cayman Islands	21,515	*	21,515	0	*
Para Partners LP 520 Madison Avenue, 8th Floor New York, NY 10022	26,202	*	26,202	0	*
Pinnacle China Fund LP 4965 Preston Park Building, Ste. 240 Plano, TX 75093	57,000	*	57,000	0	*
Pleiades Investment Partners RLP c/o Potomac Capital Management Inc 825 Third Avenue, 33rd Floor NY 10022	23,940	*	23,940	0	*
Frederick B Polack 8 Elskip Lane, Greenwich, CT 06831	1,000	*	1,000	0	*
Anthony G Polak Maxim Group Attn: Tony Polak 405 Lexington Ave. 2nd Fl. New York, NY 10174	1,000	*	1,000	0	*
James Pollata 61 Bristol Rd. Luellesky, MA 02481	10,000	*	10,000	0	*
Marcello Porcelli 95 Horatio Street, #617 New York, NY 10014	3,000	*	3,000	0	*
Potomac Capital International Ltd. c/o Potomac Capital Management Inc 825 Third Avenue, 33rd Floor NY 10022	21,680	*	21,680	0	*
Potomac Capital Partners LP c/o Potomac Capital Management Inc 825 Third Avenue, 33rd Floor New York, NY 10022	34,380	*	34,380	0	*

	Shares of Common Stock Beneficially Owned Prior to the Offering			Shares of Common Stock Beneficially Owned After the Offering

Selling Stockholder	Number of Shares Beneficially Owned	Percent of Class	Number of Shares Being Offered	Number of Shares Beneficially Owned	Percent of Class
RL Capital Partners LP c/o Ronald M. Lazar, Maxim Group 405 Lexington Avenue, 2nd Floor New York, NY 10174	4,000	*	4,000	0	*
Charles Joseph Rose 190 East 72nd Street New York, NY 10021	44,000	*	44,000	0	*
Ronald M Rossen 19740 Farewall Avenue Saratoga, CA 95070	500	*	500	0	*
Simon Shah c/o Chardan Capital Markets, LLC 17 State Street, Suite 2575 New York, NY 10004	3,000	*	3,000	0	*
Jack Silver Trustee 920 Fifth Avenue #313 New York, NY 10021	300,000	1.328%	300,000	0	*
Alfred Stein 3700 South Ocean Blvd., Apt. #1210 Highland Beach, FL 33487	4,000	*	4,000	0	*
Sidney Stein 2 Edge of Woods Latham, NY 12110	2,000	*	2,000	0	*
Sterling Capital Management 225 Vally Road N.W. Atlanta, GA 30305	100,000	*	100,000	0	*
Arthur Stern III 30 Woodcrest Drive Armonk, NY 10504	2,000	*	2,000	0	*
Straus Partners LP 605 Third Avenue New York, NY 10158	25,000	*	25,000	0	*
Richard Swift 203 Blue Mill Road Morristown, NJ 07960	2,000	*	2,000	0	*
Henry Terranova 3037 Timothy Road Bellmore, NY 11710	2,000	*	2,000	0	*
Glen Tobias 22 Hampton Road Scarsdale, NY 10583	2,000	*	2,000	0	*
Jack Tufano & Mary Jane Tufano J/T 2365 Rockville Centre Pkwy Oceanside, NY 11572	2,000	*	2,000	0	*
UBS Para Fund LLC 1285 Avenue Of The Americas New York, NY 10019	18,416	*	18,416	0	*
Marc Urbach c/o Chardan Capital Markets, LLC 17 State Street, Suite 2575 New York, NY 10004	500	*	500	0	*

	Shares of Common Stock Beneficially Owned Prior to the Offering			Shares of Common Stock Beneficially Owned After the Offering

Selling Stockholder	Number of Shares Beneficially Owned	Percent of Class	Number of Shares Being Offered	Number of Shares Beneficially Owned	Percent of Class
Argyris Vassiliou 94 Nathan Hale Drive Stamford, CT 06902	2,000	*	2,000	0	*
Victoria Opportunity Partners LP c/o Concentric Investment Management LLC One International Place, Ste. 2401 Boston, MA 02110	10,000	*	10,000	0	*
Boris Volman 13530 Grand Central #512 Kew Gardens, NY 11435	4,000	*	4,000	0	*
Michael Weiskoff 71 Three Mile Harbor Drive East Hampton, NY 11937	1,000	*	1,000	0	*
Whalehaven Capital Fund Limited 14 Par-La-Ville Road, 3rd Floor Hamilton, Bermuda, HM08	10,000	*	10,000	0	*
Windsor Glenns Falls Partnership LLP 5 Southside Drive, Suite 200 Clifton Park, NV 12065	2,000	*	2,000	0	*
XI Capital Offshore Fund Ltd. 527 Madison Avenue, 6th Floor New York, NY 10022	10,000	*	10,000	0	*
XI Capital Partners, LP 527 Madison Avenue, 6th Floor New York, NY 10022	20,000	*	20,000	0	*
Jonathan Young L/79, RJ 25 Coran, NY 11727	1,400	*	1,400	0	*

* denotes percentage is less than 1.

PLAN OF DISTRIBUTION

The selling shareholders and any of their pledgees, assignees and successors-in-interest may, from time to time, sell any or all of their shares of common stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These sales may be at fixed prices, at varying prices determined at the time of sale, at prevailing market prices at the time of sale or at negotiated prices. The selling shareholders may use any one or more of the following methods when selling shares:

•	ordinary brokerage transactions and transactions in which the broker dealer solicits purchasers;

•	block trades in which the broker dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker dealer as principal and resale by the broker dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	settlement of short sales;

•	broker dealers may agree with the selling shareholders to sell a specified number of such shares at a stipulated price per share;

•	a combination of any such methods of sale; and

•	any other method permitted pursuant to applicable law.

The selling shareholders may also sell shares under Rule 144 under the Securities Act, if available, rather than under this prospectus.

Broker dealers engaged by the selling shareholders may arrange for other brokers dealers to participate in sales. Broker dealers may receive commissions or discounts from the selling shareholders (or, if any broker dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated. The selling shareholders do not expect these commissions and discounts to exceed what is customary in the types of transactions involved.

The selling shareholders may from time to time pledge or grant a security interest in some or all of the shares of common stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of common stock from time to time under this prospectus, or under an amendment to this prospectus filed under Rule 424(b)(3) or other applicable provision of the Securities Act of 1933 amending the list of selling shareholders to include the pledgee, transferee or other successors in interest as selling shareholders under this prospectus. The selling stockholders also may transfer and donate the shares of Common Stock in other circumstances, in which case the transferees, donees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

The selling shareholders and any broker dealers or agents that are involved in selling the shares may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. At the time a particular offering of the shares of Common Stock is made, a prospectus supplement, if required, will be distributed which will set forth the aggregate amount of shares of Common Stock being offered and the terms of the offering, including the name or names of any broker-dealers or agents, any discounts, commissions and other terms constituting compensation from the selling stockholders and any discounts, commissions or concessions allowed or reallowed or paid to broker-dealers. The selling shareholders have informed the Company that they do not have any agreement or understanding, directly or indirectly, with any person to distribute the common stock.

The selling shareholders and any other persons participating in a distribution of the shares will be subject to applicable provisions of the Securities Exchange Act and the rules and regulations thereunder, including Regulation M, which may restrict certain activities of, and limit the timing of purchases and sales of the shares by the selling shareholders and other persons participating in a distribution of the shares. Furthermore, under Regulation M, persons engaged in a distribution of the shares are prohibited from simultaneously engaging in market making and certain other activities with respect to the shares for a specified period of time prior to the commencement of such distributions subject to specified exceptions or exemptions. All of the foregoing may affect the marketability of the shares offered hereby.

Under the securities laws of some states, the shares of Common Stock may be sold in such states only through registered or licensed brokers or dealers. In addition, in some states the shares of Common Stock may not be sold unless such shares have been registered or qualified for sale in such state or an exemption from registration or qualification is available and is complied with.

There can be no assurance that any selling stockholder will sell any or all of the shares of Common Stock registered pursuant to the shelf registration statement, of which this prospectus forms a part.

We will pay all expenses of the registration of the shares of Common Stock pursuant to the registration rights agreement, including without limitation, Securities and Exchange Commission filing fees and expenses of compliance with state securities or "blue sky" laws; provided, however, that a selling stockholder will pay all underwriting discounts and selling commissions, if any. In accordance with the registration rights agreements, we will indemnify the selling stockholders against losses, claims, damages, liabilities, costs (including, without limitation, costs of preparation and attorneys' fees) and expenses (collectively, "Losses") , or the selling stockholders will be entitled to contribution if a claim for indemnification is due but unavailable. In accordance with the same registration rights agreement, we may be indemnified by the selling stockholders against Losses that may arise from any written information furnished to us by the selling stockholder or approved in writing by the selling stockholder, in each case specifically for use in this prospectus, or we may be entitled to contribution if a claim for indemnification is due but unavailable.

DESCRIPTION OF SECURITIES TO BE REGISTERED

Our authorized capital stock consists of 50,000,000 shares of common stock, par value $0.001 per share.  As of the date of this filing, we have 22,593,000 shares of common stock issued and outstanding.  The following summary description relating to our capital stock does not purport to be complete and is qualified in its entirety by reference to our Articles of Incorporation, as amended and Bylaws.

Common Stock

Holders of common stock are entitled to cast one vote for each share on all matters submitted to a vote of shareholders.  The holders of common stock are entitled to receive ratably such dividends, if any, as may be declared by the Board of Directors out of funds legally available thereafter.  See “Dividend Policy.”  Such holders do not have any preemptive or other rights to subscribe for additional shares.  All holders of common stock are entitled to share ratably in any assets for distribution to shareholders upon the liquidation, dissolution or winding up of the Company.  There are no conversion or sinking fund provisions applicable to the common stock.  The common stock is subject to redemption, purchase or acquisition by us for fair value.  All outstanding shares of common stock are fully paid and nonassessable.

In addition to the stock issued as of the date of the Share Exchange, we have agreed to issue as additional purchase price for the stock of Diguang, up to 6,000,000 shares of our common stock as Incentive Shares to certain of Diguang’s former shareholders if we achieve specified after-tax profit targets for fiscal years 2006 through 2009, excluding the effect of any charges to the company’s earnings as a result of the issuance of the Incentive Shares. The following number of shares will be available for issuance as Incentive Shares in the specified year: in 2006, 500,000 shares; in 2007, 1,500,000 shares; and in 2008 and 2009, 2,000,000 shares per year.

Taking into account all of the shares that were issued in connection with the Offering, and the stock reserved for issuance in connection with Diguang’s 2006 Option Plan and the Incentive Shares, we could have outstanding as many as 30,093,000 shares, leaving approximately 20,000,000 authorized shares available for issuance for other purposes.  Authorized but unissued shares of common stock may be issued without shareholder approval.

Options

Pursuant to the Share Exchange Agreement, we assumed Diguang’s 2006 Option Plan consisting of a total of the equivalent of 1,500,000 shares, 540,000 shares of which have been issued, and none of which were issued to Yi Song or Hong Song.  The options equaling 540,000 shares have an expiration date of ten years from their date of grant and an exercise price of $5.00 per share. The exercise price of the remaining options will be determined as based on the market price of the date of grant.  As of the date of this filing, options equaling 960,000 shares remain available for issuance under the Diguang 2006 Option Plan.  Please see “Executive Compensation,” “Stock Option Plan” above for further information.

Registration Rights

Pursuant to a registration rights agreement entered into in connection with the private placement, Diguang will file a “resale” registration statement with the SEC covering the 2,400,000 shares of common stock that were issued in the private placement. Pursuant to other agreements, Diguang will also include in that registration statement 800,000 shares held by Chardan Capital, LLC, 243,000 held by the placement agents of the Offering, and an aggregate of 1,250,000 issued to five investors, none of which is an officer, director or employee of ours. The registration statement is to be filed no later than 90 days after the date the Share Exchange closed, and if it is filed later than that, the investors in the private placement will be entitled to receive additional stock as compensation for the delay.  We are obligated to maintain the effectiveness of the “resale” registration statement from the effective date through and until 24 months after the effective date.  If the “resale” registration statement is not declared effective by the SEC on or prior to the 180 th day after filing it, the total number of shares of Common Stock subscribed to in the Offering for each investor shall be increased by two percent (2%) per month for each month (or portion thereof) that the registration statement is not so declared, provided that the aggregate increase in such shares, including any shares issued as a result of the failure to file the registration statement within ninety (90) days of the closing of the Share Exchange, will in no event exceed 20% of the original subscription amount.

Transfer Agent and Registrar

The Transfer Agent and Registrar for our common stock is Signature Stock Transfer, Inc., whose address is One Preston Park, 2310 Ohio Drive, Suite 100, Plano, Texas 75093, and whose phone number is (972)612-4120.

Listing

Our common stock is currently quoted on the over the counter market of the National Association of Securities Dealers “Electronic Bulletin Board”. Although we presently have our common stock quoted on the over the counter bulletin board, we have applied for quotation of our common stock on a nationally recognized securities exchange, the Nasdaq National Market.

Certain Provisions of Nevada Law and of Our Amended Articles of Incorporation and Bylaws

The following description of certain provisions of Nevada law and of our amended articles of incorporation and bylaws is only a summary. For a complete description, we refer you to Nevada law, our amended articles of incorporation and our bylaws that are exhibits to the registration statement of which this prospectus is a part.

Our Board of Directors

Our bylaws provide that the number of directors of our company may not be fewer than 1 and not more than 9. Any vacancy will be filled by the remaining directors then in office or by our stockholders.

Holders of shares of our common stock will have no right to cumulative voting in the election of directors, and our directors are elected by a plurality vote of the stockholders. Consequently, at each annual meeting of stockholders, the holders of a majority of the shares of our common stock will be able to elect all of our directors.

Removal of Directors

Our bylaws provide that a director may be removed with cause by the affirmative vote of the holders of at least two-thirds of our outstanding shares.

Amendment to Our Bylaws

Our bylaws may be amended by the board of directors or the stockholders (except that amendments to the provisions regarding size of the board of directors and removal of directors require unanimous approved by the board of directors).

Advance Notice of Director Nominations and New Business

With respect to special meetings of stockholders, only the business specified in our notice of the meeting may be brought before the meeting. For a stockholder to make director nominations or properly bring items of business before a meeting of stockholders, the stockholder is required to provide written notice of such nominations or business to us at least 90 days prior to the meeting, provided that if less than 100 days notice or public announcement of the meeting date is given to our stockholders, then the stockholder's notice need only be received within 10 days after the earlier of the date notice of the meeting was mailed or public announcement of the meeting date was made.

Limitations on Liability of Directors and Indemnification of Directors and Officers

Our amended articles of incorporation provides that our directors shall not be personally liable to us or our stockholders for monetary damages for any act or omission in their capacity as directors, except to the extent otherwise expressly provided by a statute of the State of Nevada.

Our bylaws provide that we shall indemnify our directors, officers, employees, and agents to the extent required by Nevada law and shall indemnify our directors and officers to the fullest extent permitted by Nevada corporate law. We may purchase and maintain liability insurance, or make other arrangements for such obligations or otherwise, to the extent permitted by the Nevada corporate law.

Insofar as the indemnification for liabilities arising under the Securities Act may be permitted for directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

EXPERTS

The financial statements of Diguang Holdings as of and for each of the three fiscal years ended December 31, 2003, 2004 and 2005, included in this prospectus have been audited by BDO REANDA Certified Public Accountants, Beijing, China, an independent registered public accounting firm, as stated in its reports appearing herein. These financial statements have been so included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

LEGAL MATTERS

The validity of shares of the common stock being offered hereby and certain other legal matters as to the law of the State of Nevada will be passed on for us by Hale Lane Peek Dennison and Howard.

WHERE YOU CAN FIND MORE INFORMATION

Up until the date of this prospectus, we were a voluntary filer under SEC rules. We were, therefore, not obligated to file any periodic reports under the Securities Exchange Act of 1934, as amended, to follow the SEC’s proxy rules or to distribute an annual report to our security holders. However, we still filed annual, quarterly and current reports, and other information with the SEC, even though we were not required to do so.

Upon completion of this offering, we will again become subject to the information and periodic reporting requirements of the Exchange Act of 1934, and we will file annual, quarterly and current reports, proxy statements and other information with the SEC. We intend to furnish our stockholders written annual reports containing financial statements audited by our independent auditors, and make available to our stockholders quarterly reports for the first three quarters of each year containing unaudited interim financial statements.

We have filed with the SEC a registration statement on Form S-1, including exhibits, schedules and amendments filed with this registration statement, under the Securities Act with respect to offers and resales of shares of our common stock by the selling stockholders identified in this prospectus. This prospectus, which constitutes part of the registration statement, does not include all of the information contained in the registration statement and its exhibits and schedules. For further information about us and the common stock that the selling security holders intend to offer or sell in this offering, you should refer to the registration statement and its exhibits and schedules filed as part of the registration statement for additional information. Whenever we make reference in this prospectus to any of our contracts, agreements or other documents, the references are not necessarily complete and you should refer to the exhibits filed with the registration statement for copies of the actual contract, agreement or other documents. Statements contained in this prospectus as to the contents of any contract or other document referred to in this prospectus are not necessarily complete and, where that contract is an exhibit to the registration statement, each statement is qualified in all respects by reference to the exhibit to which the reference relates.

You can read, inspect without charge and obtain a copy of the registration statement or any of our other materials we file or filed with the SEC at the SEC’s Public Reference Room free of charge at the Headquarters Office at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You may obtain copies of the documents at prescribed rates by contacting the SEC’s Public Reference Room at (202) 551-8090. Please call the SEC, at its toll-free number at 1-800-SEC-0330 for further information on the operation of the public reference room. In addition, the SEC maintains a website (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC.

FINANCIAL STATEMENTS

DIGUANG INTERNATIONAL DEVELOPMENT CO., LTD.

Report of Independent Registered Public Accounting Firm

The Board of Directors
Diguang International Holdings Limited

We have audited the accompanying consolidated balance sheets of Diguang International Holdings Limited (the “Company”) as of December 31, 2004 and 2005, and the related statements of income and comprehensive income, stockholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2005. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and schedule are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Diguang International Holdings Limited, as of December 31, 2004 and 2005, the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

As disclosed in Note 1 to the consolidated financial statements, the consolidated statement of income and comprehensive income for the year ended December 31, 2005 has been restated for the correction of an error. As more fully described in Note 5 to the consolidated financial statements, the 2005 and 2004 consolidated statements of cash flows have been restated for the correction of an error.

BDO Reanda

/s/ BDO Reanda
Beijing, PRC
January 26, 2006 except the Note 5 (which is dated August 25, 2006)

DIGUANG INTERNATIONAL DEVELOPMENT CO., LTD.
CONSOLIDATED BALANCE SHEETS
(In US Dollars)

			June 30,
	2004	2005	2006
			(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$5,352,758	$10,054,568	$21,213,037
Short term deposits	290,752	1,056,122	290,864
Accounts receivable, net of allowance for doubtful account $459,847 ,$491,908 and $491,908	4,764,865	6,081,427	6,680,048
Inventories	1,624,749	3,447,096	3,711,681
Other receivables	523,027	80,318	157,519
Advance to suppliers	468,588	417,781	365,288
Amount due from related parties	642,572	21,538	619,784
Total current assets	13,667,311	21,158,850	33,038,221

Property and equipment, net	491,102	2,119,893	2,307,068
Prepayment for purchasing office space	-	99,130	1,922,604
Deferred offering expense	-	25,718	-

Total assets	$14,158,413	$23,403,591	$37,267,893

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$2,781,650	$5,868,614	$6,154,479
Advance from customers	315,246	334,943	-
Accruals and other payables	1,248,029	1,277,161	1,282,515
Accrued payroll and related expense	126,040	221,295	289,437
Dividend payable	-	111,140	-
Income tax payable	215,908	572,159	415,666
Amount due to related parties	1,013,480	137,440	102,197
Total current liabilities	5,700,353	8,522,752	8,244,294

Long-term bank loans	483,296	-	-

Total liabilities	6,183,649	8,522,752	8,244,294

Shareholders’ equity:
Common stock, par value $0.001 per share, 50 million shares authorized, 18,250,000 shares and 22,593,000 issued and outstanding	18,250	18,250	22,593
Additional paid-in capital	636,153	1,872,598	13,119,839
Appropriated earnings	133,507	501,833	501,833
Retained earnings	7,184,389	12,328,675	15,111,477
Translation adjustment	2,465	159,483	267,857

Total stockholders’ equity	7,974,764	14,880,839	29,023,599

Total liabilities and stockholders' equity	$14,158,413	$23,403,591	$37,267,893

See accompanying notes to financial statements

DIGUANG INTERNATIONAL DEVELOPMENT CO., LTD.
CONSOLIDATED STATEMENTS OF INCOME
AND COMPREHENSIVE INCOME
(In US Dollars)

	Years Ended December 31,			Six Months Ended June 30,
	2003	2004	2005	2005	2006
			(Restated)	(Unaudited)	(Unaudited)

Revenues:
Revenues, net	$6,156,408	$24,483,222	$35,648,118	$18,386,469	$17,739,174
Cost of sales	4,147,610	14,453,785	23,048,087	11,979,215	11,401,124

Gross profit	2,008,798	10,029,437	12,600,031	6,407,254	6,338,050

Selling expense	136,353	904,200	1,480,229	410,365	762,379
Research and development	261,710	802,511	727,302	421,806	591,225
General and administrative	530,505	1,425,807	1,096,160	703,482	2,012,742
Loss on disposing assets	-	1,359	913	-	-

Income from operations	1,080,230	6,895,560	9,295,427	4,871,601	2,971,704

Interest income (expense), net	(4,267)	(22,459)	45,710	(16,704)	105,386
Investment income (loss)	-	-	(7,405)	-	28,257
Other income	23,732	5,343	48,252	70,763	12,485

Income before income taxes	1,099,695	6,878,444	9,381,984	4,925,660	3,117,832

Income tax provision	54,055	258,887	532,927	224,522	335,030

Net income	$1,045,640	$6,619,557	$8,849,057	$4,701,138	$2,782,802

Weighted average common shares outstanding - basic	18,250,000	18,250,000	18,250,000	18,250,000	20,769,420

Earnings per share - basic	0.06	0.36	0.48	0.26	0.13

Weighted average common shares outstanding - diluted	18,250,000	18,250,000	18,250,000	18,250,000	20,985,087

Earning per shares - diluted	0.06	0.36	0.48	0.26	0.13

Other comprehensive income :
Net income	$1,045,640	$6,619,557	$8,849,057	$4,701,138	$2,782,802
Translation adjustment	364	1,444	157,018	204	108,374

Comprehensive income	$1,046,004	$6,621,001	$9,006,075	$4,701,342	$2,891,176

See accompanying notes to financial statements.

DIGUANG INTERNATIONAL DEVELOPMENT CO., LTD.
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005

			Additional			Accumulated
	Common Stock		Paid-in	Appropriated	Retained	Comprehensive
	Shares	Amount	Capital	Earnings	Earnings	Income (Loss)	Total
Balance at January 1, 2003	18,250,000	$18,250	$146,753	$18,700	$2,632,355	$657	$2,816,715
Capital infused	-	-	142,000	-	-	-	142,000
Retained earnings converted to capital	-	-	347,400	-	(347,400)	-	-
Appropriation	-	-	-	11,486	(11,486)	-	-
Dividends paid	-	-	-	-	(2,650,956)	-	(2,650,956)
Net income for the year	-	-	-	-	1,045,640	-	1,045,640
Translation adjustments	-	-	-	-	-	364	364
Balance at December 31, 2003	18,250,000	18,250	636,153	30,186	668,153	1,021	1,353,763

Appropriation	-	-	-	103,321	(103,321)	-	-
Net income for the period	-	-	-	-	6,619,557	-	6,619,557
Translation adjustment	-	-	-	-	-	1,444	1,444
Balance at December 31, 2004	18,250,000	18,250	636,153	133,507	7,184,389	2,465	7,974,764

Retained earnings converted to capital	-	-	1,236,445	-	(1,236,445)	-	-
Appropriation	-	-	-	368,326	(368,326)	-	-
Dividends declared	-	-	-	-	(2,100,000)	-	(2,100,000)
Net income for the year (restated)	-	-	-	-	8,849,057	-	8,849,057
Translation adjustment	-	-	-	-	-	157,018	157,018
Balance as of December 31, 2005	18,250,000	18,250	1,872,598	501,833	12,328,675	159,483	14,880,839

Reorganization and recapitalization (unaudited)	1,943,000	1,943	(44,425)	-	-	-	(42,482)
Common shares issued (unaudited)	2,400,000	2,400	10,256,976	-	-	-	10,259,376
Offsetting offering expenses (unaudited)	-	-	(25,718)	-	-	-	(25,718)
Stock options granted (unaudited)	-	-	1,060,408	-	-	-	1,060,408
Net income for the period (unaudited)	-	-	-	-	2,782,802	-	2,782,802
Translation adjustments (unaudited)	-	-	-	-	-	108,374	108,374
Balance as of June 30, 2006 (unaduited)	22,593,000	$22,593	$13,119,839	$501,833	$15, 111,477	$267,857	$29,023,599

See accompanying notes to financial statements

DIGUANG INTERNATIONAL DEVELOPMENT CO., LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005
(The Increase or Decrease in Cash and Cash Equivalents)

	Years Ended December 31,			Six Months Ended June 30,
	2003	2004	2005	2005	2006
		(Restated)	(Restated)	(Unaudited)	(Unaudited)
Cash flows from operating activities:
Net income	$1,045,640	$6,619,557	$8,849,057	$4,701,138	$2,782,802
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	53,390	85,393	253,822	97,278	170,216
Bad debts allowance	-	459,847	32,061	255,102	-
Loss on disposing assets	-	1,359	913	-	-
Amortization of deferred stock compensation	-	-	-	-	1,060,408
Changes in operating assets and liabilities:
Accounts receivable	(441,026)	(2,297,522)	(1,306,417)	(5,744,121)	(1,024,476)
Inventory	(2,043,327)	1,229,532	(1,777,958)	(2,267,595)	(263,638)
Other receivables	(79,944)	(885,952)	(213,797)	(1,580,403)	(333,870)
Deposits, prepayment and other assets	(150,444)	(247,987)	46,331	28,341	(41,502)
Accounts payable	1,149,808	385,614	3,066,304	5,736,808	285,381
Accruals and other payable	300,842	(752,432)	261,875	584,356	60,477
Advance from customers	(95,998)	102,474	19,196	121,258	(335,555)
Taxes payable	42,909	167,388	347,510	78,660	(156,990)

Net cash provided by (used in) operating activities	(218,150)	4,867,271	9,578,897	2,010,822	2,203,253

Cash flows from investing activities:
Purchase of fixed assets	(178,196)	(159,686)	(1,843,338)	(1,095,196)	(356,692)
Disposal of marketable securities	-	(290,752)	(765,370)	290,752	765,258
Deposit for office building	(98,223)	-	(721,928)	-	(1,816,027)
Due from related parties	-	-	(96,659)	(777,851)	21,538

Net cash used in investing activities	(276,419)	(450,438)	(3,427,295)	(1,582,295)	(1,385,923)

Cash flows from financing activities:
Common share issued	142,000	-	-	-	12,000,000
Offering expenses	-	-	-	-	(1,647,124)
Due to related parties	2,046,639	(306,565)	(1,011,142)	(522,978)	(2,339)
Payments for short-term bank loans	(165,459)	-	-	-	-
Proceeds from (Payments for) a long-term bank loan	483,284	-	(470,941)	-	-
Dividend paid	(2,650,956)	-	-	-	(111,140)

Net cash provided by (used in) financing activities	(144,492)	(306,565)	(1,507,801)	(522,978)	10,239,397

Effect of changes in foreign exchange rates	364	1,457	58,009	204	101,742

Net increase (decrease) in cash and cash equivalents	(638,697)	4,111,725	4,701,810	(94,247)	11,158,469

Cash and cash equivalents, beginning of the period	1,879,730	1,241,033	5,352,758	5,352,758	10,054,568

Cash and cash equivalents, end of the period	$1,241,033	$5,352,758	$10,054,568	$5,258,511	$21,213,037

See accompanying notes to financial statements

DIGUANG INTERNATIONAL DEVELOPMENT CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

.NOTE 1 - REORGANIZATION AND RECAPITALIZATION

On January 10, 2006, Online Processing, Inc. (“Online” thereafter) entered into a stock exchange agreement with Diguang International Holdings Limited (Diguang Holdings thereafter). Pursuant to the stock exchange agreement, without raising $12 million, the reverse acquisition will not be effective, vice versa, without reverse acquisition being effective, the private placement will not be closed.

On March 17, 2006, Online issued 2.4 million shares of its common stock in exchange for the gross proceeds of $12 million and issued 18,250,000 shares of its common stock in exchange for 100% equity interest in Diguang Holdings, making Diguang Holdings a wholly owned subsidiary of Online. Consummating the above two transactions simultaneously, Online and Diguang Holdings successfully fulfilled its contractual obligations, respectively, under the Stock Exchange Agreement on March 17, 2006.

Online Processing Inc. was organized under the laws of the State of Nevada in 2000.  Its initial business was to provide Internet-based mortgage processing for mortgage brokers.  It had never been able to achieve profitability in that business so it began searching for operating companies to acquire in order to increase shareholder value.

In February 2003, through a share exchange, it acquired 100% of the issued and outstanding stock of Communication Field Services, Inc. (“CFS”), a Nevada corporation engaged in the business of providing installation, maintenance and servicing of communication technologies.  Online’s plan was to secure additional financing to expand the CFS’ business, but it was unable to do so, and in March 2003, Online decided to cease commercial operations in CFS.  Since then, there were no real meaningful operating activities in Online. Thereafter it began the process of reviewing new business opportunities with the intention to maximize shareholders’ interest, looking at possible business acquisitions in North America and internationally. In accordance with the Stock Exchange Agreement, Online implemented a reverse split of 3-for-5 making the total outstanding shares from 11,518,233 at December 31, 2005 into 6,910,940 shares. Then its CEO, Terri Wonderly, agreed to cancel 4,697,940 shares of common stock that she owned. Consequently, Online ended up with having 1,943,000 shares issued and outstanding right before the effective of the aforementioned stock exchange transaction and fund raising transaction. Of the 1,943,000 shares issued and outstanding, the existing shareholders of Online own 900,000 shares, Chardan Capital, the financial consultant, owns 800,000 shares, and the placement agents own the remaining 243,000 shares.

Diguang Holdings was established under the law of the British Virgin Islands on July 27, 2004 by Sino Olympics (which is controlled by the Song brothers) for the purpose of holding 100% of the equity interest in the following entities:

•	Shenzhen Diguang Electronics Co., Ltd. (a China based entity);
•	Well Planner Limited (a Hong Kong based entity); and
•	Diguang Science and Technology (HK) Limited (a British Virgin Islands based entity).

Shenzhen Diguang Electronics Co. Ltd. “Diguang Electronics” was established as an equity joint venture in Shenzhen under the laws of the People’s Republic of China (the “PRC”) on January 9,1996 with the registered capital of RMB15 million (equivalent $1,840,845) as of December 31, 2005 and an operating life of 20 years starting on that date. Diguang Electronics designs, develops and manufactures LED and CCFL backlight units. These backlight units are essential components used in illuminating display panels such as TFT-LCD and color STN-LCD panels. These display panels are used in products such as mobile phones, PDAs, digital cameras, liquid crystal computer or television displays and other household and industrial electronic devices. Diguang Electronics’ customers are located in both China and overseas.

DIGUANG INTERNATIONAL DEVELOPMENT CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - REORGANIZATION AND RECAPITALIZATION (Continued)

Well Planner Limited “Well Planner” was established under the laws of Hong Kong Special Administrative Region on April 20, 2001 and has been doing business in custom forwarding related to export and import activities conducted by Diguang Electronics for a service fee based on a service agreement, pursuant to which service fees should not be less than 2% of the goods Well Planner has sold. However, Well Planner sells only to Diguang Science and Technology (HK) Limited. In essence, Well Planner is a pass-through entity among all three entities.

Diguang Science and Technology (HK) Limited “Diguang Technology” was established under the laws of the British Virgin Islands on August 28, 2003 and has handled all sales to international customers and procurements of electronic components and materials for Diguang Electronics.

The above stock exchange transaction resulted in those shareholders of Diguang Holdings obtaining a majority voting interest in Online. Generally accepted accounting principles in the United States of America require that the company whose shareholders retain the majority interest in a combined business be treated as the acquirer for accounting purposes. Based on the fact that the above two transactions were consummated simultaneously, the two transactions have been accounted for as a reverse acquisition with a shell company with cash as Diguang Holdings has acquired controlling equity interest in Online as of March 17, 2006. The reverse acquisition process utilizes the capital structure of Online and the assets and liabilities of Diguang Holdings are recorded at historical cost.

Diguang Holdings is the continuing operating entity for financial reporting purposes and the financial statements prior to March 17, 2006 represent Diguang Holdings’ financial position and results of operations. As of March 17, 2006, Online had no assets, $42,482 of liabilities, and the corresponding negative shareholders’ equity with 1,943,000 shares of common stock issued and outstanding, all of which were included in the consolidated financial statements of Diguang Holdings as of June 30, 2006. Please see the unaudited stockholders’ equity statement for the period from January 1, 2006 to June 30, 2006. And note that this reorganization transaction was deemed a non-cash transaction for cash flow statement purposes. Although Diguang Holdings is deemed to be the acquiring corporation for financial accounting and reporting purposes, the legal status of Online as the surviving company did not change.

The Company previously reported deferred offering expenses of $315,718 as of December 31, 2005. After revisiting the components of deferred offering expenses, the Company recorded $285,000 of audit fees as part of general and administrative expense for the year ended December 31, 2005. After the correction, net income for the year ended December 31, 2005 was reduced by $285,000 and the corresponding impact on cash flow statement for 2005 has been included in a reconciliation, which is contained in Note 5.

NOTE 2 - SUMMARY OF ACCOUNTING POLICIES

Principles of Consolidation

The financial statements include the accounts of the Company and its wholly-owned subsidiaries. All significant inter-company accounts and transactions have been eliminated. All of the consolidated financial statements have been prepared based on generally accepted accounting principles in the United States.

The accompanying statements of income and comprehensive income and cash flows for the each of six months ended June 30, 2005 and 2006, and balance sheet at June 30, 2006 have not been audited. However, in the opinion of management, they included all normal recurring adjustments necessary for a fair presentation of the financial position and the results of operations for the periods presented. Interim results are not necessarily indicative of the result of a full year.

DIGUANG INTERNATIONAL DEVELOPMENT CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 - SUMMARY OF ACCOUNTING POLICIES (Continued)

Foreign Currency Translations and Transactions

The Renminbi (“RMB”), the national currency of PRC, is the primary currency of the economic environment in which the operations of one of subsidiaries, Diguang Electronics, are conducted. Hong Kong dollar is the primary currency of the economic environment in which the operations of one of subsidiaries, Well Planner, are conducted. U.S dollar is the functional currency in which Diguang Technology, one subsidiary established under the laws of the British Virgin Islands, recorded all its activities. The Company uses the United States dollars (“U.S. dollars”) for financial reporting purposes.

The Company translates two subsidiaries’ assets and liabilities into U.S. dollars using the rate of exchange prevailing at the balance sheet date, and the statement of income is translated at average rate during the reporting period. Adjustments resulting from the translation of subsidiaries’ financial statements from the functional currency into U.S. dollars are recorded in shareholders' equity as part of accumulated comprehensive income (loss) - translation adjustments. Gains or losses resulting from transactions in currencies other than the functional currency are reflected in the statements of income for the reporting periods.

Revenue Recognition

Revenue generated from sales of backlight units is recognized when persuasive evidence of an arrangement exists, delivery of the products has occurred, customer acceptance has been obtained, which means the significant risks and rewards of the ownership have been transferred to the customer, the price is fixed or determinable and collectibility is reasonably assured.

Cash and Cash Equivalents

The Company considers all highly liquid investments with maturity of three months or less to be cash equivalents.

Short Term Deposits

Short term deposits consist of certificates of deposit having maturity of one to twelve months. These short term deposits are renewable when they mature and interest rates are subject to change in line with the market interest rates available when they are renewed.

Accounts Receivable and Concentration of Credit Risk

During the normal course of business, the Company extends unsecured credit to its customers. Typically credit terms require payment to be made within 90 days of the invoice date. The Company does not require collateral from its customers. The Company maintains its cash accounts at credit worthy financial institutions.

DIGUANG INTERNATIONAL DEVELOPMENT CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 - SUMMARY OF ACCOUNTING POLICIES (Continued)

The Company regularly evaluates and monitors the creditworthiness of each customer on a case-by-case basis. The Company includes any accounts balances that are determined to be uncollectible in the allowance for doubtful accounts. After all attempts to collect a receivable have failed, the receivable is written off against the allowance. Based on the information available to management, the Company believes that its allowance for doubtful accounts as of December 31, 2004 and 2005 and June 30, 2006 were adequate, respectively. However, actual write-off might exceed the recorded allowance.

The following table presents allowance activities in accounts receivable.

	December 31,		June 30,
	2004	2005	2006
			(Unaudited)

Beginning balance	$-	$459,847	$491,908
Additions charged to expense	459,847	32,061	-
Recovery	-	-	-
Write-off	-	-	-

Ending balance	$459,847	$491,908	$491,908

Inventories

Inventories are composed of raw materials and components, work in progress, and finished goods, all of which are related to backlight products. Inventories are valued at the lower of cost (based on weighted average method) or the market.

Property and equipment

Properties and equipment are recorded at cost and are stated net of accumulated depreciation. Depreciation is determined using the straight-line method over the shorter of either the estimated useful lives or the remaining contractual life related to leasehold improvements, as follows:

Machinery and equipment	5-10 years
Furniture and office equipment	5 years
Accounting Software	2 years
Vehicles	5-10 years
Software	2-5 years
Leasehold improvement	5 years

Maintenance and repairs are charged directly to expense as incurred, whereas betterment and renewals are generally capitalized in their respective property accounts. When an item is retired or otherwise disposed of, the cost and applicable accumulated depreciation are removed and the resulting gain or loss is recognized and reflected as an item before operating income (loss).

Impairment of Long-Lived Assets

The Company adopts the provisions of Statement of Financial Accounting Standard No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” (“SFAS No.144”). SFAS No.144 requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable through the estimated undiscounted cash flows expected to result from the use and eventual disposition of the assets. Whenever any such impairment exists, an impairment loss will be recognized for the amount by which the carrying value exceeds the fair value. There was no impairment of long-lived assets in the six-month ended June 30, 2005 and 2006.

DIGUANG INTERNATIONAL DEVELOPMENT CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 - SUMMARY OF ACCOUNTING POLICIES (Continued)

Income Taxes

The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards No 109, “Accounting for Income Taxes” (“SFAS No. 109”). SFAS No. 109 requires an entity to recognize deferred tax liabilities and assets. Deferred tax assets and liabilities are recognized for the future tax consequence attributable to the difference between the tax bases of assets and liabilities and their reported amounts in the financial statements. Deferred tax assets and liabilities are measured using the enacted tax rate expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that included the enactment date.

Well Planner is subject to corporate income tax under Hong Kong Inland Revenue jurisdiction. However, Well Planner does not have Hong Kong sourced income. In accordance with Hong Kong tax regulation, Well Planner has not been taxed since its inception.

There is no income tax for the companies domiciled in the BVI. Accordingly, the Company’s financial statements do not present any income tax provision related to the British Virgin Islands tax jurisdiction.

Diguang Electronics is registered at Shenzhen and subject to a favorable income tax rate at 15% comparing to a statutory income tax rate of 33% (30% for the central government and 3% for the local government) under the current tax laws of PRC because Shenzhen is a special zone designated by the Chinese central government to attract foreign investments. Diguang Electronics has been deemed as a high-tech company by Shenzhen Bureau of Science, Technology & Information. Under this category, Diguang Electronics has been entitled to enjoy a 50% exemption from corporate income tax at the rate of 15% for the three years from January 1, 2004 to December 31, 2006. However, in accordance with the Rules for the Implementation of the Income Tax law of the PRC for Enterprises with Foreign Investment and Foreign Enterprises prescribed by the central government, the minimum corporate income tax rate should be 10% within the three years ended December 31, 2004, 2005, and 2006. The Company recorded the income tax provision based on 10% of corporate income tax rate for the years ended December 31, 2004 and 2005 considering that the difference between the 7.5% rate implemented by the local tax authority and the 10% rate in terms of the rules prescribed by the central government should be recognized as income tax payable for conservative consideration.

The Company was established under the laws of the State of Nevada and is subject only to federal income tax and not subject to any state income. Because its main operating activities are located in outside the U.S., the taxable income outside the U.S. may not be able to offset the taxable loss generated in the U.S. Online Processing, Inc. may accumulated certain net operation loss carry forwards; however, due to the changes in ownership, the use of these net operation loss carry forwards may be limited in accordance with the U.S. tax laws.

Because the consolidated financial statements were based on the respective entities’ historical financial statements, the effective income tax rate for the periods reported only represent the effect of actual income tax provisions incurred in Diguang Electronics.

DIGUANG INTERNATIONAL DEVELOPMENT CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 - SUMMARY OF ACCOUNTING POLICIES (Continued)

Income Taxes (Continued)

At December 31, 2004 and 2005 and June 30, 2006, the allowance for doubtful accounts at Diguang Electronics was $9,718, $41,779 and $41,779, respectively. The remaining balance of $450,129, $450,129 and $450,129 of the allowance for doubtful accounts at December 31, 2004 and 2005 and June 30, 2006, respectively, was of Diguang Technology, which is not subject to any corporate income tax.

Because Diguang Electronics is the only entity which will be subject to corporate income tax at a rate of 10%, the impact of deferred tax assets arising from the allowance for doubtful accounts at Diguang Electronics level at December 31, 2004 and 2005, respectively, was minimal. Except this minimal impact of deferred tax assets, the Company did not have any other temporary differences which would have given rise to deferred income tax assets and liabilities. Accordingly, the Company did not provide the disclosure of deferred tax assets and liabilities for the periods reported.

Fair Value of Financial Instruments

The carrying amount of cash, accounts receivable, other receivables, advance to vendor, accounts payable and accrued liabilities are reasonable estimates of their fair value because of the short maturity of these items. The fair value of amounts due from/to related parties and stockholders are reasonable estimate of their fair value as the amounts will be collected and paid off in a period less than one year.

Value Added Tax

Diguang Electronics is subject to value added tax (VAT) imposed by the PRC government on its domestic product sales. VAT rate for the Company is 17%. The input VAT can be offset against the output VAT. VAT payable or receivable balance presented on the Company’s balance sheets represents either the input VAT less than or larger than the output VAT. The debit balance represents a credit against future collection of output VAT instead of a receivable.

Research and Development

Research and development costs are expensed as incurred. The actual research and development expense incurred for the years ended December 31, 2003, 2004 and 2005 and the six-month ended June 30, 2005 and 2006 were $290,983, $802,511, $869,792, $493,225 and $591,225, respectively. After offsetting against the government subsidies, which were specified for supporting research and development efforts via the proceeds collected from value added tax, the net research and development expenses for the years ended December 31, 2003, 2004 and 2005 and the six months ended June 30, 2005 and 2006 were $261,710, $802,511, 727,302, $421,806 and $591,225, respectively.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ materially from those estimates.

DIGUANG INTERNATIONAL DEVELOPMENT CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 - SUMMARY OF ACCOUNTING POLICIES (Continued)

Appropriations to Statutory Reserve

Under the corporate law and relevant regulations in China, the subsidiary of the Company located in the mainland China (Diguang Electronics) is required to appropriate a portion of its retained earnings to statutory reserve. It is required to appropriate 15% of its annual after-tax income each year to statutory reserve until the statutory reserve balance reaches 50% of the registered capital. In general, the statutory reserve shall not be used for dividend distribution purpose.

Comprehensive Income (Loss)

The Company adopted Statement of Financial Accounting Standard No. 130, “Reporting Comprehensive Income” (“SFAS No. 130”), issued by the Financial Accounting Standards Board (“FASB”). SFAS No. 130 establishes standards for reporting and presentation of comprehensive income (loss) and its components in a full set of general-purpose financial statements. The Company has chosen to report comprehensive income (loss) in the statements of income and comprehensive income. Comprehensive income (loss) is comprised of net income and all changes to stockholders’ equity except those due to investments by owners and distributions to owners.

Earnings (Loss) Per Share

The Company presents earnings per share in accordance with the Statement of Financial Accounting Standards No. 128, “Earnings per Share” (“SFAS No. 128”). SFAS No. 128 replaces the calculation of primary and fully diluted earnings (loss) per share with basic and diluted earnings (loss) per share. Basic earnings (loss) per share includes no dilution and is computed by dividing income (loss) available to common shareholders by the weighted average number of common shares outstanding during the period. Diluted earnings (loss) per share reflects the potential dilution of securities that could share in the earnings of an entity, similar to fully diluted earnings (loss) per share. Stock options granted on March 1, 2006 for 540,000 shares were included in the computation of diluted earnings per share.

Share-Based Payment

The Company adopted Statement of Financial Accounting Standards No 123(R): “Share-Based Payments” (SFAS 123R) effective January 1, 2006. SFAS 123R amends existing accounting pronouncements for share-based payment transactions in which an enterprise receives employee and certain non-employee services in exchange for (a) equity instruments of the enterprise or (b) liabilities that are based on the fair value of the enterprise’s equity instruments or that may be settled by the issuance of such equity instruments. SFAS 123R generally requires such transactions be accounted for using a fair-value-based method. As the Company has never issued any stock options and warrants before January 1, 2006 and issued certain stock options on March 1, 2006, the Company accounted for the stock option granted using a fair-value-based method in accordance with SFAS No. 123R.

Recently Issued Accounting Pronouncements

In June 2006, the Financial Accounting Standards Board (“FASB”) ratified the provisions of Emerging Issues Task Force (“EITF”) Issue No. 06-3, “How Taxes Collected from Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement (that is, Gross versus Net Presentation).” EITF Issue No. 06-3 requires that the presentation of taxes within revenue-producing transactions between a seller and a customer, including but not limited to sales, use, value added, and some excise taxes, should be on either a gross (included in revenue and cost) or a net (excluded from revenue) basis.

DIGUANG INTERNATIONAL DEVELOPMENT CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 - SUMMARY OF ACCOUNTING POLICIES (Continued)

Recently Issued Accounting Pronouncements (Continued)

In addition, for any such taxes that are reported on a gross basis, a company should disclose the amounts of those taxes in interim and annual financial statements for each period for which an income statement is presented if those amounts are significant. The disclosure of those taxes can be done on an aggregate basis. EITF Issue No. 06-3 is effective for fiscal years beginning after December 15, 2006, which will be our third quarter of fiscal 2007. The Company expects that the adoption of EITF Issue No. 06-3 will not have a material impact on its consolidated results of operations or financial position.

In June 2006, the FASB issued Interpretation No. 48, “Accounting for Uncertainty in Income Taxes ─ An Interpretation of FASB Statement No. 109” (“FIN 48”) which prescribes a recognition threshold and measurement attribute, as well as criteria for subsequently recognizing, derecognizing and measuring uncertain tax positions for financial statement purposes. FIN 48 also requires expanded disclosure with respect to the uncertainty in income tax assets and liabilities. FIN 48 is effective for fiscal years beginning after December 15, 2006, which will be our fiscal 2008, and is required to be recognized as a change in accounting principle through a cumulative-effect adjustment to retained earnings as of the beginning of the year of adoption. The Company expects that the adoption of FIN 48 will not have a material impact on its consolidated results of operations or financial position.

NOTE 3 - INVENTORIES

Inventories consisted of the following:

	December 31,		June 30,
	2004	2005	2006
			(Unaudited)

Raw materials	$940,773	$1,823,996	$1,517,050
Work in progress	49,011	78,752	97,673
Finished goods	634,965	1,544,348	2,096,958

	$1,624,749	$3,447,096	$3,711,681

NOTE 4 - PROPERTY AND EQUIPMENT

A summary of property and equipment at cost is as follows:

	December 31,		June 30,
	2004	2005	2006
			(Unaudited)

Machinery	$515,090	$1,577,166	$1,746,745
Office equipment	80,146	470,086	1,038,976
Vehicles	102,065	144,995	156,154
Software	8,687	27,124	8,994
Leasehold improvement	-	373,427	-

	705,988	2,592,798	2,950,869
Accumulated depreciation	(214,886)	(472,905)	(643,801)

	$491,102	$2,119,893	$2,307,068

DIGUANG INTERNATIONAL DEVELOPMENT CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4 - PROPERTY AND EQUIPMENT (Continued)

The depreciation and amortization for the years ended December 31, 2003, 2004 and 2005, were $53,390, $85,393 and $253,822, respectively. The depreciation and amortization for the six-month ended June 30, 2005 and 2006 were $97,278 and $170,216, respectively.

Pursuant to the board resolution of Diguang Electronics dated December 12, 2005, it was resolved that Diguang Electronics would acquire an office space of 1,220 square meters in Shenzhen at a total cost of RMB15,369,877 (equivalent of $1,917,232). On January 25, 2006, a pre-sale agreement was reached. Diguang Electronics had made full payment of RMB15,369,877 and the office space had not been put in use by June 30, 2006.

NOTE 5 - RELATED PARTY TRANSACTIONS

Related Party Relationships

Name of Related Parties	Relationship with the Company

Mr. Yi Song	One of shareholders of the Company
Mr. Hong Song	One of the shareholders of the Company
Shenzhen Diguang Engine & Equipment Co., Ltd. (a China based entity)	80% owned by Mr. Yi Song and 20% owned by Mr. Hong Song
Dongguan Diguang Electronic Science and Technology Co., Ltd. (a China based entity from which Diguang Electronics has rented the plant.)	92% owned by Sino Olympics Industrial Limited and 8% owned by Shenzhen Diguang Engine & Equipment Co., Ltd.
Sino Olympics Industrial Limited	The representative of Song’s brothers
Dihao Electronics (Yangzhou) Co., Ltd.	65% owned by Sino Olympic Industrial Ltd.

According to the lease agreement between Diguang Electronics and Dongguan Diguang Electronic Science & Technology Co., Ltd., a company 92% owned by Sino Olympics Industrial Limited and 8% owned by Shenzhen Diguang Engine and Equipment Co., Ltd., dated March 30, 2005, Diguang Electronics agreed to pay the rental of RMB380,000 per month including all maintenance fees based on the prevailing market price for a similar facility to be leased in Dongguan area and that the lease terms start from February 1, 2005 to January 31, 2010, and both parties agreed that the rental for three months from February to April 2005 shall be waived as Diguang Electronics had to finish its interior remodeling during this period. Based on the above agreement, the Company recorded the monthly rental of RMB361,000 on a straight-line basis.

According to the lease agreement between Diguang Electronics and Dongguan Diguang Electronic Science & Technology Co., Ltd., a company 92% owned by Sino Olympics Industrial Limited and 8% owned by Shenzhen Diguang Engine and Equipment Co., Ltd., dated March 30, 2005, Diguang Electronics agreed to pay the rental of be RMB380,000 per month including all maintenance fees based on the prevailing market price for a similar facility to leased in Dongguan area and that the lease terms start from February 1, 2005 to January 31, 2010, and both parties agreed that the rental for three months from February to April 2005 shall be waived as Diguang Electronics had to finish its interior remodeling during this period. Based on the above agreement, the Company recorded the monthly rental of RMB361,000 on a straight-line basis.

DIGUANG INTERNATIONAL DEVELOPMENT CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 5 - RELATED PARTY TRANSACTIONS (Continued)

The break-down details of due from/to related parties were summarized as follows:

Amount due from	Diguang Engine and Equipment	Dongguan Diguang	Dihao Electronics (Yangzhou)	Stockholders	Total
Balance at January 1, 2004	$-	$-	$-	$143,208	$143,208
Addition	-	-	-	499,364	499,364

Balance at December 31, 2004	-	-	-	642,572	642,572
Additions	21,538	-	-	644,734	644,734
Payments received	-	-	-	(148,672)	(148,672)
Additions	-	-	-	849,062	849,062
Translation adjustment	-	-	-	1,164	1,164
Offset by dividends declared	-	-	-	(1,988,860)	(1,988,860)
Balance at December 31, 2005	21,538	-	-	-	21,538

Additions - sales	-	-	720,629	-	720,629
Additions - rental deposit	-	142,601	-	-	142,601
Additions - prepaid rental	-	47,534	-	-	47,534
Cash received	(21,538)	-	(290,980)	-	(312,518)
Balance at June 30, 2006	$-	$190,135	$429,649	$-	$619,784

Amount due to	Diguang Engine and Equipment	Dongguan Diguang	Stockholders	Total
Balance at January 1, 2004	$651,325	$-	$2,090,447	$2,741,772

Addition	191,934	-	-	191,934
Cash payments made	-	-	(1,920,226)	(1,920,226)
Balance at December 31, 2004	843,259	-	170,221	1,013,480
Addition	359,070	-	-	359,070
Rental	-	467,571	-	467,571
Cash payments made	(1,221,546)	(332,470)	(170,221)	(1,724,237)
Translation adjustment	21,556	-	-	21,556
Balance at December 31, 2005	2,339	$135,101	-	137,440
Additions - rental	-	135,093	-	135,093
Payments made	(2,355)	(167,997)	-	(107,352)
Translation adjustment	16	-	-	16
Balance at June 30, 2006	$-	102,197	$-	$102,197

DIGUANG INTERNATIONAL DEVELOPMENT CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 5 - RELATED PARTY TRANSACTIONS (Continued)

Transactions in 2004

Stockholders

Diguang Electronic (HK) is an unlimited liability company that is 80% owned by Yi Song and 20% owned by Hong Song (collectively referred to herein as the “Song brothers”). Diguang Science and Technology is also owned by the Song brothers. In November 2003, as a result of a restructuring, Diguang Electronic (HK) transferred its backlight business to Diguang Science and Technology on a predecessor basis because these two entities were under the common control of Song brothers. As those two entities were owned by the Song brothers, no consideration was paid. Since then, Diguang Electronic (HK) did not conduct this business any more. However, some sales and purchase contracts were originally entered into by Diguang Electronic (HK). Therefore, Diguang Electronic (HK) still collected payments from the outstanding accounts receivable and made payments for the outstanding accounts payable based on the contracts entered by Diguang Electronic (HK) regarding the backlight business on behalf of Diguang Science and Technology (HK) Ltd. After collection and repayment, the remaining proceeds were transferred to Diguang Science and Technology (HK) Ltd. Since Diguang Electronic (HK) was also owned by the Song brothers, the funds collected and paid were presented as amount due from/to stockholders on the books of Diguang Science and Technology (HK) Ltd. On January 1, 2004, the opening balance of amount due from stockholders was US$143,208. During the year ended December 31, 2004, the amount collected by Diguang Electronic (HK) on behalf of Diguang Science and Technology (HK) Ltd. was $499,364, resulting in the balance of amount due from stockholders of $642,572.

Similarly, on January 1, 2004, the opening balance of amount due to stockholders was $2,090,447. On behalf of Diguang Science and Technology, Diguang Electronic (HK) also made payments on behalf of Diguang Science and Technology. On January 2004, the opening balance of amount due to stockholders was US$2,090,447. During the year ended December 31, 2004, Diguang Electronic (HK) made payments of $1,421,727 on behalf of Diguang Science and Technology and the Company made payments of $489,499 to stockholders, resulting in the amount due to stockholders of $170,221 at December 31, 2004.

Shenzhen Diguang Engine & Equipment Co., Ltd.

Shenzhen Diguang Engine & Equipment Co., Ltd. is owned by the Song brothers (at 80% and 20% ratio.) and was a related party of Shenzhen Diguang Electronics. On January 1, 2004, the opening balance of amount due to Shenzhen Diguang Engine & Equipment Co., Ltd. was $651,325. During the year ended December 31, 2004, Shenzhen Diguang Electronics incurred additional payable of $191,934 to Shenzhen Diguang Engine and Equipment for financing purpose, resulting in a balance of $843,259 at December 31, 2004.

Transactions in 2005

Stockholders

The transactions between Diguang Electronic (HK) and Diguang Science and Technology were continued in early 2005. During the year ended December 31, 2005, Diguang Electronic (HK) collected $664,734 on behalf of Diguang Science and Technology. The stockholders used cash of $849,062 owned by Diguang Science and Technology (HK) Ltd. and made a payment of $148,672, the net cash disbursement was approximately $700,390.

DIGUANG INTERNATIONAL DEVELOPMENT CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 5 - RELATED PARTY TRANSACTIONS (Continued)

Stockholders (Continued)

In July 2005, the Chinese government adjusted exchange rate between RMB and US dollar resulting in certain translation adjustment. During the year ended December 31, 2005 the translation adjustment of $1,164 was allocated to amount due from stockholders.

In order to clear the outstanding balance of amount due from stockholders before becoming a public company through recapitalization and reorganization with a shell company, the Board of Diguang Science and Technology (HK) Ltd. resolved to declare dividends of $2,100,000 to two stockholders on December 12, 2005, of which $1,988,860 was used to offset the outstanding balance of amount due from stockholders, the remaining $111,140 was presented as dividends payable as of December 31, 2005, which was paid during the first quarter of 2006. After the offset, there was no outstanding balance of amount due from stockholders at December 31, 2005.

In addition, Diguang Science and Technology made payment of $170,221 to stockholders during 2005 to clear the outstanding balance of amount due to stockholder as of December 31, 2005.

Shenzhen Diguang Engine & Equipment Co., Ltd

During December 2005, Shenzhen Diguang Electronics purchased certain equipment on behalf of Diguang Engine and Equipment totaling $21,538, which was outstanding as of December 31, 2005 and collected during the first quarter of 2006.

On the other side, Shenzhen Diguang Electronics used the fund of $359,070 from Shenzhen Diguang Engine and Equipment during the year ended December 31, 2005. In order to clear the outstanding related party accounts before becoming a public company through recapitalization and reorganization with a shell company, Shenzhen Diguang Electronics made a payment of $1,221,546 during the year ended December 31, 2005, resulting in a balance of $2,339 at December 31, 2005. During the year ended December 31, 2005, translation adjustment of $21,556 was allocated to amount due to Shenzhen Diguang Engine and Equipment. For cash flow purpose, the net payments to amount due to Diguang Engine and Equipment were approximately $840,920.

Dongguan Diguang Electronic Science and Technology Co., Ltd.

The Song brothers built a facility in Dongguan City, Guangdong province in early 2005 under the name of Dongguan Diguang Electronic Science and Technology Co., Ltd. and decided to move the manufacturing activities of Shenzhen Diguang Electronics to this facility.

According to the lease agreement between Shenzhen Diguang Electronics and Dongguan Diguang Electronic Science & Technology Co., Ltd., dated March 30, 2005, Diguang Electronics agreed to pay the rental of RMB380,000 (approximately $46,000) per month including all maintenance fees based on the prevailing market price for a similar facility to be leased in Dongguan area and that the lease terms start from February 1, 2005 to January 31, 2010, and both parties agreed that the rental for three months from February to April 2005 would be waived as Shenzhen Diguang Electronics had to finish its interior remodeling during this period. Based on the above agreement, Shenzhen Diguang Electronics recorded amount of $467,571 due to Dongguan Diguang Electronic Science and Technology Co., Ltd and made payment of $332,470 during the year ended December 31, 2005, resulting in a balance of $135,101 as of December 31, 2005. For cash flow purposes, the net amount of $135,101 was included in operating activities considering that the nature of rental expense was part of operating activities.

DIGUANG INTERNATIONAL DEVELOPMENT CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 5 - RELATED PARTY TRANSACTIONS (Continued)

Correction of Error in Reporting Related Party Transactions in the Statements of Cash Flows

The consolidated statements of cash flows for the years ended December 31, 2004 and 2005 have been restated for a correction of an error in the classification of transactions involving certain of the Company’s related party receivables and payables. Although on an overall basis the corrections did not change the beginning or ending balances of cash and cash equivalents, the previous classifications did result in the amounts previously reported as cash flows provided by or used in operating, investing and financing activities as being in error.

A reconciliation between amounts presented in the restated consolidated statements of cash flows and amounts previously disclosed is as follows:

	December 31,
	2004	2005

Net cash provided by operating activities, as previously reported	$6,788,360	10,508,631
Correction of related party cash flows and offering expenses	(1,921,089)	(929,734)
Net cash provided by operating activities, as corrected	4,867,271	9,578,897

Net cash used in investing activities, as previously reported	(949,802)	(4,072,029)
Correction of related party cash flows	499,364	644,734
Net cash used in investing activities, as corrected	(450,438)	(3,427,295)

Net cash used in financing activities, as previously reported	(1,728,290)	(1,792,801)
Correction of related party cash flows and offering expenses	1,421,725	285,000
Net cash used in financing activities, as corrected	(306,565)	(1,507,801)

Transactions in Six Months Ended June 30, 2006

During the six months ended June 30, 2006, Diguang Electronics made a rental deposit of $142,601 and prepaid rental of $47,534 to Dongguan Diguang Electronic Science and Technology Co., Ltd., resulting in a related party trade receivable of $190,135 as of June 30, 2006.

During the six months ended June 30, 2006, Diguang Electronics made sales of components of CCFL backlights of $720,629 to Dihao Electronics (Yangzhou) Co., Ltd., received cash of $290,980 resulting in a related party trade receivable of $429,649 as of June 30, 2006.

During the six months ended June 30, 2006, the Company accrued rental payable of $135,093 to Dongguan Diguang Electronic Science and Technology Co., Ltd and made payments of $167,997 to that entity.

DIGUANG INTERNATIONAL DEVELOPMENT CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6 - BANK LOANS

Bank loan is summarized as follows:
	December 31,		June 30,
	2004	2005	2006

RMB-denominated loan (RMB4,000,000) from a commercial bank, maturing on October 28, 2005, bearing interest at a fixed interest rate of 5.49% which is only adjusted when the People’ Bank of China, central bank, adjusted the interest, collateralized by a certificate of deposit of $400,000 in the bank and owners’ personal property	$483,296	$-	$-

NOTE 7 - INCOME TAXES

The income before income taxes in 2003, 2004 and 2005, respectively, was as follows:

	Years Ended December 31,
	2003	2004	2005

Income in Diguang Technology before income taxes	$359,827	$3,824,816	$3,803,391
Income in Well Planner before income taxes	24,456	464,755	249,327
Income in Diguang Electronics before income taxes	715,412	2,588,873	5,329,266

	$1,099,695	$6,878,444	$9,381,984

The income tax provision was as follows:

	Years Ended December 31,
	2003	2004	2005
Current:
China	$54,055	$258,887	$532,927

Deferred:	-	-	-

	$54,055	$258,887	$532,927

The difference between the effective income tax rate and the expected federal statutory rate was as follows:

	Years Ended December 31,
	2003	2004	2005

Statutory rate	33.0%	33.0%	33.0%
Income tax rate reduction	(25.4)	(23.0)	(23.0)
Permanent differences	(3.3)	0.1	(0.0)
Other	0.6	(6.3)	(4.3)

Effective income tax rate	4.9%	3.8%	5.7%

DIGUANG INTERNATIONAL DEVELOPMENT CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 8 - EQUITY TRANSACTIONS

On September 8, 2003, the Board of Diguang Electronics resolved to increase the registered capital to RMB5 million by transferring retained earnings into capital and by infusing capital of $142,000 from Well Planner accounting for 23.4% out of the above RMB5 million and became a new investor at this equity joint venture.

On December 24, 2003, Well Planner infused $142,000 into Diguang Electronics and the other two investors converted their shares of retained earnings approximately $297,400 into registered capital, which was a non-cash transaction for cash flow statement purpose. The increase in capital was substantiated by a capital verification report rendered by an independent CPA firm in China on May 31, 2004 and approved by Shenzhen office of State Administration Bureau of Industry and Commerce on June 15, 2004.

On November 1, 2003, all of the backlight businesses in Diguang Electronics (HK) were transferred to Diguang Science and Technology (Hong Kong Limited (a BVI company). After business transferred, a dividend of approximately $2,650,956 was distributed and a portion of retained earnings, $50,000, was converted into capital of Diguang Science and Technology, which was deemed a non-cash transaction for cash flow statement purpose.

Under China laws and regulation, Diguang Electronics is required to appropriate a portion of its retained earning to a general reserve, which cannot be used for dividend distribution purpose. In the years ended December 31, 2003, 2004 and 2005, the appropriation was $11,486, $103,321 and $368,326, respectively, which was deemed a non-cash transaction for cash flow statement purpose.

On October 8, 2005, Diguang Electronics converted its retained earnings of RMB10 million (equivalent $1,236,445) into the registered capital resulting in a total registered capital amounting RMB15 million (equivalent $1,840,845), which was approved by relevant government agency and verified by a CPA firm and was deemed as a non-cash transaction for cash flow reporting purpose.

On December 12, 2005, the Board of Diguang Technology resolved to declare dividend of $2.1 million from its retained earnings to Sino Olympics Industrial Limited. According to the board resolution, Sino Olympics Industrial Limited will receive the only payment of approximately $111,140 at the end of February 2006, after netting of amount of $1,988,860 of due from related parties, which was deemed as a non-cash transaction for cash flow statement purpose.

As of March 17, 2006 right before the reverse merger and private placement took place, Online had 11,518,233 shares of common stock outstanding. The board of directors and majority shareholders of Online resolved to implement a 3-for-5 reverse split. Consequently, the total outstanding share after the reverse split was 6,910,940. Terry Wonderly, the majority shareholder, agreed to cancel 4,967,940 shares of common stock she owned. After this cancellation, Online had 1,943,000 shares of common stock outstanding right before reverse merger and private placement. Of the 1,943,000 shares of common stock issued and outstanding, Chardan Capital LLC (the consultant of Online for the reverse merger and private placement) accounted for 800,000 shares and Chardan Capital Markets and Maxim (two placement agents) accounted for 243,000 shares.

On March 17, 2006, in connection with the reverse acquisition between Diguang International Holdings and Online, the Company issued 2.4 million shares of its common stock to 91 accredited investors at $5.00 per share to raise cash of $12 million. After deducting the offering expenses of $1,647,124 paid by cash and the accrued offering expense of $93,500, the Company recorded the net proceeds of $10,259,376. The Company also deducted from additional paid-in capital the offering expenses of $25,718 incurred in 2005 and presented as a deferred expense on the balance sheet as of December 31, 2005. This deduction was deemed as a non-cash transaction for cash flow statement purpose.

DIGUANG INTERNATIONAL DEVELOPMENT CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 8 - EQUITY TRANSACTIONS (Continued)

Pursuant to article 9(h) of the revised and amended Share Exchange Agreement, the Company agreed to file a registration statement within 90 days from March 17, 2006 for shares issued through the private placement and included in the registration rights agreement entered into between the Company and each investor participated in the private placement. The Company agreed to use its best efforts to have the registration statement declared effective within 180 days of filing or 5 days of the date that it is informed by the SEC staff that (i) the SEC will not review the registration statement or (ii) the Company may request the acceleration of the effectiveness of the registration statement and the Company makes such request. Furthermore, the Company is obligated to maintain the effectiveness of the resale registration statement from the effective date through and until 24 months after the effective date. If the resale registration statement is not filed with the SEC on or prior to the 90th day after March 17, 2006, the total number of shares of common stock sold in this private placement and covered by the registration statement for each investor shall be increased by two percent (2%) per month for each month (or portion thereof) that the registration statement is not so filed, provided that the aggregate increase in such shares will in no event exceed 20%.

In accordance with the signed Share Exchange Agreement, the shareholders of Diguang International Holdings Limited will be granted certain incentive shares if the Company (post reverse merger) meets certain financial performance criteria. The incentive shares and financial performance criteria are as follows:

	Total Incentive Shares	2006	2007	2008	2009
Sino Olympics Industries Limited	6,000,000	500,000	1,500,000	2,000,000	2,000,000
After-tax Profit Target (in million) (1)		$15.7	$22.8	$31.9	$43.1

(1) After-tax profit targets shall be the income from operations, less taxes paid or payable with regard to such income, excluding the effect on income from operations, if any, resulting from issuance of Incentive Shares in any year. By way of example, if the Incentive Shares for 2006 are earned and issued in 2007 with an aggregate value of $7 million, and as a result the income from operations for 2007 is reduced by $7 million, the determination of whether the after-tax profit targets are hit for 2007 will be made without deducting the $7 million from income from operations. That is, if income from operations was $20 million after the charge for issuance of the Incentive Shares, for purposes of issuance of Incentive Shares for 2007, income from operations will be deemed to be $27 million, and whether the target is hit will be determined by deducting from $27 million the amount of taxes that would have been paid or payable had income from operations actually been $27 million.

The Company accounts for the transactions of issuing these incentive shares based on the fair value of granting date. Under SFAS 123R, the Company assesses whether it is probable at the grant date the awards would be earned and if it is probably the expense would be recorded over the period (which in this case is specified as the shareholders of Diguang Holdings can earn any of the amounts each year). The Company believed that the expense would not be recorded as the annualized operating result would not meet the required amount for the year ended December 31, 2006.

DIGUANG INTERNATIONAL DEVELOPMENT CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9 - STOCK OPTIONS

Effective January 1, 2006, the Company adopted the fair value recognition provisions of Statement of Financial Accounting Standards (SFAS) No. 123R, “Share-Based Payments.” The Company recognized the share-based compensation cost based on the grant-date fair value estimated in accordance with the new provisions of SFAS No. 123R. There were no stock options issued before January 1, 2006. The Company used Black-Scholes option pricing model to determine the fair value of stock options on the grant date. The fair value of stock options for 540,000 shares was at approximately $11.10 per share, resulting in a share-based compensation totaling $5,992,509. Of the total fair value of 5,992,509, $1,060,408 was recognized as expenses as only 95,532 shares of option became exercisable at June 30, 2006 and the remaining fair value will be recognized as they are amortized over the vesting period.

Assumptions

The disclosure of the above fair value for these awards was estimated using the Black-Scholes option pricing model with the assumptions listed below:

	June 30,
	2005	2006

Expected volatility	N/A	48.04%
Weighted average volatility	N/A	N/A %
Expected life	N/A	7 years
Risk free interest rate	N/A	4.600%

The expected volatilities are essentially based on the historical volatility of the Company’s stock. The observation is made on a daily basis. The period of observation covered was from January 1, 2005 to March 1, 2006. The expected terms of stock options are based on the average vesting period and the contractual life of stock options granted. The 400,000 shares of stock options granted to employees vest on each of the first four anniversaries of the granting date. The 60,000 shares of stock options granted to directors vest at the end of each month starting from the granting date for 36 months in order to match the term of directorship. The 80,000 shares of stock options granted to the Chief Financial Officer vest at the end of each month starting from the granting date for 48 months. The risk-free rate is consistent with the expected terms of stock option and based on the U.S. Treasury yield curve in effect at the time of grant. Based on the fact that the Company has not issued any options before, the Company will obtain the forfeiture experience and based on the historical forfeiture experience the Company will determine the forfeiture factor to determine the proper amount of share-based stock compensation.

Stock Option Plan

The Company’s 2006 Stock Incentive Plan (the “2006 Plan”), which is shareholder-approved, permits the grant of stock options to its employees of up to 1,500,000 shares of common stock. The Company believes that such awards better align the interests of its employees with those of its shareholders. Option awards are generally granted with an exercise price per share equal to the market price of the grant date. These options have up to ten-year contractual life term. Awards generally vest over four years in equal installments on the next four succeeding anniversaries of the grant date. The share-based compensation will be amortized based on graded vesting method over the four years or over the three years regarding the options granted to directors in order to match their directorship terms.

DIGUANG INTERNATIONAL DEVELOPMENT CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9 - STOCK OPTIONS (Continued)

A summary of option activities under the 1998 Plan during the six months ended June 30, 2006 is presented as follows:

Stock Options	Shares	Weighted- Average Exercise Price	Weighted - Average Remaining Contractual Term	Aggregate Intrinsic Value at Reporting Date
Outstanding at Janaury1, 2006	-	$-	-	-
Granted	540,000	5.00	7	-
Exercised	-	-	-	-
Forfeited or expired	-	-	-	-
Outstanding at June 30, 2006	540,000	5.00	7	$3,564,000
Exercisable at June 30, 2006	95,532	$5.00	7	$630,511

A summary of the status of the Company’s non-vested stock options during the six months ended June 30, 2006 is presented below:

Non-vested Options	Shares	Weighted-Average Grant Date Fair Value
Non-vested at January 1, 2006	-	$-
Granted	540,000	11.10
Vested	95,532	(11.10)
Forfeited	-	-
Non-vested at June 30, 2006	444,468	$11.10

NOTE 10 - COMMITMENTS AND CONTINGENCIES

Operating Leases

Diguang Electronics leases its plant and office from a local customer - Tianma Microelectronic Co., Ltd. (“TMCL”) since May 1, 2000. The lease term was from May 1, 2000 to April 30, 2003 with a monthly rental of RMB23,061 (approximately $2,786) for both office space and production facility. After that lease terminated, the next lease was signed with Tianma Microelectronic Co., Ltd. on an annual basis and renewable upon Diguang Electronics’ request. The newest leasing period is from February 1, 2005 to January 31, 2006 which is for the office space only with a monthly rental of RMB15,039 plus maintenance fee of RMB 1,504 (approximately $1,999). The lease for production facility was terminated on April 30, 2005 with a monthly rental RMB32,388 (approximately $3,913).

On December 20, 2004, Diguang Electronics entered into a lease agreement with Dongguan Diguang Electronic Science & Technology Ltd., a company 92% owned by Diguang Electronics (Hong Kong) and 8% owned by Shenzhen Diguang Engine & Equipment Co., Ltd., to rent the plant with rental of RMB440,000 plus maintenance fee of RMB80,000 per month for the first two years and the subsequent rental will be subject to change in line with the market price in that time. The lease terms shall start from January 20, 2005 and expire on January 19, 2010. On February 23, 2005, both parties agreed that the rental for three months from February to April 2005 shall be waived as Diguang Electronic had to finish its interior remodeling during this period. On March 30, 2005, both parties agreed that the rental shall be RMB380,000 per month including all maintenance fee based on the prevailing market price for the similar facility to be leased in Dongguan area and that the lease terms start from February 1, 2005 to January 31, 2010. There were no other changes under the lease agreement. Based on the above amendments, the Company recorded the monthly rental of RMB361,000 on a straight-line basis.

DIGUANG INTERNATIONAL DEVELOPMENT CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10 - COMMITMENT AND CONTINGENCIES (Continued)

Both Well Planner and Diguang Technology do not have any office space leased in Hong Kong and British Virgin Islands. The rental expense for the years ended December 31, 2003, 2004 and 2005 were $189,834, $219,499 and $521,322, respectively.

Future minimum payments required under operating lease which has a remaining lease term in excess of one year at December 31, 2005 are as follows:

December 31,	Amount

2006	565,042
2007	565,042
2008	565,042
2009	565,042
2010	47,087
$2,307,255

NOTE 11 - EARNINGS PER SHARE

The following table sets forth the computation of basic and diluted net earnings per share for the periods indicated:

	Years Ended December 31,			Six Months Ended June 30
	2003	2004	2005	2005	2006
				(Unaudited)	(Unaudited)
Numerator:
Net income attributable to common shareholders	$1,045,640	$6,619,557	$8,849,057	$4,701,138	$2,782,802
Net income used in computing diluted earnings per share	$1,045,640	$6,619,557	$8,849,057	$4,701,138	$2,782,802

Denominator:
Weighted average common shares outstanding - basic	18,250,000	18,250,000	18,250,000	18,250,000	20,769,420
Potential diluted shares from stock options granted	-	-	-	-	215,667
Weighted average common share outstanding - diluted	18,250,000	18,250,000	18,250,000	18,250,000	20,985,087

Basic earnings per share	$0.06	$0.36	$0.48	$0.26	$0.13
Diluted earnings per share	$0.06	$0.36	$0.48	$0.26	$0.13

NOTE 12 - GOVERNMENT SUBSIDIES

The local government in Shenzhen provided government subsidies sourcing from the proceeds of value added tax and corporate income tax collected to encourage Diguang Electronics’ research and development efforts. All subsidies were accounted for based on the hard evidence that Diguang Electronics should be entitled to receive these subsidies or that cash has been received. Government subsidies received with specification to support the research and development efforts were first offset against Diguang Electronics’ research and development expense and the remaining balance, if any, together with proceeds from other subsidy programs, were recognized as other income in accordance with internationally prevailing practice. The government subsidies for the years ended December 31, 2003, 2004 and 2005 and the six-month ended June 30, 2005 and 2006 were $46,698, $5,547, $203,012, $71,419 and $0, respectively.

DIGUANG INTERNATIONAL DEVELOPMENT CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 13 - CONCENTRATION OF CUSTOMERS AND VENDORS

Customers and vendors who accounts for 10% or more of revenues, accounts receivable, purchases, and accounts payable are presented as follows:

		Accounts		Accounts
	Revenue	Receivable	Purchases	Payable
2003

Customer A	3%	27%	-	-

Vendor A	-	-	12%	23%
Vendor B	-	-	19%	26%
Vendor F	-	-	17%	17%

2004

Customer A	4%	13%	-	-
Customer B	3%	11%	-	-
Customer C	50%	7%	-	-

Vendor A	-	-	9%	13%
Vendor F	-	-	25%	19%

2005

Customer C	31%	6%	-	-
Customer D	6%	16%	-	-
Customer E	25%	12%	-	-

Vendor A	-	-	14%	7%
Vendor F	-	-	20%	24%

Six Months in 2006

Customer C	26%	21%	-	-
Customer E	20%	25%	-	-
Customer F	11%	8%	-	-

Vendor A	-	-	16%	19%
Vendor F	-	-	46%	53%
Vendor G	-	-	11%	2%

NOTE 14 - SEGMENT REPORTING

The Company currently operates only in one business segment. As the Company’s major production base is in China while export revenue and net income in overseas entities accounted for a significant portion of total consolidated revenue and net income, management believes that the following tables present useful information to chief operation decision makers for measuring business performance, financing needs, and preparing corporate budget, etc.

DIGUANG INTERNATIONAL DEVELOPMENT CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 14 - SEGMENT REPORTING (Continued)

	Years Ended December 31,			Six Months Ended June 30,
	2003	2004	2005	2005	2006
				(Unaudited)	(Unaudited)

Sales to China domestic customers	$3,085,706	$4,667,219	$4,921,563	$2,354,928	$2,153,909
Sales to international customers	3,070,702	19,816,003	30,726,555	16,031,541	15,585,265
	$6,156,408	$24,483,222	$35,648,118	$18,386,469	$17,739,174

	Domestic	International
	Customers	Customers	Total

2003
Revenue	$3,085,706	$3,070,702	$6,156,408
Gross margin	32%	34%	33%
Receivable	799,394	2,127,795	2,927,189
Inventory	2,854,281	-	2,854,281
Property and equipment	418,168	-	418,168
Expenditures for long-lived assets	178,196	-	178,196

2004
Revenue	$4,667,219	$19,816,003	$24,483,222
Gross margin	39%	42%	41%
Receivable	1,511,062	3,253,803	4,764,865
Inventory	1,624,749	-	1,624,749
Property and equipment	491,102	-	491,102
Expenditures for long-lived assets	159,686	-	159,686

2005
Revenue	$4,921,563	$30,726,555	$35,648,118
Gross margin	32%	36%	35%
Receivable	2,006,595	4,074,832	6,081,427
Inventory	3,447,096	-	3,447,096
Property and equipment	2,119,893	-	2,119,893
Expenditures for long-lived assets	1,722,424	-	1,722,424

As of June 30, 2005
Revenue	$2,354,928	$16,031,541	$18,386,469
Gross margin	31%	35%	35%
Receivable	9,861,467	392,417	10,253,884
Inventory	3,892,344	-	3,892,344
Property and equipment	2,119,893	-	2,119,893

As of June 30, 2006
Revenue	$2,153,909	$15,585,265	$17,739,174
Gross margin	32%	36%	36%
Receivable	663,239	6,016,809	6,680,048
Inventory	3,711,681	-	3,711,681
Property and equipment	2,307,068	-	2,307,068
Expenditures for long-lived assets	2,172,719	-	2,172,719

DIGUANG INTERNATIONAL DEVELOPMENT CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 15 - SUPPLEMENTARY INFORMATION ABOUT CASH FLOWS

Cash Paid	Years Ended December 31,			Six Months Ended June 30,
	2003	2004	2005	2005	2006
				(Unaudited)	(Unaudited)
Interest	$6,111	$22,552	$29,982	$8,992	$-
Income Tax	11,151	91,507	189,366	-	437,421

Non-cash Transactions	Years Ended December 31,			Six Months Ended June 30,
	2003	2004	2005	2005		2006
				(Unaudited	)	(Unaudited )
Due from a related party	$-	$-	$749,772	$-		$-
Deferred offering expense	-	-	-	-		25,718
Dividend payable	-	-	111,140	-		-
Due to a related party	-	-	1,239,088	-		-
Common stock	-	-	-	-		1,943
Additional paid-in capital	347,400	-	1,236,445	-		(44,425)
Appropriation	11,486	103,321	368,326	-		-
Retain Earnings	(358,886)	(103,321)	(3,704,771)	-		-
Accrued liabilities	-	-	-	-		42,482
Additional paid-in capital	-	-	-	-		(93,500)
Accrued liabilities	-	-	-	-		93,500
Additional paid-in capital	-	-	-	-		(25,718)

NOTE 16 ─ SUBSEQUENT EVENT (Unaudited)

On April 21, 2006, the Company entered into an option agreement with its two major shareholders and corporate officers: Yi Song (President and CEO) and Hong Song (COO), to obtain an option to acquire the interest held by the Song Brothers in North Diamond, which are British Virgin Islands based company. North Diamond established a wholly owned subsidiary named Dihao Electronic (Yangzhou) Co., Ltd. in Yangzhou, Jiangsu Province, China on June 11, 2004, with a registered capital of $5 million. This wholly owned foreign enterprise (WOFE) in China was in operation since early 2006.

Sino Olympics committed to infuse $3.25 million accounting for a 65% interest in North Diamond and the other investor committed to infuse $1.75 million accounting for a 35% interest in North Diamond. As of June 30, 2006, Sino Olympics infused an additional capital of $1 million, making its Capital contribution up to $1.4875 million accounting for a 59.5% interest, and the other investor infused $1.0125 million accounting for a 40.5% interest. On September 27, 2006, Sino Olympics infused another $392,857. By doing so it reached the expected 65% equity ownership of North Diamond before the exercise of the purchase option. At September 30, 2006 the 65% versus 35% equity interest ratio in North Diamond satisfied the original capital commitment.

Pursuant to the signed option agreement, the Company has the right to acquire the 32.5% interest currently held by the Song Brothers in North Diamond in exchange for cash consideration of $487,500 plus interest at 6% per annum from the date of capital infused to the date of acquisition taken place. Pursuant to the signed option agreement, the Company obtained an option to acquire the entire 65% interest from Sino Olympics with the expectation that the total investment could reach $3.25 million plus interest at 6% per annum from the date at which the Song brothers infused their capital into North Diamond to the date the Company exercise this acquisition option. If the Company exercises (solely based on the Company’s discretion) the aforementioned option, the obligation to contribute $3.25 million of the registered capital ($5 million) into this WOFE will be also assumed by the Company.

DIGUANG INTERNATIONAL DEVELOPMENT CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 16 - SUBSEQUENT EVENT (Unaudited) (Continued)

On May 12, 2006, the aforementioned option agreement was amended and restated by both parties. Pursuant to the amended and restated purchase option agreement, the purchase price for the equity Interest and the additional 32.5% interest, shall be the amount paid by Optionor for the Equity Interest and $487,500, plus interest at the rate of 6% per annum which shall apply to both the Equity Interest and the additional 32.5% interest, plus the assumption of any remaining obligation of Optionor to contribute the registered capital to North Diamond. The interest at the rate of 6% per annum shall commence on the date of payment made by Optionor towards its registered capital of North Diamond and shall end on the date of the Exercise Notice.

According to the Board resolution on April 5, 2006, Diguang Electronics decided to increase its registered capital from RMB15 million to RMB85 million and its total investment from RMB15 million to RMB150 million. On April 30, the application has been approved by Shenzhen Bureau of Trade and Industry at Nanshan District, Shenzhen City, Guangdong Province of China. As of June 30, 2006, the registered capital of Shenzhen Diguang has been increased up to RMB85 million, approximately $10.64 million

The Board meeting of Diguang International Holdings Ltd. (“Diguang Holdings”) was held on June 16, 2006 and discussed about accepting the transference of the stock and rights from Huaxia (Yangzhou) Integrated O/E System Inc. At the meeting, the Board made the resolution to approve the following clauses: i) Diguang Holdings will accept the transference of 15% stock and rights (after increased capital) from Huaxia (Yangzhou) Integrated O/E System Inc. which is held by Tatech Cyberlink Co., Ltd.; ii) after accepting the stock and rights of Huaxia (Yangzhou) Integrated O/E System Inc., Diguang Holdings will contribute $3million of investment in cash, which accounts for 15% of registered capital; iii) Diguang Holdings will nominate Mr. Song Yi to act as one of the directors of Huaxia (Yangzhou) Integrated O/E System Inc.

PART II—INFORMATION NOT REQUIRED IN THE PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

The following table sets forth the costs and expenses payable by the registrant in connection with the issuance and distribution of the common stock being registered. All amounts are estimates, except the SEC registration fee.

Nature of Expenses	Amount of Fees
SEC registration fee	$5,875.17
NASD filing fee	NA
Nasdaq National Market listing fee	$5,000
Legal fees and expenses	$60,000
Accounting fees and expenses	$57,000
Total	$127,875.17

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS

Sections 78.7502 and 78.751 of the Nevada Revised Statutes provides for the indemnification of officers, directors, and other corporate agents in terms sufficiently broad to indemnify such persons under certain circumstances for liabilities (including reimbursement for expenses incurred) arising under the Securities Act. Nevada Law provides, among other things, that a corporation may indemnify a person who was or is a party to or is threatened to be made a party to, any threatened pending or completed action by reason of their service to the corporation. Expenses include attorney’s fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with the action suit or proceeding. In order to be entitled to indemnification such person must have acted in good faith and in a manner reasonably believed to be in, or not opposed to, the corporation’s best interests or the person must not have breached his fiduciary duties to the corporation in a manner involving intentional misconduct, fraud or knowing violation of the law. Further, discretionary indemnification may be authorized by the stockholders, a majority vote of a quorum of disinterested directors, or if no quorum can be obtained or any such quorum so orders, by legal opinion of counsel. Article XIII of the our Articles of Incorporation provides for indemnification of our directors, officers, employees and other agents to the extent and under the circumstances permitted by the Nevada Revised Statutes.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES

On September 5, 2005, Online issued 1,333,333 (800,000 on a post-Reverse Split basis) restricted shares of its common stock to Chardan Capital, LLC, in exchange for Chardan’s services in finding an operating company as a target for the Share Exchange.  The fair value of these shares at the issuance date was approximately $532,000 at a price of $0.40 per share, which was the market price on that day.  All of the stock is subject to our right to repurchase it for the same amount Chardan paid to acquire the stock if Online consummates a business combination with an operating company that Chardan did not introduce to Online.  Online acknowledges that Chardan introduced Diguang to Online.  Upon the filing of the resale registration statement required under the terms of the Share Exchange between us and Online and in the registration rights agreement in connection with the Offering, that right of repurchase will expire, and none of the restricted shares issued to Chardan may be repurchased.  The sale of these securities was exempt from registration under Section 4(2) of the Securities Act on the grounds that they were offered and sold in a private transaction involving fewer than 35 persons.  This sale of securities did not result in any proceeds to us.

Pursuant to the placement agent agreement Online entered into in September 2005 in connection with the Offering, which is the private placement of 2.4 million shares at a price of $5 per share for aggregate gross proceeds of $12 million, Online issued to two placement agents, 133,000 shares of our common stock to Chardan Capital Markets, LLC and 110,000 shares of our common stock to Maxim Group, LLC, 405,000 shares of our common stock (243,000 on a post-Reverse Split basis) in exchange for the placement service provided by two placement agents. Pursuant to the same placement agent agreement, we paid to Chardan Capital Markets, LLC and Maxim Group, LLC, a one-time fee equal to 8% of the total funds raised in the Offering (funds raised not to exceed $12,000,000). Additionally, we will pay $5,000 on the first day of each month commencing during the term of the placement agent agreement.  The fair value of these shares at the issuance date (December 21, 2005) was approximately $1,117,395 at a price of $2.76 per share, which was the market price on that day.   The issuance of these shares was exempt from the registration under Regulation 4(2) and Rule 506 of Regulation D promulgated under the Act.   Tripoint Capital Advisors received a cash fee of $40,000 in connection with the Offering.

Sino Olympics, Diguang Holdings’ sole shareholder prior to the Share Exchange, agreed to sell a total of 876,941 shares of its Diguang common stock to Craig Samuels (87,694 shares), JLF Partners I, LLC (259,785 shares), JLF Partners II, LLC (23,362 shares), JLF Offshore Fund, Ltd. (418,406 shares) and Hilltop Holdings Company, LP (87,694 shares) in exchange for a cash payment of $500,000, $1,481,200, $133,202, $2,385,598 and $500,000, respectively pursuant to an agreement for sale of stock dated as of March 17, 2006. The sale of this stock was conditioned on, and was consummated in conjunction with, the Share Exchange.  The sale of these securities is exempt from registration under Regulation 4(2) on the grounds that they were offered in a private transaction involving fewer than 35 unaccredited investors.  This sale of securities did not result in any proceeds to us.

To accomplish the Share Exchange with Diguang Holdings, we issued on March 17, 2006 an aggregate of 18,250,000 shares of our common stock in exchange for all of Diguang Holdings’ issued and outstanding capital stock.  The shares were issued to 6 accredited investors, Sino Olympics, Craig Samuels, JLF Partners I, LLC, JLF Partners II, LLC, JLF Offshore Fund, LP and Hilltop Holdings Company, LP pursuant to the exemption from registration under Section 4(2) of the Securities Act for issuances not involving any public offering.  Sino Olympics, is controlled by Yi Song and Hong Song, but none of the other recipients of our stock are affiliated with, controlled by or otherwise related to the Songs.

On March 17, 2006 we issued 2,400,000 shares of our common stock in a private placement in consideration for $12,000,000 paid by 94 investors, all of whom were accredited. This issuance was exempt from registration under Section 4(2) of the Securities Act for issuances not involving any public offering.

On July 11, 2006, Gotham Holdings, L.P., (“Gotham”) transferred its interest in 34,500 shares of our common stock $0.001 per value to Globis Asia LLC (“Globis”). Both Gotham and Globis represented to us that they were accredited. The transfer will not result in a violation of the registration provisions of Section 5 of the U.S. Securities Act of 1933.

On September 30, 2004, Amaranth Global Equities Master Fund Limited (“Amaranth”) transferred its interest in 400,000 of our common stock to Dynahero Investments Limited (“Dynahero”) for a purchase price per share of $5.10. Both Amaranth and Dynahero represented to us that they were accredited and represented that the transfer will not violate any applicable U.S federal and state securities laws.

ITEM 16. EXHIBITS

(a) Exhibits

Exhibit No.	Description
2.1
Amended and Restated Share Exchange Agreement with Online, Diguang, Terri Wonderly, Sino Olympics, JLF Partners I, LP, JLF Partners II, LP, JLF Offshore Fund, Ltd., Craig Samuels and Hilltop Holdings Company, LP, dated March 17, 2006 (incorporated by reference from Form 8-K filed on March 21, 2006)

3.1(i)	Amended and Restated Articles of Incorporation
3.1(ii)	Amended and Restated By-laws
4.1
Amended and Restated Share Exchange Agreement with Online, Diguang International Holdings Limited, Terri Wonderly, Sino Olympics, JLF Partners I, LP, JLF Partners II, LP, JLF Offshore Fund, Ltd., Craig Samuels and Hilltop Holdings Company, LP dated March 17, 2006 (Exhibit 2.1)

4.2	Placement Agent Agreement with Online, Chardan Capital Markets, LLC and Maxim Group, LLC dated September 27, 2005 (incorporated by reference from Form S-1 filed on June 16, 2006)
4.3	Amended and Restated Form of Registration Rights Agreement dated January 16, 2006 (incorporated by reference from Form S-1 filed on June 16, 2006)
5.1	Opinion of Hale Lane Peek Dennison and Howard, as to legality of offered securities
10.1	Employment Agreement of Yi Song (incorporated by reference from Form 8-K filed on April 21, 2006)
10.2	Employment Agreement of Hong Song (incorporated by reference from Form 8-K filed on April 21, 2006)
10.3
Production Building Lease Contract with Dongguan Diguang Electronics Science & Technology Co., Ltd. and Shenzhen Diguang Electronics Co. dated March 30, 2005 (incorporated by reference from Form S-1 filed on June 16, 2006)

14.1	Code of Ethics
21.1	Subsidiaries of the registrant (incorporated by reference from Form S-1 filed on June 16, 2006)
23.1	Consent of BDO REANDA

(b) Financial Statement Schedules

ITEM 17. UNDERTAKINGS

(a) The undersigned registrant hereby undertakes:

  (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

Provided, however, That:

(A) Paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the SEC by the registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in this registration statement.

(B) Paragraphs (a)(1)(i), (a)(1)(ii) and (a)(1)(iii) of this section do not apply if the registration statement is on Form S-3 or Form F-3 and the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the SEC by the registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in this registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of this registration statement.

(C) Provided further, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the registration statement is for an offering of asset-backed securities on Form S-1 or Form S-3, and the information required to be included in a post-effective amendment is provided pursuant to Item 1100(c) of Regulation SB.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of this offering.

(4) If the registrant is a foreign private issuer, to file a post-effective amendment to the registration statement to include any financial statements required by Item 8.A. of Form 20-F at the start of any delayed offering or throughout a continuous offering. Financial statements and information otherwise required by Section 10(a)(3) of the Act need not be furnished, provided that the registrant includes in the prospectus, by means of a post-effective amendment, financial statements required pursuant to this paragraph (a)(4) and other information necessary to ensure that all other information in the prospectus is at least as current as the date of those financial statements. Notwithstanding the foregoing, with respect to registration statements on Form F-3, a post-effective amendment need not be filed to include financial statements and information required by Section 10(a)(3) of the Act or Rule 3-19 of this chapter if such financial statements and information are contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the Form F-3.

(5) That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser:

(i) If the registrant is relying on Rule 430B (?230.430B of this chapter):

(A) Each prospectus filed by the registrant pursuant to Rule 424(b)(3)shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

(B) Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii), or (x) for the purpose of providing the information required by section 10(a) of the Securities Act of 1933 shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date; or

(ii) If the registrant is subject to Rule 430C, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(6) That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities:

The undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:
(i) Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii) The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv) Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned hereunto duly authorized in the City of Alameda, State of California, on October 30, 2006.

Diguang International Development Co., Ltd.
(Registrant)
/s/ Jackie You Kazmerzak
By: Jackie You Kazmerzak
Title: Chief Financial Officer (Principal Financial Officer)

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Dated: October 30, 2006	/s/ Yi Song
Yi Song
Chairman of the Board and Chief Executive Officer (Director and Principal Executive Officer)

Dated: October 30, 2006	/s/ Hong Song
Hong Song
Director

Dated: October 30, 2006	/s/ Remo Richli
Remo Richli
Director

Dated: October 30, 2006	/s/ Gerald Beemiller
Gerald Beemiller
Director

Dated: October 30, 2006	/s/ Tuen-Ping Yang
Tuen-Ping Yang
Director

EXHIBIT INDEX

Exhibit No.	Description
2.1
Amended and Restated Share Exchange Agreement with Online, Diguang, Terri Wonderly, Sino Olympics, JLF Partners I, LP, JLF Partners II, LP, JLF Offshore Fund, Ltd., Craig Samuels and Hilltop Holdings Company, LP, dated March 17, 2006 (incorporated by reference from Form 8-K filed on March 21, 2006)

3.1(i)	Amended and Restated Articles of Incorporation
3.1(ii)	Amended and Restated By-laws
4.1
Amended and Restated Share Exchange Agreement with Online, Diguang International Holdings Limited, Terri Wonderly, Sino Olympics, JLF Partners I, LP, JLF Partners II, LP, JLF Offshore Fund, Ltd., Craig Samuels and Hilltop Holdings Company, LP dated March 17, 2006 (Exhibit 2.1)

4.2	Placement Agent Agreement with Online, Chardan Capital Markets, LLC and Maxim Group, LLC dated September 27, 2005 (incorporated by reference from Form S-1 filed on June 16, 2006)
4.3	Amended and Restated Form of Registration Rights Agreement dated January 16, 2006 (incorporated by reference from Form S-1 filed on June 16, 2006)
5.1	Opinion of Hale Lane Peek Dennison and Howard, as to legality of offered securities
10.1	Employment Agreement of Yi Song (incorporated by reference from Form 8-K filed on April 21, 2006)
10.2	Employment Agreement of Hong Song (incorporated by reference from Form 8-K filed on April 21, 2006)
10.3
Production Building Lease Contract with Dongguan Diguang Electronics Science & Technology Co., Ltd. and Shenzhen Diguang Electronics Co. dated March 30, 2005 (incorporated by reference from Form S-1 filed on June 16, 2006)

14.1	Code of Ethics
21.1	Subsidiaries of the registrant (incorporated by reference from Form S-1 filed on June 16, 2006)
23.1	Consent of BDO REANDA